Exhibit 99.2
OPC Energy Ltd.

Consolidated Financial Statements
As of December 31, 2025

Unofficial English translation of certain sections of the Company’s 2025 Annual Report, for convenience purposes only.
The complete and binding report is the official Hebrew Annual Report published by the Company on the Tel Aviv Stock Exchange website.
In case of any discrepancy, the official and full Hebrew report shall prevail.
This unofficial translation does not constitute an offer, advice or invitation to make any transaction in the Company’s securities.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Financial Statements as of December 31, 2025

Table of Contents
Page

Independent Auditors’ Report	F-3 - F-8

Consolidated Statements of Financial Position	F-9 - F-10

Consolidated Statements of Income	F-11

Consolidated Statements of Comprehensive Income or Loss	F-12

Consolidated Statements of Changes in Equity	F-13 - F-14

Consolidated Statements of Cash Flow	F-15 - F-18

Notes to the Consolidated Financial Statements	F-19 - F-138

---Unofficial translation for convenience purposes---

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

We have audited the consolidated financial statements of OPC Energy Ltd. (hereinafter - the “Company"), which include the consolidated statement of financial position as of December 31, 2025 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, including significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position as of December 31, 2025, and the consolidated financial results and the consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Basis for Opinion

We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by the Certified Public Accountants (Modus Operandi of Certified Public Accountant) Regulations, 1973. Our responsibilities under those standards are described in the Independent Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section in this report. We are independent of the Company and its consolidated companies in accordance with the statutory provisions applicable in Israel regarding the independent auditor’s independence and prevention of conflict of interest in Israel. In addition, we fulfilled our other ethical responsibilities in accordance with the Auditors Law, 1955 and the regulations promulgated thereunder. We believe that the audit evidence we obtained is appropriate and sufficient to provide a basis for our opinion.

Key audit matters

The key audit matters listed below are those matters which were communicated or should have communicated to the Company’s Board of Directors, and which in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters include, among other things, any matter that: (1) Relates, or may relate to material items or disclosures on the Consolidated Financial Statements; and (2) our judgment in connection therewith was particularly challenging, subjective or complex. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon; communicating these matters, as follows, does not alter our opinion on the consolidated financial statements as a whole, and we do not use their communication to provide a separate opinion on these matters, nor on the items or disclosures to which they relate.

---Unofficial translation for convenience purposes---
Annual impairment testing of goodwill generated on the acquisition of the Gat Power Plant

Why was this matter deemed as a key audit matter

The Company tests for goodwill impairment for each cash-generating unit comprising goodwill on a fixed date once a year, or more often if there are indications of impairment to the value of these cash-generating units. In order to test such assets for impairment, the Group checks whether the carrying amount of the cash-generating unit exceeds its recoverable amount, in accordance with the provisions of IAS 36 regarding impairment.

As stated in Note 11B to the aforementioned financial statements, the Company has goodwill whose balance as per the statement of financial position as of December 31, 2025 is approx. NIS 221 million, which was created upon acquisition of the Gat Power Plant and is associated with the Israel power plants operations (especially Rotem, Hadera and Gat) (hereinafter - the "Companies").

As stated in Section 3G1 to the aforesaid financial statements, subsequent to initial recognition goodwill is measured at cost less accumulated impairment losses. The Company’s management tested for impairment the balance of goodwill as of December 31, 2025. The Company’s management reached the conclusion that it is not required to recognize an impairment loss in the Financial Statements for 2025.

We identified the impairment testing of the goodwill attributable to the companies as a key audit matter. The key considerations for this decision are:

•	Discounted cash flow calculations are based on subjective assumptions of the Company's management, including estimates of projected cash flows and discount rate.

•
The audit procedures we implemented with respect to the impairment testing of the goodwill attributable to the Companies involved the exercise of the audit team’s judgement and the use of experts who had valuation-related knowledge and experience.

How the key matter was addressed in the audit

Following are the key audit procedures implemented by the audit team in connection with the key matter:

•
We obtained an understanding of the process of goodwill impairment testing, and reviewed the process used by management to assess the need to record impairment. We also examined the effectiveness of the audits executed by management.

•
We sought the assistance of experts possessing the required knowledge and experience in valuations in order to assess the valuation method and assess the reasonableness of the weighted average cost of capital.

•
We received from the Company calculations of discounted cash flows relating to the most significant component associated with the activity of the Rotem Power Plant, and assessed the reasonableness of the significant assumptions used in calculating the projected cash flows, by, among other things, comparing them to historical results and projections regarding the Generation Component.

•	We tested the completeness of the data included in the valuation model and their adequacy.

•	We conducted a sensitivity analysis to the results of the model with respect to the key assumptions, such as the electricity tariff (generation component) and the weighted average cost of capital.

---Unofficial translation for convenience purposes---
Responsibilities of Board of Directors and Management for the Consolidated Financial Statements

The Board of Directors and management are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS and the provisions of the Securities Regulations (Annual Financial Statements), 2010; they are also responsible for such internal control deemed necessary by the Board of Directors and management to enable the preparation of consolidated financial statements which are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors and management are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters pertaining to going concern and implementing the going concern basis of accounting unless the Board of Directors and management either intend to liquidate the Company or to cease its operations, or have no realistic alternative but to do so.

Independent Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report which includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Israel will always detect a material misstatement when it exists. Misstatements may arise from fraud or error and are deemed material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

In an audit conducted in accordance with generally accepted auditing standards in Israel, we exercise professional judgment and maintain professional skepticism throughout the audit. Furthermore, we:

•
Identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence which is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement arising from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, malicious misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures which are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and management.

•
Reach a conclusion regarding the appropriateness of the Board of Directors’ and management's use of the going concern assumption and, based on the audit evidence obtained, whether a material uncertainty exists regarding events or conditions which may cast significant doubts on the Company’s ability to continue as a going concern. If we concluded that a material uncertainty exists, we are required to draw attention in our independent auditor's report to the relevant disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained through the date of our independent auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner which achieves fair presentation.

---Unofficial translation for convenience purposes---
We communicate to the Board of Directors and management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control which we identify during the audit.

In addition, we provide the Board of Directors and management with a statement to the effect that we have complied with relevant ethical requirements regarding our independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the safeguards implemented to eliminate identified threats to our independence.

From the matters communicated to the Board of Directors and management, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our independent auditor's report unless law or regulation precludes public disclosure of the matter.

We also have audited - in accordance with the standards of the Public Company Accounting Oversight Board (United States), regarding the audit of internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report, dated March 11, 2026 included an unqualified opinion on the effectiveness of internal control over the Company’s financial reporting.

The engagement partner of the audit, which is the subject matter of the independent auditor's report is Ran Zuriel.
Somekh Chaikin

Certified Public Accountants
March 11, 2026
KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

---Unofficial translation for convenience purposes---

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd. regarding the Audit of the Components of the Internal Control over Financial Reporting

We have audited internal control over financial reporting of OPC Energy Ltd. and its subsidiaries (hereinafter, jointly - the "Company”) as of December 31, 2025. Based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and for evaluating the effectiveness of the internal control over financial reporting which is included in the attached Report of the Board of Directors and Management with regard to internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States regarding audit of internal control over financial reporting, as adopted by the Institute of Certified Public Accountants in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the faithful representation of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition (including removal from possession) of the Company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, drawing conclusions regarding the future based on any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate due to changes in circumstance, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control as of December 31, 2025, based on criteria established in the Internal Control - Integrated Framework published by COSO.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated statements financial position of the Company as of December 31, 2025 and for the year then ended and our report dated March 11, 2026 includes an unqualified opinion on the abovementioned financial statements, with no departures from the standard wording.

Somekh Chaikin
Certified Public Accountants

Tel Aviv, Israel

March 11, 2026

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

---Unofficial translation for convenience purposes---

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

March 11, 2026
To
The Board of Directors of
OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf offerings of May 2023:

Report of the independent auditors dated March 11, 2026 on the Company's Consolidated Financial Statements as of December 31, 2025 and for the year then ended.

Report of the independent auditors of March 11, 2026 regarding the Company’s separate financial information in accordance with Regulation 9C to the Securities Regulations (Periodic and Immediate Reports), 1970 as of December 31, 2025 and for the year then ended.

Report of the independent auditors of March 11, 2026 regarding the audit of internal control over financial reporting of the Company as of December 31, 2025.

Respectfully,

Somekh Chaikin
Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Statements of Financial Position as of December 31

		2025	2024
	Note	NIS million	NIS million

Current assets

Cash and cash equivalents	5	2,913	962
Trade receivables		437	293
Other receivables and debit balances	7	206	90

Total current assets		3,556	1,345

Non‑current assets

Long-term restricted deposits and cash	6	522	60
Long-term receivables and debit balances	8	377	162
Investments in associates	24	5,186	5,320
Long-term derivative financial instruments	21	42	44
Property, plant & equipment	9	4,402	4,238
Right‑of‑use assets and deferred expenses	10	636	637
Intangible assets	11	266	261

Total non‑current assets		11,431	10,722

Total assets		14,987	12,067

---Unofficial translation for convenience purposes---
  OPC Energy Ltd.
Consolidated Statements of Financial Position as of December 31

		2025	2024
	Note	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	14	131	82
Current maturities of debt from non‑controlling interests	23D	-	14
Current maturities of debentures	15	244	212
Trade payables		404	213
Payables and credit balances	12	369	123

Total current liabilities		1,148	644

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	14	3,203	2,150
Long-term debt from non-controlling interests	23D	440	500
Debentures	15	1,626	1,663
Long-term lease liabilities	10	21	31
Long-term derivative financial instruments	21	3	-
Other long‑term liabilities	13	15	115
Deferred tax liabilities	17	524	543

Total non-current liabilities		5,832	5,002

Total liabilities		6,980	5,646

Equity	18

Share capital		3	3
Share premium		6,082	3,993
Capital reserves		(185)	532
Retained earnings		570	224

Total equity attributable to the Company’s shareholders		6,470	4,752

Non‑controlling interests		1,537	1,669

Total equity		8,007	6,421

Total liabilities and equity		14,987	12,067

Yair Caspi	Giora Almogy	Ana Bernstein Schwartzman
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Approval date of the financial statements: March 11, 2026.

The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Income Statement for the Year Ended December 31

		2025	2024	2023
	Note	NIS million	NIS million	NIS million

Revenues from sales and provision of services	19A	3,002	2,779	2,552
Cost of sales and services (excluding depreciation and amortization)	19B	(2,263)	(1,931)	(1,827)
Depreciation and amortization		(232)	(317)	(288)

Gross profit		507	531	437

Share in profits of associates	24	523	166	242
Compensation in respect of loss of income	19E	16	44	41
General and administrative expenses	19C	(365)	(263)	(212)
Business development expenses	19D	(14)	(45)	(58)
Other revenues (expenses), net	19F	95	(56)	(16)
Gain on deconsolidation of the US Renewable Energies Segment	23F	-	259	-

Operating profit		762	636	434

Finance expenses	19G	(298)	(339)	(240)
Finance income	19G	80	87	43
Loss from extinguishment of financial liabilities	19G	-	(49)	-

Finance expenses, net		(218)	(301)	(197)

Profit before taxes on income		544	335	237

Income tax expenses	17	(87)	(138)	(68)

Profit for the year		457	197	169

Attributable to:
The Company’s shareholders		346	111	144
Non-controlling interests		111	86	25

Profit for the year		457	197	169

Earnings per share attributable to the Company’s owners	20

Basic and diluted earnings per share (in NIS)		1.26	0.46	0.63

The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Statement of Comprehensive Income or Loss for the Year Ended December 31

	2025	2024	2023
	NIS million	NIS million	NIS million

Profit for the year	457	197	169

Components of other comprehensive income (loss) that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(6)	42	(40)

Net change in fair value of derivatives used to hedge cash flows carried to the cost of the hedged item	-	-	(5)

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(3)	(11)	(20)

Group’s share in other comprehensive income (loss) of associates, net of tax	(215)	13	(48)

Foreign currency translation differences in respect of foreign operations	(*)(762)	(8)	126

Tax on other comprehensive income (loss) items	60	(6)	1

Other comprehensive income (loss) for the year, net of tax	(926)	30	14

Total comprehensive income (loss) for the year	(469)	227	183

Attributable to:
The Company’s shareholders	(344)	121	169
Non-controlling interests	(125)	106	14

Total comprehensive income (loss) for the year	(469)	227	183

(*) Mainly due to a decrease of approx. 12.5% in the USD/NIS exchange rate during 2025.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2025

Balance as of January 1, 2025	3	3,993	247	49	236	224	4,752	1,669	6,421

Issuance of shares (less issuance expenses)	*-	2,057	-	-	-	-	2,057	-	2,057
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	50	50
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised and expired options and RSUs	*-	32	(32)	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	(60)	(60)
Other	-	-	(2)	-	-	-	(2)	2	-
Other comprehensive loss for the year, net of tax	-	-	-	(145)	(545)	-	(690)	(236)	(926)
Profit for the year	-	-	-	-	-	346	346	111	457

Balance as of December 31, 2025	3	6,082	220	(96)	(309)	570	6,470	1,537	8,007

For the year ended December 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	779	-	-	-	-	780	-	780
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	175	175
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised options and RSUs	*-	4	(4)	-	-	-	-	-	-
Other	-	-	(4)	-	-	-	(4)	(7)	(11)
Other comprehensive income (loss) for the year, net of tax	-	-	-	24	(14)	-	10	20	30
Profit for the year	-	-	-	-	-	111	111	86	197

Balance as of December 31, 2024	3	3,993	247	49	236	224	4,752	1,669	6,421

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	9	-	-	-	9	1	10
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the year, net of tax	-	-	-	(66)	91	-	25	(11)	14
Profit for the year	-	-	-	-	-	144	144	25	169

Balance as of December 31, 2023	2	3,210	248	25	250	113	3,848	1,394	5,242

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

	2025	2024	2023
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	457	197	169
Adjustments:
Depreciation and amortization	249	333	303
Diesel fuel consumption	26	12	32
Finance expenses, net	218	301	197
Income tax expenses	87	138	68
Share in profits of associates	(523)	(166)	(242)
Other expenses, net	(95)	56	16
Gain on deconsolidation of the US Renewable Energies Segment	-	(259)	-
Proceeds in respect of development fees from the Basin Ranch Power Plant	92	-	-
Share-based compensation transactions	149	35	(7)
	660	647	536

Changes in trade and other receivables	(231)	(64)	(22)
Changes in trade payables, service providers, payables and other long-term liabilities	258	14	(25)
	27	(50)	(47)
Dividends received from associates (1)	334	235	13
Income taxes paid (2)	(18)	(67)	(7)
	316	168	6

Net cash provided by operating activities	1,003	765	495

Cash flows from investing activities
Interest received	70	35	35
Change in restricted deposits and cash, net (3)	(473)	(8)	173
Provision of short-term collateral, net	-	14	110
Acquisition of subsidiaries, net of cash acquired	-	-	(1,172)
Investment in associates (4)	(993)	(737)	(29)
Subordinated long-term loans to Valley	-	-	(87)
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(402)	(1,260)	(1,223)
Deconsolidation of the US Renewable Energies Segment	-	134	-
Advance payment in respect of acquisition of the remaining ownership stakes in Basin Ranch	(190)	-	-
Proceeds for repayment of partnership capital from associates (1)	148	95	11
Other	40	15	16

Net cash used for investing activities	(1,800)	(1,712)	(2,166)

(1)	For further details regarding capital and dividend distributions from associates of the CPV Group - see Note 24.

(2)	Taxes paid during 2024 include taxes paid for restructuring. For further details, see Note 23F.

(3)	In the reporting period in respect of balances designated for the construction of the Basin Ranch project.

(4)
In the reporting period, mainly includes investments in Basin Ranch and Shore totaling approx. NIS 550 million and approx. NIS 318 million, respectively. In 2024 - mainly including investments in the Maryland and Shore power plants; for further details see Note 23E2.

The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

	2025	2024	2023
	NIS million	NIS million	NIS million

Cash flows for financing activities

Proceeds of share issuance, less issuance expenses (1)	2,057	780	-
Proceeds of debenture issuance, less issuance expenses	495	198	-
Receipt of long-term loans from banking corporations and financial institutions, net(2)	1,169	1,951	1,242
Receipt of long-term debt from non-controlling interests	16	104	110
Investments by holders of non-controlling interests in equity of subsidiary	50	175	231
Proceed in respect of restructuring - share exchange and investment transaction with Veridis	-	-	452
Short term loans from banking corporations, net	14	(204)	231
Tax equity partner’s investments in US Renewable Energies projects	-	152	304
Interest paid	(180)	(228)	(152)
Dividend paid to non‑controlling interests	(60)	-	-
Repayment of long-term loans from banking corporations and others(2)	(95)	(1,755)	(144)
Repayment of long-term loans as part of the acquisition of Gat	-	-	(303)
Repayment of long-term loans from non-controlling interests	(62)	(76)	(123)
Repayment of debentures(3)	(515)	(193)	(31)
Other	6	(13)	-

Net cash provided by financing activities	2,895	891	1,817

Net increase (decrease) in cash and cash equivalents	2,098	(56)	146

Balance of cash and cash equivalents as of the beginning of the year	962	1,007	849

Effect of exchange rate fluctuations on cash and cash equivalent balances	(147)	11	12

Balance of cash and cash equivalents at the end of the year	2,913	962	1,007

(1)	For further details – see Note 18B.

(2)	For further details – see Note 14B1.

(3)	For details regarding the partial early redemption of Debentures (Series B) in the third quarter of 2025, see Note 15C2.

The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

Appendix A - Changes Arising from Financing Activity

	Loans from banking corporations and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liabilities (assets) as of January 1, 2025	2,234	514	1,891	(43)
Changes arising from cash flows:
Proceeds for derivative financial instruments	-	-	-	(1)
Receipt of loans, net from transaction costs	1,171	16	495	-
Repayment of debentures and loans	(95)	(62)	(515)	-
Short term loans from banking corporations, net	14	-	-	-
Interest paid	(129)	(2)	(47)	-
Total changes arising from cash flows from financing activities	961	(48)	(67)	(1)

Changes in foreign currency exchange rates	(6)	(59)	-	-
Interest expenses	157	33	52	5
Linkage differences	9	-	22	(7)
Changes in fair value, hedge accounting and other	(18)	-	(8)	5
Total changes arising from non-cash activity	142	(26)	66	3

Liabilities (assets) as of December 31, 2025	3,337	440	1,890	(41)

	Loans from banking corporations and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liabilities (assets) as of January 1, 2024	3,259	454	1,853	(52)
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	7
Receipt of loans, net from transaction costs	1,991	104	198	-
Repayment of debentures and loans	(1,755)	(76)	(193)	-
Short term loans from banking corporations, net	(204)	-	-	-
Interest paid	(182)	(3)	(41)	-
Total changes arising from cash flows from financing activities	(150)	25	(36)	7

Changes in foreign currency exchange rates	25	1	-	-
Interest expenses	250	34	57	5
Linkage differences	14	-	32	(11)
Deconsolidation	(1,163)	-	-	(4)
Changes in fair value, hedge accounting and other	(1)	-	(15)	12
Total changes arising from non-cash activity	(875)	35	74	2

Liabilities (assets) as of December 31, 2024	2,234	514	1,891	(43)
The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

	Loans from banking corporations and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liabilities (assets) as of January 1, 2023	1,817	437	1,854	(57)
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	9
Receipt of loans, net	1,242	110	-	-
Repayment of debentures and loans	(144)	(123)	(31)	-
Repayment of loans as part of the acquisition of Gat	(303)	-	-	-
Short term loans from banking corporations, net	231	-	-	-
Interest paid	(112)	(2)	(23)	-
Total changes arising from cash flows from financing activities	914	(15)	(54)	9

First-time consolidation of limited partnership	303	-	-	-
Changes in foreign currency exchange rates	(2)	8	-	(1)
Interest expenses	174	26	46	-
Linkage differences	15	-	33	(11)
Changes in fair value, hedge accounting and other	38	(2)	(26)	8
Total changes arising from non-cash activity	528	32	53	(4)

Liabilities (assets) as at December 31, 2023	3,259	454	1,853	(52)

The accompanying notes are an integral part of the consolidated financial statements.

---Unofficial translation for convenience purposes---
OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 1 – GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – the "Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road., Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the Report date, the Group is engaged in the initiation, development, construction, operation and generation and supply of electricity and energy through three operating segments (which constitute reportable segments in the financial statements): Israel (through OPC Power Israel Ltd. (hereinafter - “OPC Israel”), in which the Company has an 80% stake), US Energy Transition and US Renewable Energies (the US operations - through CPV Group, in which the Company has a 70.69% stake).

In addition, the Company is engaged, through CPV Group, in a number of business activities in the US, which - as of the Report date - do not constitute reportable operating segments in the financial statements: For further details – see Note 25.

State of war in Israel

Since 2023, the State of Israel has been experiencing substantial geopolitical and security instability in addition to significant regional escalation, both against the backdrop of domestic events and following the events of October 7, 2023, due to security developments, with the outbreak of the Iron Swords War in the Gaza Strip (hereinafter - the “War”). During 2024-2025 fighting and security tensions intensified in other fronts, especially in Northern Israel and against the Houthis and Iran, when on June 12, 2025, a large-scale military conflict broke out between Israel and Iran (hereinafter - "Operation Rising Lion"). On June 24, 2025, a ceasefire was declared with Iran, and during October 2025 an agreement was signed which led to a ceasefire in the Gaza front.

Since the outbreak of the War in 2023 through the reporting date, the War has had external impacts of varying intensity, which include, among other things, disruption of marine shipping routes due to attacks on merchant and shipping vessels and considerably less flights by foreign airlines to and from Israel. Such events have affected, from time to time (and may continue to affect, due to the following) the arrival in Israel of equipment and foreign personnel (including those necessary for the execution of maintenance and construction work at the Group’s sites in Israel).

The said war and Operation Rising Lion have not had a material effect on the operating results in Israel in the Reporting Period.

Subsequent to the Report date, on February 28, 2026, there was a significant escalation in regional geopolitical conditions, upon the outbreak of a substantial large-scale military conflict between Israel and US military forces on the one hand and Iran on the other hand, which - according to reports - also involves Iranian attacks on other countries in the Middle East (hereinafter - "Operation Lion's Roar"). As part of the Operation, inter alia, air routes in Israel were suspended, a general state of emergency was declared across the Israeli home front - limiting activities in the public sphere, and a large-scale reserve mobilization was carried out.

The abovementioned events involve significant uncertainty and may adversely affect the macroeconomic environment, including adversely affect the Israeli economy’s robustness. The deterioration in the security situation may have an adverse effect on the Company’s activities in Israel, activities of the Company's customers and suppliers in Israel, as well as adversely affect the Company's operating results, the availability and cost of capital and sources of financing required by the Group.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 1 – GENERAL (cont.)

State of war in Israel (cont.)

During Operation Lion's Roar, all gas rigs (including the Karish Reservoir) were shut down for varying periods of time; as of the Report approval date, the Tamar Reservoir is active, while the Karish and Leviathan reservoirs have not yet resumed operations. As of the Report approval date, the Tamar Reservoir has supplied all of the Company’s gas needs. However, some of the gas was purchased at a higher price than the alternative price from a Karish Reservoir, which has not had a material effect as of the Report approval date. The Company is making preparations for a possible impact on the activity of the gas rigs, including the temporary use of diesel fuel by the Company's power plants where necessary. Additionally, in view of the state of emergency declared in Israel, demand has declined to a certain extent; however, the full effects of the operation on the Company's material customers (if any) are not yet clear. In addition, force majeure notices were received from suppliers and contractors alongside limited availability of work teams and foreign experts at the activity sites in Israel, including for Sorek 2 (which is currently under delivery inspections) and the Hadera site (which is currently undergoing unscheduled maintenance work).

As of the Report approval date, given that Operation Lion's Roar has only recently started, there is no full certainty as to its full effects and implications on the Group's activity, if any.

Definitions

1.	The Company - OPC Energy Ltd.

2.	The Group - the Company and its investees.

3.
Consolidated companies/subsidiaries - companies, including partnerships, whose financial statements are fully consolidated, whether directly or indirectly, in the Company’s financial statements, specifically: (1) In Israel: OPC Power Israel (hereinafter - “OPC Israel”), OPC Hadera Expansion Ltd. (hereinafter - the “Hadera 2”), AGS Rotem Ltd. (hereinafter - “Rotem 2”), Gnrgy Ltd. (hereinafter - “Gnrgy”), OPC Power Plants Ltd. (hereinafter - “OPC Power Plants”), OPC Rotem Ltd. (hereinafter - “Rotem”), OPC Hadera Ltd. (hereinafter - “Hadera”), Zomet Energy Ltd. (hereinafter - “Zomet”), OPC Sorek 2 Ltd. (hereinafter - “Sorek 2”), OPC Mevuzarot Ltd. (hereinafter - “OPC Mevuzarot”), OPC Gat Power Plant - Limited Partnership (hereinafter - the “Gat Partnership”), and OPC Solar Ramat Beka Ltd. (hereinafter - “OPC Ramat Beka”). (2) In the US, the Company holds - through ICG Energy Inc (hereinafter - “ICG Energy”) - OPC Power Ventures LP (hereinafter - “OPC Power”), and OPC Power holds the CPV Group.

4.
Investees - consolidated companies and companies, including a partnership or joint venture, the Company’s investment in which is included, directly or indirectly, in the financial statements based on the equity method, specifically: CPV Fairview, LLC (hereinafter - “Fairview”), CPV Maryland, LLC (hereinafter - “Maryland”), CPV Shore Holdings, LLC (hereinafter - “Shore”), CPV Towantic, LLC (hereinafter - “Towantic”), CPV Valley Holdings, LLC (hereinafter - “Valley”), CPV Three Rivers, LLC (hereinafter - “Three Rivers”), CPV Basin Ranch Holdings, LLC (hereinafter - “Basin Ranch”) and CPV Renewable Power, LLC (hereinafter - “CPV Renewable”).

It is noted that the Shore and Basin Ranch power plants will be consolidated for the first time as from the first quarter of 2026. For further details, see Note 23E.

6.	Related parties - as defined in IAS 24 (2009), Related Party Disclosures.

7.	Interested parties - as defined in Paragraph (1) of the definition of an “interested party” in a corporation in Section 1 of the Israel Securities Law, 1968.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with International Financial Reporting Standards (hereinafter - “IFRS”). Such financial statements were also prepared in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The Company’s consolidated financial statements were approved for publication by its Board of Directors on March 11, 2026.

B.        Functional and presentation currency

During the reporting period, the currency that represents the primary economic environment in which the Company operates is the new Israeli shekel (hereinafter - “NIS”). Accordingly, the NIS served as the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

It is noted that in view of developments pertaining to the activity in the United States, which took place recently and continue into 2026 (as detailed, among other things, in Note 23E), as from January 1, 2026, the functional currency representing the primary economic environment in which the Company operates changed from NIS to US Dollar (hereinafter - “USD"), and as of the Report approval date, the Company has submitted to the Israel Securities Authority a pre-ruling application on the matter, and subject to receipt of the ISA’s Position on the matter, it intends to switch to reporting in USD as its functional currency as from the financial statements of the first quarter of 2026.

C.        Basis of measurement

The financial statements were prepared according to the historical cost basis, other than: derivative financial instruments at fair value through profit and loss, derivatives measured at fair value through other comprehensive income, liability in respect of profit-sharing to CPV Group employees, treated as a cash-settled share-based payment transaction, investments in associates, and deferred tax assets and liabilities. For further details, see Note 3.

D.        The operating cycle period

The Group’s normal operating cycle period is one year. Therefore, current assets and current liabilities include items whose disposal is planned and expected during the Group’s normal operating cycle.

E.        Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the accounting policies and the amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

When formulating accounting estimates used in preparing the Group’s financial statements, the Group’s management was required to use assumptions concerning circumstances and events that involve significant uncertainty. In determining the estimates, the Group’s management’s discretion is based on past experience, various facts, external factors and reasonable assumption under the appropriate circumstances for each estimate.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

E.        Use of estimates and judgments (cont.)

These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were revised and in any future affected period.

Information regarding the assumptions made by the Group in respect of the future and other major factors for uncertainty regarding the estimates that have a significant risk of resulting in a material adjustment in the carrying amount of assets and liabilities in the next financial year, is included in the following line items:

1.	Expected useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight line method over the expected useful life, considering the residual value of the assets. The Group routinely re-examines the expected useful life of property, plant and equipment in order to determine the depreciation expenses to be recognized for the period. The useful life is based on the Group’s past experience in respect of similar assets and takes into account expected technological changes. Depreciation expenses in respect of future periods are adjusted to reflect significant changes compared to previous estimates, if any. For further details, see Note 3F.

Change in the estimated useful life of property, plant & equipment

At the end of the reporting period, upon completion of a major overhaul in the Rotem Power Plant during the fourth quarter of 2025, the Company assessed the estimated useful life of the Rotem Power Plant. Based on the opinion of an independent external expert, the useful life of the Rotem Power Plant has been extended by 10 years. The effect of the change in the estimate is accounted for prospectively, and therefore the annual depreciation expenses of the Rotem Power Plant from 2026 onwards will decline by approx. NIS 19 million per year.

2.	Allocation of acquisition costs

The Group uses estimates to allocate the acquisition costs, specifically in business combination transactions and investments in associates, to tangible and intangible assets and to the acquired liabilities. In addition, when estimating the depreciation rates of the tangible and intangible assets and liabilities, the Group estimates the expected life of the asset or liability. In its calculation of those estimates, the Group uses, among other things, external and independent appraisers.

3.	Recoverable amount of cash-generating units that include goodwill and testing for indications of impairment of non-financial assets, including investments in equity-accounted associates

Each year, the Group calculates the recoverable amount of a cash-generating unit to which a goodwill balance has been allocated, based, among other things, on the discounted expected cash flows.

Furthermore, on each reporting date, the Group assesses whether there are indications of impairment of non-financial assets and/or cash-generating units, specifically property, plant & equipment, and investments in associates, and where necessary calculates the recoverable amount of those assets/investments.

In its calculation of the recoverable amount, the Group uses, among other things, external and independent appraisers. For further details, see Note 11B.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

E.        Use of estimates and judgments (cont.)

4.	Ability to recover development and construction costs of projects under development and construction

In order to capitalize development and construction costs of projects under development and construction, the Group uses estimates for receipt of regulatory approvals, the existence of an interest in the land, the ability to connect to the electrical grid, signing PPAs with customers, where relevant, and the expectation of generating future economic benefits from the projects. If in subsequent periods the Group's estimates regarding a project deteriorate, in particular with regard to failure to obtain the required regulatory approvals for projects under development, capitalized costs are amortized in profit and loss and/or the capitalization of additional project costs is discontinued.

F.        Seasonality

The results of Group companies in Israel are based on the load and time tariff (hereinafter - the “DSM Tariff”), as published from time to time by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The DSM Tariff is determined given two daily demand hours clusters - on-peak and off-peak and given the seasons such that the summer season covers June to September, the transition season covers March to May and October to November, and the winter season covers January, February and December.

In the USA, as a rule, the CPV Group is subject to seasonality. In gas-fired power plants, profitability tends to be higher during periods in which the weather is either colder or hotter than the annual average, which often occurs in summer and winter. Furthermore, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer. Whereas in solar projects, solar radiation tends to be higher during the spring and summer months and lower during fall and winter.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policy principles below will be applied consistently to all periods presented in these consolidated financial statements by entities of the Group.

A.	Business combinations and investment in subsidiaries

1.	Business combinations

The Group applies the acquisition method to all business combinations.

The Group recognizes goodwill on acquisition date according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and in subsequent periods, is measured at cost less accumulated impairment losses.

2.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.	Non‑controlling interests

Transactions with non-controlling interests, while maintaining control

Transactions with non-controlling interests while maintaining control are treated as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is attributed to the share of the owners of the Company in a capital reserve from transactions with non-controlling interests and mergers.

4.	Loss of control

Upon loss of control in a subsidiary, the Group derecognizes the subsidiary’s assets and liabilities, any non-controlling interests, and other equity components attributable to that subsidiary. The Group’s remaining stake in the former subsidiary is measured at fair value at the loss of control date.

The difference between the consideration and fair value of the remaining stake and the derecognized balances is recognized in profit and loss under the gains on loss of control in a subsidiary line item. As from that date, the remaining stake is accounted for using the equity method.

The amounts recognized in equity through other comprehensive income with respect to that subsidiary are reclassified to profit or loss or to retained earnings on the same basis that would have been applicable if the subsidiary had directly disposed of the related assets or liabilities.

For further details regarding loss of control in CPV Renewable, see Note 23F.

B.	Investment in associates and joint ventures

1.	Investment in associates and joint ventures

Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in making decisions relating to the financial and operational policies of the investee company. There is a rebuttable assumption whereby a 20% to 50% stake in an investee confers significant influence. In testing for significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The investment cost includes transaction costs. The consolidated financial statements include the Group’s share of the revenues and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. The Company's share in profit or loss from associates will be recorded under operating profit.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Investment in associates and joint ventures (cont.)

1.	Investment in associates and joint ventures (cont.)

The Company has investments in associates whose holding stake therein exceeds 50% and in accordance with the analysis of the contractual rights awarded to interest holders in these entities, the Group has concluded that it does not control these entities and will implement the equity method thereto. For further details, see Note 23E.

2.	Increase in holdings stake of equity-accounted companies where significant influence has been retained

When increasing its stake in a company accounted for using the equity method while maintaining significant influence or joint control, the Group applies the acquisition method only in respect of additional interests while making no changes in accounting for the previous interests.

3.	Increase in the holding stake in companies accounted for by the equity method while losing significant influence and assuming control (hereinafter - “Step Acquisition")

Under the acquisition of additional interests in the Shore and Basin Ranch power plants subsequent to the reporting period and assuming control therein (for further details, see Note 23E), the Parent Company assessed whether the acquisition of the interests constitutes a business combination transaction or an asset acquisition transaction.

To this end, the Company implemented the concentration test. Accordingly, the Company reached the conclusion that the acquisitions constitute asset acquisition transactions. On the completion date of the transactions for the acquisition of the Shore and Basin Ranch power plants and assuming control therein, the implementation of the equity method was discontinued, and their assets and liabilities were consolidated into the Company's Consolidated Financial Statements. The acquisition cost of the Shore and Basin Ranch power plants includes the carrying amounts of previously-held interests, the consideration paid for the acquisition of the additional interests and transaction costs directly attributable to the acquisition.

On the completion date of the acquisition transactions, the acquisition cost was allocated to the identifiable assets and liabilities acquired. Assets and liabilities which are not initially measured at cost in accordance with the relevant IFRSs were measured in accordance with the provisions of the specific applicable standard, and the balance was allocated to the other assets, mainly property, plant, and equipment (including, in Basin Ranch, the right to receive a loan under favorable terms) and a right-of-use asset - based on their relative fair value on the acquisition date. Subsequent to such allocation, the assets and liabilities are measured in accordance with the applicable IFRS.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Foreign currency

1.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the Group companies at the exchange rate effective on the transaction dates. Financial assets and liabilities denominated in Foreign Currencies on the reporting date are translated to the functional currency at the exchange rate at that date. The exchange rate differences due to translation of the functional currency are usually recognized in profit and loss (except for differences from cash flow hedges, which are recognized in other comprehensive income, in respect of the effective part of the hedge).

2.	Foreign operation

The Group has investments in investees in the US, which constitute a foreign operation.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates in effect at the reporting date. The revenues and expenses of foreign operations are translated to NIS at exchange rates in effect at the transaction dates. Foreign exchange differences are recognized in other comprehensive income and are presented in equity in the foreign operations translation reserve (hereinafter – “translation reserve”).

Generally, exchange rate differences from loans received from or provided to foreign operations, including foreign operations that are subsidiaries, are recognized in profit and loss in the consolidated financial statements.

When the settlement of loans provided to a foreign operation is neither planned nor likely in the foreseeable future, gains and losses from exchange rate differences arising from these monetary items are included in the investment in the foreign operation, net, and are recognized in other comprehensive income and stated in equity under the translation reserve.

D.	Financial instruments

1.	Non‑derivative financial instruments

Non‑derivative financial assets include: Cash and cash equivalents, restricted cash and deposits, trade receivables, certain receivables and debit balances and loans to investees.

Non-derivative financial liabilities include: Loans and credit from banking corporations and financial institutions, debt from non-controlling interests, debentures, lease liabilities, trade payables and certain other payables.

2.	Derivative financial instruments, including hedge accounting

Derivatives used for hedge accounting

On initial designation of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the Group’s risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group estimates, upon creation of the hedge and in the subsequent periods, whether the hedge is expected to be highly effective in offsetting changes in fair value or in the cash flows attributable to the hedged risk during the period for which the hedge is designated.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

2.	Derivative financial instruments, including hedge accounting (cont.)

Derivatives used for hedge accounting (cont.)

In respect of cash flow hedging, a forecast transaction that is a hedged item must be at a highly probable level and cause exposure to cash flow changes that may ultimately affect profit and loss.

Changes in fair value of derivatives used to hedge cash flows in respect of the effective part of the hedge are recognized through other comprehensive income or loss directly in a capital reserve for hedges. For the non-effective part, the changes in fair value are recognized in profit and loss. The amount accumulated in a capital reserve for hedges is reclassified to the hedged assets in the statement of financial position or income statement in the period in which the cash flows affect such assets or the income statement, respectively, and is presented in the same line item in the financial statements as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued. The cumulative profit or loss previously recognized through other comprehensive income or loss and presented in the hedging capital reserve remains in the reserve until the projected transaction occurs or is no longer expected to occur. If the forecast transaction is no longer expected to occur, the cumulative profit or loss previously recognized in the hedging capital reserve is reclassified to profit and loss. When the hedged item is a non-financial asset, the amount recognized in the capital reserve for hedges is added to the carrying amount of the asset when it is recognized.

Derivatives not used for hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, changes in fair value of non-hedge derivatives are recognized in profit and loss as finance income (expenses).

3.	Derecognition of total financial liabilities

The Company derecognizes a financial liability when, and only when, it is settled - i.e., when the obligation defined in the contract expires or when it is discharged or canceled. A financial liability is extinguished when the debtor pays the liability by a cash payment, other financial assets, goods or services, or is legally discharged of the liability.

In the event of a change in the terms of an existing financial liability, the Company assesses whether the terms of the liability are materially different from the existing terms, taking into account qualitative and quantitative considerations.

When a substantial modification is made to the terms of an existing financial liability, or when a liability is exchanged with another liability with materially different terms between the Company and an existing lender, the transaction is accounted for as a derecognition of the original liability and the recognition of a new liability. The differences between these two financial liabilities in the financial statements are recognized in profit or loss.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

3.	Derecognition of total financial liabilities (cont.)

When an immaterial modification is made to the terms of an existing liability, or when a liability is exchanged with another liability whose terms are not materially different, between the Company and an existing lender, the Company revises the liability amount, i.e., discounts the new cash flows by the original effective interest rate, and the difference is carried to profit or loss.

4.	Government loan at a preferential interest rate

When the Group receives loans from government entities bearing interest lower than the market interest rate, such loans are initially recognized at fair value in accordance with the provisions of IFRS 9. The difference between the fair value of the loans at initial recognition and the amount received constitutes a government grant. Where the grant pertains to the acquisition, construction or financing of an asset, it is accounted for as an asset grant and is systematically recognized in profit or loss over the useful life of the relevant asset, subject to compliance with the terms and undertakings set with respect to the loan.

Subsequent to initial recognition, the loan is measured at amortized cost in accordance with IFRS 9, using the effective interest method.

For details regarding the receipt of a loan at a preferential interest rate from TEF with respect to the Basin Ranch project, see Note 14B4.

E.	Property, plant & equipment

1.	Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation.

The cost of property, plant and equipment includes expenditure that is directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials, direct labor costs, any additional costs directly attributable to bringing the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, the estimated cost for decommissioning and removing the items and restoring the site on which they are located, as well as capitalized borrowing costs. Advance payments made in respect of self-constructed assets are recognized as part of the cost of the said equipment.

The Company recognized in the income statement, all development costs in respect of projects that it develops until a stage at which, in management’s opinion, the feasibility of construction of the project has been proven. From the stage at which the project is feasible, the development costs and subsequently the construction costs are capitalized to the project costs. A project is considered feasible when the Company’s management believes that the likelihood of the project materializing and generating future economic benefits is greater than the likelihood that it will not materialize.

Purchased software that is integral to the functionality of the related equipment is recognized under the cost of that equipment.

Spare parts, auxiliary equipment, emergency inventory and backup equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, Property, Plant and Equipment.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Property, plant & equipment (cont.)

1.	Recognition and measurement (cont.)

When major parts of a property, plant and equipment item (including costs of periodic tests) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The Company has BOT service concession arrangements in accordance with the provisions of IFRIC 12, Service Concession Arrangements (hereinafter - the “Interpretation”); for each arrangement, the Company assesses whether it falls within the scope of the Interpretation. When the grantor does not control the arrangement, the Company classifies the infrastructure, which is the subject matter of the arrangement, as property, plant & equipment in accordance with the provisions of IAS 16.

2.	Compensation in respect of delay in the construction of a power plant

In cases where the Group is entitled to compensation in respect of delay in the construction of a power plant, the Group assesses the economic substance of the compensation. If the compensation is intended to cover losses incurred to the Company in practice, or loss of income, it is recognized in profit and loss. On other cases, the compensation amount is generally offset against the cost of property, plant and equipment.

3.	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The amortizable amount is the cost of the asset, or another amount that replaces the cost, less its residual value. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Amortization is recognized in the income statement (unless included in the carrying amount of another asset) on a straight-line basis over the estimated useful life of each part of the property, plant and equipment items, since this method reflects the expected consumption pattern of the future economic benefits inherent in the asset in the best way possible.

Estimates regarding depreciation methods, useful life and residual value are reviewed at the end of each reporting year and adjusted as needed.

The estimated useful life of the principal assets (including in associates) for the current period is as follows:

Power plants	23 - 40 years
Maintenance work	3 – 15 years
Roads and buildings	23 - 30 years
Back up diesel fuel by consumption
Freehold land is not depreciated.

For details regarding extending the estimated useful life of the Rotem Power Plant, see Note 2E1.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Intangible assets

1.	Goodwill

Goodwill resulting from the acquisition of subsidiaries is presented under intangible assets. For information regarding measurement of goodwill upon initial recognition, see Section A1 above.

In subsequent periods, goodwill is measured at cost less accumulated impairment losses. For details, see Note 11B.

2	Other intangible assets

Other intangible assets acquired by the Group that have a defined useful life are measured at cost less amortization.

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in the income statement on a straight-line basis, over the estimated useful life of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits best embodied in each asset. Goodwill is not amortized systematically unless tested for impairment at least once a year.

Estimates regarding the amortization method and the useful life are reviewed at the end of each reporting year and adjusted as needed.

G.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventory and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated.

Determining cash-generating units

For the purpose of impairment testing, assets which cannot be specifically tested are grouped into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the higher of its value in use and its fair value less disposal costs. When determining the value in use, the Group discounts the projected future cash flows at the pre-tax discount rate that reflects the estimates of the market participants regarding the time value of money and the specific risks attributed to the asset. For the purpose of impairment testing, assets are grouped together into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Impairment (cont.)

Recognition of impairment loss

Impairment losses are recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, and are recognized in profit and loss. With regard to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after grossing up the goodwill balance, with the non-controlling interests measured according to their proportionate share in the net identifiable assets, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are first allocated to impairment of the carrying value of goodwill attributed to those units and subsequently to impairment of the carrying value of the other assets in the cash-generating units, proportionally.

H.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to defined contribution plans are recognized as an expense in profit and loss in the periods during which related services are rendered by the employees. Liabilities for contributions into a defined contribution plan that are due for payment within more than 12 months from the end of the period in which the employees rendered the service are recognized at their present value.

Share-based compensation transactions

The fair value at the grant date of share-based compensation bonuses to the Company’s employees is recognized as a salary expense in parallel to an increase in equity over the period in which a non-contingent entitlement to the bonuses is achieved. The amount recognized as an expense in respect of share-based compensation bonuses that is subject to vesting conditions that are service terms is adjusted to reflect the number of bonuses that are expected to vest.

The fair value of the liability for employees for rights to share in the profits of the CPV Group was treated as a cash-settled share-based payment and recognized as an expense against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. CPV Group’s profit sharing rights are based on CPV Group’s fair value. The changes in the fair value of the liability were included in general and administrative expenses in the income statement. For further details, see Note 16C to the Financial Statements.

I.	Revenues

The Group recognizes revenues when the customer gains control over the promised goods or services. The revenue is measured at fair value of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements with customers and the quantities of electricity supplied.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Revenues (cont.)

The Group has three main types of revenues:

1.
Revenues from the sale of electricity and steam to private customers are recognized in the period in which the electricity was supplied, and in accordance with the price set in the agreements with the customers.

2.	Revenues from the sale of electricity to the System Operator are recognized upon its transmission into the electrical grid.

3.	Revenues from provision of power plants’ availability to the System Operator are recognized over the period during which capacity was provided.

When setting the transaction price, the Groups takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes in the transaction price the variable consideration amount, or part thereof, when it is highly probable that a significant reversal of the recognized accumulated revenues amount will not occur when the uncertainty associated with the variable consideration has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the estimate of the variable consideration included in the transaction price.

Furthermore, the Group recognizes compensation paid to customers in respect of delays in the commercial operation date of power plants on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenues from contracts with customers.

Upon the sale of electricity to private customers, the Group collects from the customers costs in respect of public utilities provided by Israel Electric Corporation (hereinafter - the “IEC”), whose rates are set by the Israeli Electricity Authority. Those utility costs are transferred by the Group to the IEC without a margin. The Group views the sale of electricity and the sale of the utility services as a single performance obligation, since these are services and/or commodities that are inseparable. Since the customer views the Company as its main supplier in respect of this performance obligation according to indicators defined above, the Group recognizes the revenues at the gross amount of the proceeds.

J.	Finance income and expenses

Finance expenses include, among other things, interest expenses in respect of loans and debentures received, losses from derivative financial instruments recognized in profit and loss, losses from hedging instruments recognized in profit and loss and early repayment fees of loans. Borrowing costs are recognized in the income statement using the effective interest method.

Finance income includes interest income in respect of loans granted and amounts invested, and gains from derivative financial instruments recognized in profit and loss.

Profits and losses from exchange rate differences in respect of financial assets and liabilities are reported on a net basis as finance income or finance expenses, depending on their position (net profit or loss).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Finance income and expenses (cont.)

In statements of cash flows, interest received is presented under cash flows from investing activities. Interest paid is presented under cash flows from financing activities.

Borrowing costs capitalized to qualifying assets and paid are presented as part of the costs to construct property, plant, and equipment under cash flows from investing activities. Cash flows paid (or received) in respect of derivative financial instruments used to hedge loans are presented under cash flows from financing activities.

K.	Income tax expenses

Income tax includes current and deferred taxes. Income taxes are recognized in the income statement unless the tax derives from a business combination, or are recognized directly to equity or other comprehensive income if derived from items recognized directly in equity or other comprehensive income.

Current taxes

Current tax is the tax amount expected to be paid (or received) on taxable income in the tax year, when it is calculated at the tax rates under the applicable laws that have been enacted or substantively enacted as of the reporting date. Current taxes include taxes in respect of previous years.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their value for tax purposes. The Group does not recognize deferred taxes in respect of the following temporary differences: (1) initial recognition of goodwill; (2) initial recognition of assets and liabilities in a transaction that does not constitute a business combination and does not affect the accounting profit and the profit for tax purposes; (3) the differences are due to an investment in subsidiaries, if the Group controls the reversal date of the difference and, they are not expected to reverse in the foreseeable future, whether by way of disposal of an investment or by way of dividend distribution in respect of an investment.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset for carryforward losses, tax benefits and deductible temporary differences is recognized if it is probable that future taxable income can be utilized. Deferred tax assets are examined on every reporting date, and if the attributed tax benefits are not expected to materialize, they are amortized.

Deferred tax assets which were not recognized are reassessed on every reporting date and recognized if the expectation changes such that future taxable income will be available against which they can be utilized.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Income tax expenses (cont.)

Offsetting current and deferred tax assets and liabilities

The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they are attributed to the same taxable income levied by the same tax authority on the same taxable company, or on various tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their current tax assets and liabilities will be realized simultaneously.

Provision in respect of uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will need to use its economic resources to settle the obligation.

L.	Capitalization of borrowing costs

A qualifying asset is an asset that requires a substantial period to prepare it for its intended use or sale. Specific and non-specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion until the date it is ready for its intended use. Other borrowing costs are expensed in profit and loss as incurred.

M.	Leases

1.	Leased assets and lease liabilities

Contracts that confer on the Group the right to control the use of an asset in respect of a lease for a period of time in exchange for a consideration are accounted for as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of the future lease payments (such payments do not include certain variable lease payments), and at the same time, the Group recognizes a right-of-use asset in the amount of the lease liability, adjusted for the lease payments - prepaid or accrued - plus direct costs incurred in the lease.

Since the interest rate implicit in the Group’s leases cannot be determined, the Group uses the incremental interest rate of the lessee.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and amortized throughout the lease term or throughout the useful life of the asset, whichever is earlier.

2.	Lease term

The lease term is determined as the period in which the lease is non-terminable, together with the periods covered by an option to extend or terminate the lease if it is reasonably certain that the lessee will exercise or not to exercise the option, respectively.

3.	Amortization of right-of-use asset

Subsequent to the lease commencement date, the right-of-use asset is measured using the cost method, less accumulated depreciation and accrued impairment losses adjusted for remeasurement of the lease liability. The depreciation is calculated on the straight line basis over the useful life or the contractual lease term, whichever is earlier: Land - 24-49 years and other assets - 12-16 years.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

This standard supersedes IAS 1 - Presentation of Financial Statements. The objective of the standard is to provide improved structure and content for the financial statements, specifically the income statement. The standard includes new disclosure and presentation requirements, and requirements which have been retained from IAS 1 with slight changes in wording. Generally, expenses in the income statement are classified into three categories: operating profit, investment income, and finance income. The standard also includes requirements to provide separate disclosure in the financial statements regarding the use of NON-GAAP measures, and specific guidance on aggregation and disaggregation of items in the financial statements and notes.

The standard’s initial application date is for annual periods commencing on January 1, 2027; early application is permitted. The Group is studying the effects of the standard on the Financial Statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

In determining the fair value of an asset or liability, the Group uses as many observable inputs as possible. Fair value measurements are divided into three levels in the fair value hierarchy, based on the inputs used in the valuation, as follows:

Level 1 - Quoted (unadjusted) prices in an active market for identical assets or liabilities.

Level 2 - Observable inputs, directly or indirectly, which are not included in Level 1 above.

Level 3 - Data that are not based on observable market inputs.

As part of the accounting policy principles and disclosure requirements, the Group is required to determine the fair value of financial and non-financial assets and liabilities. The fair value is determined for measurement and/or disclosure purposes using the methods described below. Additional information regarding the assumptions used to determine the fair values is provided in the notes referring to that asset or liability.

A.	Trade and other receivables and debit balances

The fair value of trade and other receivables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other receivables, since the credit period is short and constitutes the accepted credit in the industry, the future consideration is not capitalized, and subsequent to initial recognition the carrying amount approximates their fair value. The carrying amount of cash and restricted deposits as well as long-term receivables also approximates their fair value, since those assets bear interest at a rate similar to the interest rate accepted in the market for similar assets.

B.	Derivative financial instruments

The fair value of foreign currency forwards is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the future value arising from the difference between the opening price and the price as of measurement date.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 4 – DETERMINATION OF FAIR VALUE (cont.)

B.	Derivative financial instruments (cont.)

The fair value of interest rate swaps is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the estimated future cash flows based on the conditions and the term to maturity of each contract, using market interest rates for a similar instruments at the measurement date. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of CPI swap contracts is determined in accordance with the discounted NIS amount payable in nominal NIS interest and the discounted expected cash flow from NIS real interest. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of commodity contracts (primarily natural gas and electricity), is determined using quotes for the relevant future commodity prices.

For further details, see Note 21C.

C.	Non-derivative financial liabilities

The fair value of certain trade and other payables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other payables, since the credit period is short, the future consideration is not discounted, and subsequent to initial recognition the carrying amount approximates their fair value.

The fair value of all other financial liabilities, which is determined subsequent to initial recognition for disclosure purposes, is calculated as follows: loans from banks, financial institutions and others and loans from non-controlling interests - based on the present value of the future cash flows in respect of the principal and interest component, discounted by the relevant rating curve; marketable debentures - their quoted price on closing of trade as of measurement date.

D.	Share-based compensation transactions

In Israel

The fair value of employee options is measured using the Black & Scholes option pricing model. The model's assumptions include the share price as of measurement date, the option’s exercise price, expected volatility of the share, the option’s contractual term, expected dividend yield, and risk-free interest rate (based on government bonds). Service terms are not taken into account when determining the fair value.

In CPV Group (cash-settled)

The fair value of employees’ profit sharing plan, which is calculated every reporting period for measurement purposes, is determined using an option pricing model (OPM). The model's assumptions include the estimated fair value of the plan, which is derived from the value of CPV Group (which is based, in general, on an independent appraisal), and the base mechanism set in the plan - all as of the measurement date, expected standard deviation, expected life and risk-free interest rate (on the basis of US government bonds). Service terms are not taken into account when determining the fair value. For further details – see Note 16C.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 5 - CASH AND CASH EQUIVALENTS

	Nominal interest December 31, 2025	As of December 31
		2025	2024
		NIS million	NIS million

Current account balances		1,021	746
Deposits		1,892	216

	3.9%	2,913	962

For additional information about transactions and balances with related and interested parties, see Note 22.

For further details regarding the Group’s exposure to credit, interest and foreign currency risks and sensitivity analyses, see Note 21.

NOTE 6 - LONG-TERM CASH AND RESTRICTED DEPOSITS WITH BANKING CORPORATIONS

	Nominal interest December 31, 2025	As of December 31
		2025	2024
		NIS million	NIS million

Long-term restricted cash and deposits in the US (1)	3.9%	482	-
Long-term restricted cash and deposits in Israel (2)	4.0%	40	60

		522	60

(1)	Balances designated for the construction of the Basin Ranch project For further details regarding the Project, see Note 23E1.

(2)	For further details, see Note 14B2.

For further details regarding the Group’s exposure to credit, interest and foreign currency risks and sensitivity analyses, see Note 21.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 7 – RECEIVABLES AND DEBIT BALANCES

	As of December 31
	2025	2024
	NIS million	NIS million

Prepaid expenses	45	40
Government authorities	41	39
Subordinate loans to Valley power plant (1)	110	-
Other	10	11

	206	90

(1)	Subordinated loans advanced by the project partners in previous years, and repaid subsequent to the Report date under the refinancing of the Valley power plant completed in February 2026.

For additional information about transactions and balances with related and interested parties, see Note 22.

For further details regarding the Group’s exposure to credit and foreign currency risks and sensitivity analyses, see Note 21.

NOTE 8 – LONG-TERM PREPAID EXPENSES AND OTHER RECEIVABLES

	As of December 31
	2025	2024
	NIS million	NIS million

Receivable development fees from the Basin Ranch project	121	-
Advance payment for the acquisition of the remaining partner in the Basin Ranch (1) project	186	-
Subordinate loans to Valley power plant (2)	-	117
Payments to customers	25	24
Deferred tax assets	32	10
Other	13	11

	377	162

(1)	For details regarding the agreement to acquire the remaining ownership rights in the Basin Ranch project (30%), see Note 23E1.

(2)	As of December 31, 2025, the balance was classified as short-term. For details, see Note 7.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 9 – PROPERTY, PLANT & EQUIPMENT

A.	Composition

	Active power plants and ancillary equipment	Power plants under construction and development	Land and other assets (1)	Total
	NIS million	NIS million	NIS million	NIS million

Cost
Balance as of January 1, 2024	5,649	1,052	571	7,272
Additions	74	913	59	1,046
Diesel fuel consumption	-	-	(12)	(12)
Derecognitions	(24)	-	(3)	(27)
Classification from assets under construction due to commercial operation	401	(401)	-	-
Impairment (2)	-	(31)	-	(31)
Deconsolidation (3)	(1,588)	(1,267)	(30)	(2,885)
Effect of changes in exchange rates	41	28	-	69

Balance as of December 31, 2024	4,553	294	585	5,432
Additions	152	187	61	400
Diesel fuel consumption	-	-	(26)	(26)
Derecognitions	(1)	-	(21)	(22)
Classification from assets under construction due to commercial operation	55	(55)	-	-
Reversal of impairment (2)	-	31	-	31
Effect of changes in exchange rates	-	(1)	(1)	(2)

Balance as of December 31, 2025	4,759	456	598	5,813

Accumulated depreciation
Balance as of January 1, 2024	949	-	80	1,029
Depreciation per year	245	-	14	259
Derecognitions	(24)	-	(2)	(26)
Deconsolidation (3)	(64)	-	(5)	(69)
Effect of changes in exchange rates	1	-	-	1

Balance as of December 31, 2024	1,107	-	87	1,194
Depreciation per year	203	-	15	218
Derecognitions	-	-	(1)	(1)

Balance as of December 31, 2025	1,310	-	101	1,411

Amortized balance as of December 31, 2025	3,449	456	497	4,402
Amortized balance as of December 31, 2024	3,446	294	498	4,238
Amortized balance as of January 1, 2024	4,700	1,052	491	6,243

(1)	Includes land owned by the Gat Power Plant totaling approx. NIS 84 million.

(2)	For details regarding impairment loss in the Hadera 2 Project in 2024 and its reversal during the reporting period, see Note 10B4.

(3)	For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23F.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 9 – PROPERTY, PLANT & EQUIPMENT (cont.)

B.	Non-cash purchase of property, plant and equipment

In the years ended December 31, 2025 and 2024, non-cash property, plant and equipment was purchased in the amount of approx. NIS 26 million for each year.

C.        Significant scheduled maintenance work

During the year ended December 31, 2025, scheduled upgrading and maintenance work was carried out at the Rotem Power Plant at a total cost of approx. NIS 133 million.

For further details regarding maintenance and service agreements into which Group companies entered, see Note 26B.

D.	Projects under construction - material construction and equipment agreements

1.	Sorek 2 Project in Israel (construction completed, undergoing delivery inspections)

In May 2020, Sorek 2 (a special-purpose company wholly‑owned by OPC Power Plants) signed an agreement with SMS IDE Ltd. (hereinafter - “IDE”), which won a tender of the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek 2 site, whereby Sorek is to supply equipment, construct, operate, and maintain a (natural gas-fired) energy generation facility on the site of the Desalination Facility, with a production capacity of approx. 87 MW (hereinafter – the “Generation Facility”). Sorek 2’s engagement with IDE includes, among other things, undertakings by Sorek 2 to construct the Generation Facility within the time frames set in the agreement (when, among other things, deviation from the time frames may require compensation subject to the provisions of the agreement), and an undertaking to supply energy at a certain capacity and scope to the desalination facility over a period that will end 25 years from the commercial operation date of the desalination facility. At the end of the aforesaid period, ownership of the Generation Facility will be transferred to the State. To secure Sorek 2’s commitments under the construction agreement of the generation facility, the Company provided IDE guarantees that will remain valid throughout the term of the construction agreement.

In June 2021, Sorek 2 contracted with BHI CO. Ltd. (hereinafter - “BHI”) a South Korean-owned corporation that will serve as the project’s construction contractor entered into a “lump sum turn-key” EPC agreement, under which the construction contractor will build the said generation facility, all in accordance with the milestones, terms and dates set with respect to each of the agreement’s components. An IDE group corporation is also a party to the construction agreement (in its capacity as the commissioning party), under which systems are supplied to the desalination facility, for which the said corporation is required to pay.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 9 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Projects under construction - material construction and equipment agreements (cont.)

1.	Sorek 2 Project in Israel (construction completed, undergoing delivery inspections) (cont.)

Sorek 2’s share in the amount payable to the construction contractor is estimated at approx. USD 42 million (as of the signing date of the agreement); this amount also includes the amount payable for the purchase of the gas turbines.1 The consideration as per the agreement is paid in various foreign currencies, specifically the USD and the EUR. As part of its currency risk management policy, Sorek 2 partially hedged its exposure to changes in the exchange rates under the construction agreement through forwards, and opted to implement cash flow hedge accounting.

In addition, the construction agreement includes provisions that are generally accepted in agreements of this type, including with regard to capped agreed compensation in respect of delays, non-compliance with execution and availability requirements; the agreement also sets the scope of liability and requirements for provision of guarantees in the various stages of the project.

In 2023, the construction contractor served Sorek 2 with a force majeure notice following the outbreak of the War. In 2024-2025, following an escalation in the state of war and due to Operation Rising Lion, notices were received regarding the evacuation from Israel of the contractors’ foreign workers. Upon receiving these notices, Sorek 2 notified IDE and the State of the above notices of events stating that, due to the expected schedule overruns, as well as due to the migrant workers’ evacuation from the site, schedule overruns and construction completion delays are expected. Such delays may make an increase in project costs beyond the expected costs.

As of the Report approval date, the construction of the power plant has been essentially completed and its commercial operation is subject to the fulfillment of conditions and factors which have not yet been met and, including operational and technical factors associated with delivery inspections.

It is noted that a delay in the commercial operation beyond the original contractual date, which is not deemed a justified delay as defined in the project agreements, may trigger the payment of a limited-rate graduated monthly compensation (taking into consideration the duration of the delay, with a delay beyond the utilization of the compensation cap possibly giving rise to a termination right). It is hereby clarified that, during the first delay period, the amount of the compensation in respect of unjustified delay is immaterial.

As of the report approval date, the ultimate consequences of these delays (including other potential delays), considering, inter alia, various force majeure claims that have not yet been fully investigated to date, are uncertain.

1  The gas turbine shall be supplied by companies of the General Electric (GE) group by virtue of an equipment supply agreement originally signed by Sorek 2 and assigned to the construction contractor under the same terms.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 9 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Projects under construction - material construction and equipment agreements (cont.)

2.	Ramat Beka Project in Israel (in advanced development)

A.
In December 2024, OPC Power Plants signed a binding agreement to supply solar panels for the Ramat Beka project with a global supplier (hereinafter – the “Panel Supplier”), to purchase solar panels with a capacity of up to 500 MW and at a total estimated cost of approx. NIS 160 million (approx. USD 50 million). In addition, as per the agreement, the solar panels’ technical specifications, ordering mechanisms, early termination provisions and terms and conditions thereof, supply dates, warranty terms and conditions, payment of advances to the supplier, price adjustment mechanisms, and compensation in the event of a significant delay, as well as the collateral that the Company and Panel Supplier would provide to ensure their compliance with their contractual undertakings, were stipulated.

B.
In February 2026, OPC Ramat Beka entered into an engineering, procurement and construction agreement (EPC) for the construction of a substation (private substation) and a switching station with a total capacity of approx. 970 MW, designed to convert the voltage of the electricity generated in the Ramat Beka Project to the electrical grid, at a total of approx. NIS 310 million.

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions, the work schedule, warranty periods, and limitations on the contractor’s liability.

Furthermore, it was stipulated that OPC Ramat Beka may terminate the Agreement before a notice to proceed was issued, and the contractor may terminate the Agreement if a notice to proceed was not issued within the period set in the Agreement, all subject to a certain payment to the contractor, as stipulated in the Agreement and in accordance with the circumstances.

The commencement of the construction work depends, among other things, on the completion of the project’s financial closing, receipt of the required permits and regulatory approvals, and fulfillment of additional conditions as detailed in the Agreement. As of the Report approval date, there is no certainty as to the completion of the abovementioned processes.

3.	Hadera 2 Project in Israel (in advanced development)

In February 2026, Hadera 2 and GE Vernova (hereinafter in this section - the "Supplier”) entered into an agreement for the supply of the Hadera 2 power plant’s primary equipment, including the gas and steam turbines and ancillary equipment (hereinafter in this section - "Equipment Supply Agreement") and a maintenance agreement with respect to the abovementioned equipment. Under the Equipment Supply Agreement, the Supplier undertook, inter alia, to supply the main equipment in accordance with the agreed timetable and terms. Furthermore, the Equipment Supply Agreement includes certain provisions regarding the equipment’s performance, guarantees, caps and limitation of liability and Supplier warranty in respect of the equipment (which are capped and subject to the prescribed circumstances, terms and conditions). In accordance with the Equipment Supply Agreement, Hadera 2 undertook to pay - on scheduled dates, some of which had already been made as of the Report approval date (with the total amount paid estimated at tens of millions of euros) - a total consideration estimated at approx. 20% of the estimated cost of the project (which is estimated - as of the Report approval date - at approx. NIS 4.8-5.2 billion).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 9 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Projects under construction - material construction and equipment agreements (cont.)

4.	Basin Ranch Project in the US (under construction, will be consolidated in the Company's reports as from Q1/2026)

At the financial closing date of the Project, in October 2025, an engineering procurement and construction agreement (hereinafter - the "EPC Agreement") and an agreement to acquire the project’s principal equipment (hereinafter - the “Equipment Purchase Agreement") came into effect. In accordance with the EPC Agreement, the construction contractor undertook to provide full construction services, which include a combination of the equipment acquired under the Equipment Purchase Agreement and procurement of the remaining equipment (which was not acquired under the Equipment Purchase Agreement). The EPC Agreement includes standard terms and conditions and undertakings generally accepted in such transactions (similar to CPV’s other energy transition projects), such as the contractor's undertaking to complete within set schedules; warranty periods; project acceptance tests; performance and availability undertakings; various guarantees to secure the contractor's undertakings and performance metrics under the agreement; agreed (capped) compensation for a delay in project delivery; standard grounds for agreement termination; insurance; contractor liability limitation and other provisions, which are relevant for the project’s construction and operation.

The project’s principal equipment is supplied by an affiliate of a project partner, as of the financial closing date, under the Equipment Purchase Agreement. The Equipment Purchase Agreement includes specifications regarding the project’s power generation equipment (H Class technology) including two gas turbines and two steam turbines, certain guarantees and liability (subject to caps) and product warranty.

The consideration under the EPC Agreement and Equipment Purchase Agreement will be paid over time, in accordance with the milestones set in each agreement and is expected to total approx. NIS 4.6 billion (approx. USD 1.4 billion) (as of the signing date of the Agreements) with respect to both agreements and additional EPC agreements. The agreements include fixed consideration and a variable component in respect of relevant customs tariffs, which will be paid by the project in accordance with the arrangements set forth in the agreements, and which may affect the overall expected cost.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 10 – RIGHT-OF-USE ASSETS AND DEFERRED EXPENSES

A.	Composition of right‑of‑use assets and deferred expenses

	Land (b)	Other (1)	Long-term deferred expenses (2)	Total
	NIS million	NIS million	NIS million	NIS million

Balance as of January 1, 2024	334	88	209	631
Additions	-	-	193	193
Derecognitions	-	(2)	-	(2)
Depreciation	(13)	(13)	(5)	(31)
Deconsolidation (3)	(159)	-	-	(159)
Effect of changes in exchange rates	5	-	-	5

Balance as of December 31, 2024	167	73	397	637
Additions	-	-	29	29
Depreciation	(8)	(11)	(6)	(25)
Derecognitions	(1)	(2)	-	(3)
Effect of changes in exchange rates	-	(2)	-	(2)

Balance as of December 31, 2025	158	58	420	636

(1)	Mainly includes costs paid with respect to the construction of the PRMS Facilities for the Hadera and Zomet power plants and leases on offices in Israel and the US.

(2)	Mainly in respect of payments in respect of infrastructure for electricity transmission lines, and payments in respect of the Ramat Beka project’s land, as described in Section B5 below.

(3)	For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23F.

For details regarding maturity analysis of land lease liabilities, see Note 21B2.

B.	Main agreements in Israel

1.	The Rotem Power Plant

Rotem has a lease agreement for a 55 dunam plot of land in Mishor Rotem. Under the conditions set out in the agreement, the lease is for a term of 49 years as from November 4, 2010, with an option to extend the lease for one additional term of 49 years, subject to advance notice. In the event of rezoning of the plot during the Lease Term, the Lessor will not be required to extend the Lease Term. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach.

2.	The Hadera Power Plant

Hadera leases land covering approx. 28 dunams (including an emergency road) from Infinya. The monthly rent amounts to approx. NIS 118 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease term is 24 years and 11 months starting from December 2018. The agreement grants the parties a termination right, inter alia, in various default events, and grants Infinya a termination right in the event of a material breach by Hadera, including breach of the commitment to pay rent, subject to remediation periods and as determined in the agreement.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Main agreements in Israel (cont.)

3.	Zomet Power Plant

In January 2020, the Israel Lands Authority (hereinafter - the “ILA”) approved the designation of an area of approx. 85 dunams for construction of a power plant for electricity generation by Zomet. In January 2020, the ILA and Kibbutz Netiv HLH (hereinafter - the “Kibbutz”) signed a development agreement for the Land, effective until November 5, 2024, and after fulfillment of its terms, a lease agreement will be signed for a term of 24 years and 11 months from approval of the transaction, namely until November 4, 2044. The lease contract allows the extension of the lease term subject to the extension of the electricity generation license, and accordingly subject to the ILA’s procedures that will be in effect at that time.

In addition, in January 2020, Zomet and the Kibbutz signed an agreement of principles for the founding of a joint corporation, which was established by Zomet and the Kibbutz as a limited partnership,2 to which the rights to the land were transferred upon approval of the transaction by the ILA in May 2020. The consideration for the rights of the Kibbutz to the land under which a development agreement with the ILA can be signed amounted to NIS 30 million. In February 2020, an updated lease agreement was also signed according to which the Joint Corporation, as the owner of the Land, will lease the Land to Zomet in favor of the project.

In order to complete the land transaction, the Joint Corporation paid the ILA approx. NIS 154 million in capitalization fees based on land value (excluding development expenses) set in a final assessment. During the reporting period, final netting was made with the ILA for an immaterial amount, and Zomet was refunded the guarantee provided to ILA during the assessment proceedings, totaling approx. NIS 58 million (before linkage differences).

4.	Hadera 2 Project (in advanced development)

Hadera 2 has an agreement with Infinya to lease of a plot of approx. 68 dunams adjacent to the Hadera Power Plant, whereby an annual option was awarded to Hadera 2 to exercise a lease agreement regarding land designated for the construction of a power plant, for an average payment of approx. NIS 6 million per year. The option may be renewed every year for a period of up to 5 years (end of 2027) under the terms set in the agreement. In December 2025, Hadera 2 renewed the option in respect of 2026 and paid approx. NIS 4 million.

If the option is exercised and a lease agreement will be signed, it will be for a period of 24 years and 11 months, commencing on exercise date. Furthermore, it provided that the Company will bear all the fees, taxes and payments that will be imposed with regard to the construction of a power plant on the leased property.

On April 17, 2024, the Israeli government rejected National Infrastructures Plan (NIP) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”) on the said land. In view of the Government Resolution, the Company assessed the recoverable amount of the Hadera 2 Project in its financial statements in accordance with the provisions of IAS 36, and accordingly recognized an impairment loss at the full carrying value of approx. NIS 31 million under other expenses, net.

2 Composition of the Joint Corporation: (1) The general partner, Zomet HLH General Partner Ltd. (1%) held by Zomet (74%) and the Kibbutz (26%); (2) The limited partners are Zomet (73%) and the Kibbutz (26%).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Main agreements in Israel (cont.)

4.	Hadera 2 Project (in advanced development) (cont.)

In June 2024, subsequent to the said government resolution, Hadera 2 filed a petition with the High Court of Justice, and in August 2025, in an additional hearing held by the Israeli government, the latter decided to approve the plan. In view of the above, in the third quarter of 2025 the Company reversed the impairment loss, which was recognized following the rejection of the plan in 2024, and recognized a NIS 31 million revenue under the other revenues, net line item.

5.	The Ramat Beka renewable energy project (in advanced development)

In 2023-2024, it was announced that the Group through OPC Power Plants (hereinafter - the “Winner”) won tenders issued by ILA for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in the Neot Hovav Industrial Local Council, according to the following breakdown:

(1)
On May 10, 2023, the Group was announced the winning bidder with respect to three compounds, with an aggregate area of approx. 2,270 dunams (hereinafter – the "First Tender"). The Group’s bids in the First Tender totaled approx. NIS 484 million, in the aggregate, for all three Compounds.

(2)
On June 30, 2024, the Group was announced the winning bidder with respect to two compounds with an aggregate area of approx. 1,617 dunams located in proximity to the compounds won by the Group in the First Tender (hereinafter - the “Second Tender”). The Group’s bids in the Second Tender total approx. NIS 890 million, in the aggregate, for the two compounds.

In accordance with the terms of the First and Second Tenders, in August 2023 and September 2024, respectively, OPC Power Plants completed the first payment for the two tenders totaling approx. NIS 275 million (which constitutes 20% of the total consideration for the tenders’ areas). Upon authorizing a new outline plan, under which the project may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to build and operate the project(s), against payment of the remaining 80% of the bid amount per compound.

Subsequent to the Reporting date, in January 2026, the National Infrastructures Committee approved a plan for a consolidated project for both tenders, pending final approval. The remaining 80% of the bid amount totaling approx. NIS 1.2 billion is expected to be paid 90 days after the plan’s final approval date.

On July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the First Tender amounting to approx. NIS 29 million. During the reporting period, OPC Power Plants filed an appeal against the decision of the Israel Tax Authority, which rejected the appeal. Consequently, OPC Power Plants filed an appeal against the ruling with the Appeals Committee.

OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands as included in the purchase tax assessments, due to, among other things, the Company’s position that the arrangement as per the Israel Land Authority’s tender does not establish a “land ownership interest”. As of the Report date, the Company believes – based on the opinion of its legal counsel – that since the likelihood of its position being accepted is higher than the likelihood of its being rejected; therefore, the Company did not make a provision in its financial statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Main agreements in Israel (cont.)

6.	Land in Rotem 2 (under construction)

Rotem 2 has a lease agreement for plots with a total area of approx. 55 dunam. Land adjacent to the Rotem Power Plant. Under the conditions set out in the agreement, the lease is for a term of 49 years as from March 9, 2014, with an option to extend the lease for one additional term of 49 years, subject to the terms and conditions of the agreement. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach. In August 2022, the Company received from the ILA an extension for the land development period under the lease agreement until March 9, 2025, in consideration for an amount which is immaterial to the Company. As of the Report approval date, a date has not yet been set for the filing of the permit application. The Company is working with the ILA to obtain an additional extension for the development period, which has not yet been approved as of the Report approval date and there is no certainty it will be given.

C.	Main agreements in the US

1.	Shore power plant (will be consolidated in the Company’s financial statements as from the first quarter of 2026)

The Shore Power Plant has a gas pipeline connected to two separate interstate transmission lines as detailed below:

Shore entered into agreements with Transcontinental Gas Pipeline Company, LLC (hereinafter - “Transco”) for transmission services and an agreement for the connection, construction and operation of a natural gas delivery point. In accordance with the abovementioned agreements, Transco provides Shore with gas-system connection services and firm-capacity natural gas transmission services through a dedicated lateral pipeline, which connects Transco's existing interstate pipeline to the power plant’s connection point. The term of the agreements is 15 years (until April 2030), with two additional 10-year extension options, which CPV Group believes are reasonably certain to be exercised, such that the term of the agreements will be extended until April 2050. The annual consideration during the First Agreement Term totals approx. USD 6 million (approx. NIS 21 million).

On December 19, 2018, Shore entered into an agreement with Texas Eastern Transmission LP (hereinafter - “Tetco”) for transmission services and an agreement for the connection, construction and operation of a natural gas delivery point. Pursuant to the agreement, Tetco provides Shore with connection services and firm-capacity natural gas transmission services, through a lateral pipeline, which connects Tetco's interstate transmission system to the power plant’s connection point. The lateral pipeline was completed and commissioned on September 28, 2021. The term of the agreement is 20 years (until September 2041), after which the agreement will be renewed for renewable annual periods, subject to the right to terminate the agreement by giving a one-year advance notice. The annual consideration during the First Agreement Term totals approx. USD 10 million (approx. NIS 34 million).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 11 – INTANGIBLE ASSETS

A.	Composition

	Goodwill (1)	PPA	Other	Total
	NIS million	NIS million	NIS million	NIS million

Cost
Balance as of January 1, 2024	697	495	110	1,302
Additions	-	-	25	25
Derecognitions	-	-	(2)	(2)
Impairment loss in respect of Gnrgy (2)	(19)	-	(4)	(23)
Deconsolidation (3)	(471)	(510)	(72)	(1,053)
Effect of changes in exchange rates	14	15	2	31

Balance as of December 31, 2024	221	-	59	280
Additions	-	-	11	11

Balance as of December 31, 2025	221	-	70	291

Amortization
Balance as of January 1, 2024	-	118	19	137
Depreciation per year	-	41	8	49
Derecognitions	-	-	(2)	(2)
Reclassification	-	5	(5)	-
Deconsolidation (3)	-	(166)	(1)	(167)
Effect of changes in exchange rates	-	2	-	2

Balance as of December 31, 2024	-	-	19	19
Depreciation per year	-	-	6	6

Balance as of December 31, 2025	-	-	25	25

Amortized balance as of December 31, 2025	221	-	45	266

Amortized balance as of December 31, 2024	221	-	40	261

Amortized balance as of January 1, 2024	697	377	91	1,165

(1)
As of December 31, 2025, it includes a balance in respect of: The Israel power plants operations (mostly Rotem, Hadera and Gat) due to the acquisition of the Gat Power Plant in 2023 for a total of approx. NIS 221 million.

(2)	A goodwill impairment loss recognized in respect of the investment in Gnrgy prior to its sale in the third quarter of 2024 . For further details, see Note 23A4.

(3)	For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23F.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 11 – INTANGIBLE ASSETS (cont.)

B.	Annual impairment testing of goodwill arising as part of the acquisition of the Gat Power Plant

As of the Report date, goodwill amounting to approx. NIS 221 million - which arose from the acquisition of the Gat Power Plant - reflects the synergy between Israeli power plants’ activity, whose business model is based on sale to private customers (mostly Rotem, Hadera and Gat).

The annual impairment testing of goodwill as of December 31, 2025, was carried out at the level of the cash-generating unit comprising the three power plants (Rotem, Hadera and Gat) (hereinafter - the “cash‑generating units”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes.

The impairment testing was carried out by calculating the recoverable amount of the Rotem Power Plant only in accordance with a value in use based on the DCF (discounted cash flows) method.

Following are the key assumptions used in determining Rotem’s value in use:

A.	Forecast years - represent the period spanning from 2026 to 2043 and are based on the estimate of the economic life of the power plant and its value as of the end of the forecast period.

B.	Generation Component forecasts and natural gas prices, which are not backed by an agreement - are based on market forecasts received from external and independent information sources.

C.	An annual long-term inflation rate of 2.2%.

D.	Weighted average cost of capital (WACC) calculated by an independent external appraiser - 7%.

As of December 31, 2025, the recoverable amount of the Rotem Power Plant alone is estimated at approx. NIS 4.9 billion, which exceeds the carrying amount of the cash-generating unit by approx. NIS 2.7 billion, and accordingly, no impairment loss was recognized.

NOTE 12 – PAYABLES AND CREDIT BALANCES

	As of December 31
	2025	2024
	NIS million	NIS million

Profit-sharing plan for CPV Group employees (1)	221	-
Employees and institutions for salaries	58	63
Government authorities	44	18
Interest payable	23	20
Current maturities of lease liabilities	8	14
Other	15	8

	369	123

(1)	For details, see Note 16C.

For further details regarding the Group’s exposure to liquidity and foreign currency risks and sensitivity analyses, see Note 21.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 13 – OTHER LONG‑TERM LIABILITIES

	As of December 31
	2025	2024
	NIS million	NIS million

Profit-sharing plan for CPV Group employees (1)	-	105
Liabilities for evacuation, decommissioning, and removal	7	3
Other liabilities	8	7

	15	115

(1)	As of December 31, 2025, the balance was classified as short-term. For details, see Note 16C.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS

This Note provides information regarding the contractual terms of the Group's interest-bearing loans and credit measured at amortized cost. Additional information regarding the Group's exposure to interest rate, foreign currency and liquidity risks is provided in Note 21.

A.	Composition

(1) Current maturities and short-term credit:

	As of December 31
	2025	2024
	NIS million	NIS million

Current maturities of long-term loans in Israel	117	80
Short-term credit in Israel	-	2
Short-term credit in the US (a)	14	-

	131	82

(2) Long-term loans from banking corporations and financial institutions:

	As of December 31
	2025	2024
	NIS million	NIS million

Loans to OPC Israel (b)	2,303	1,650
Loans to Hadera (b)	556	592
Loan to CPV (c)	484	-

Total from banking corporations and financial institutions	3,343	2,242

Net of deferred finance costs	(23)	(12)
Net of current maturities of long-term loans in Israel	(117)	(80)

	3,203	2,150

A.	With respect of utilization of a credit facility to finance receivable balances under CPV Group’s retail activity.

B.	For details regarding long-term loan agreements and interest rates in Israel, see Section B1 and 2 below.

C.	For details regarding the Bank Leumi loan agreement with the CPV Group in the US, see Section B3 below.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements

1.	Corporate finance agreements in Israel

On August 11, 2024 OPC Israel (hereinafter - the “Borrower”) engaged in a finance agreement with Bank Hapoalim Ltd. and a finance agreement with Bank Leumi le-Israel B.M. (hereinafter - the “Lenders”) for the provision of loans totaling NIS 1.65 billion, which were advanced on August 15, 2024 and served mainly for early repayment of Zomet’s project finance - totaling approx. NIS 1,144 million (including approx. NIS 10 million in accrued interest and approx. NIS 8 million as an early repayment fee) - and Gat’s project finance totaling approx. NIS 443 million (including approx. NIS 4 million in accrued interest and approx. NIS 4 million as an early repayment fee), and for the financing of the Borrower’s activity as defined in the Finance Agreements. Most of the amount required for the Early Repayment of the Project Credit was advanced to Zomet and Gat by the Borrower thorough intercompany loans.

In respect of the abovementioned early repayment, the Company recognized in 2024, one-off finance expenses totaling approx. NIS 49 million under the loss from extinguishment of financial liabilities line item, of which approx. NIS 12 million are in respect of early repayment fees including in the above repayment amounts, and approx. NIS 37 million in respect of amortization of deferred finance costs (non-cash flow).

In January and July 2025, the Borrower entered into finance agreements with Israel Discount Bank Ltd. and Bank Hapoalim Ltd. for the provision of loans totaling NIS 700 million, under conditions similar to those of the finance agreements described above and as detailed below, which were used by the Borrower to repay shareholder loans (including the full and final repayment of the shareholder loan advanced to Rotem as detailed in Note 23D(1)a), the restructuring of a long-term debt and a dividend distribution (it is noted that the Company used its share mainly to repay debentures).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

1.	Corporate finance agreements in Israel (cont.)

Following are the key principles of the Finance Agreements

Loan provision date	Various dates during 2024-2025
Principal terms
A total of NIS 2,350 million under three separate (bilateral) finance agreements.[3]

The loans’ principal will be repaid in quarterly installments from March 25, 2025 through December 25, 2033, as follows: 0.5% in every quarter in 2025; 0.75% in every quarter in 2026; 1% in every quarter in 2027-2029; 5% in every quarter in 2030-2032; 5.75% in every quarter in 2033.

Outstanding balance of principal as of December 31, 2025	Approx. NIS 2,303 million.
Interest terms
The Finance Agreements bear annual interest at a rate based on Prime interest + a spread ranging from 0.25% to 0.4%.

The interest in respect of each loan will be repaid in quarterly installments from September 25, 2024 through December 25, 2033.

Furthermore, the Finance Agreements include additional interest as is generally accepted, which is payable upon the occurrence of default events (with respect to additional interest due to temporary non-compliance with financial covenants which does not constitute default, see below) and in respect of failure to make payments on time (interest on arrears).

Collateral and pledges
Under the Finance Agreements, the Borrower undertook not to place liens on, or provide collateral for, its assets, including its holdings in subsidiaries, except for certain allowed pledges as defined in the Finance Agreements, mostly for the purpose of existing and/or future project finance (for the Hadera Power Plant) (if any), under the defined terms and conditions.

Furthermore, the Borrower’s subsidiaries provided the Lenders with an undertaking not to take credit, excluding existing and/or future Project Credit (for the Hadera Power Plant) and except with respect to activity in the ordinary course of business, all in accordance with the defined terms and conditions. In addition, company guarantees were provided to the Lenders by certain subsidiaries which are wholly-owned (100%) by the Borrower (directly and/or indirectly).

Additional restrictions, liabilities and material conditions
The Finance Agreements include various undertakings of the Borrower and grounds, upon the fulfillment of which the Lenders will be allowed to call for immediate repayment of the loans (subject to remediation periods or to amounts set if applicable under the circumstances),[4] which include, among other things, failure to make payments in respect of the loan on the dates which were set for that purpose, liquidation procedures, receivership, insolvency or debt settlement agreements of the Borrower as set forth in the Finance Agreements, change of control in the Company or the Borrower under defined circumstances and conditions, certain events which have an adverse effect on the Borrower’s activity as set forth in the Finance Agreements, restructuring - except for certain defined exceptions, a change in the area of activity of the Borrower under set conditions, restrictions on the sale of assets under set conditions, failure to comply with the following financial covenants in accordance with the terms and conditions which were set (except for cases where a certain deviation does not constitute grounds subject to the provisions regarding additional interest as detailed below), and a cross-default clause where the Borrower’s debt is called for immediate repayment upon the fulfillment of certain set terms and conditions.

In addition, provisions were set with regard to fees, as is generally accepted in finance agreements, including transaction and early repayment fees. It is clarified that early repayment fees in respect of each loan (except for fees in respect of economic damage, as applicable) were set at levels which decrease gradually over the loan term, such that within a set number of years no early repayment fees will apply.

Conditions for distribution
Distribution by the Borrower (including repayment of subordinated shareholder loans provided to the Borrower and/or its investees, excluding the Rotem Loan) is subject to conditions generally accepted in finance agreements, and to compliance with the following financial covenants:

The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started generating EBITDA, and the adjusted EBITDA, as defined below, shall not exceed 7.

3  The Finance Agreements are separate and independent of each other; however, considering their similar characteristics, they are described collectively, where relevant.
4  In accordance with the Finance Agreements, some of the Borrower’s undertakings and grounds for immediate repayment (as detailed below) apply in respect of events of material subsidiaries of the Borrower (which include, among other things, OPC Power Plants, Rotem, Zomet, etc.).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

1.	Corporate finance agreements in Israel (cont.)

Following are the key principles of the Finance Agreements (cont.)

Financial covenants
The financial covenants will be assessed at the end of each quarter (hereinafter - the “Measurement Date”), immediately after the approval date of the financial statements of the Borrower. Following are the financial covenants applicable to the Borrower (on a consolidated basis) on each measurement date in connection with each of the Finance Agreements:

• The ratio of the net financial debt(1) less financial debt designated for construction of the projects that have not yet started generating EBITDA(2), and the adjusted EBITDA(3) shall not exceed 8 (hereinafter - “Debt to EBITDA Ratio”).
• The equity(4) to total assets ratio(5) shall not fall below 20%.
• The Company's equity(4) will not fall below NIS 1.1 billion.

(1)  Net financial debt - Total (1) Long and short-term interest-bearing debts (including the Borrower’s share in such debts of associates) to banking institutions, financial entities and any other entity engaged in the provision of loans; (2) Shareholder loans, excluding subordinated shareholder loans, as defined by the Finance Agreements, excluding the Rotem Loan;[5] (3) Plus and/or less principal and/or interest swaps at their nominal value (less and/or plus the deposits provided to secure them); and (4) Net of financial assets.
Financial assets - total (1) Cash and cash equivalents and (2) Deposits with banks and financial institutions (excluding restricted deposits provided against a guarantee), provided that they are clear and free of any pledge, incumbrance and foreclosure. It is noted that cash and cash equivalents and deposits restricted to the servicing of a financial debt shall constitute part of the financial assets.
(2)  A financial debt designated for the construction of projects which have not yet started generating EBITDA - (1) Financial debt provided to a special-purpose corporation as part of project credit; or (2) In an unpledged project - the outstanding balance of a financial debt provided at an amount that does not exceed the balance of actual investment in the project, provided that the aggregate amount will not exceed - on each measurement date - NIS 200 million; all of the above - in connection with a project that has not yet reached commercial operation.
(3)  Adjusted EBITDA - EBITDA in the four quarters preceding the measurement date (including the Borrower’s share in the EBITDA of associates) net of other and/or one-off expenses or income and share-based payment. Plus:
(a)  The annualized EBITDA[6] of assets which commenced commercial operation during the four quarters preceding the measurement date; and
(b)  The annualized EBITDA, based on assets acquired by the Borrower and/or investees as part of an acquisition and/or merger transaction, and all of the respective financial debt was recognized upon their purchase.
(4)  Equity capital - as per the Borrower’s consolidated financial statements - attributable to the parent company’s shareholders, plus subordinated shareholder loans (but excluding the Rotem Loan).
(5)  Total assets - as per the Borrower’s consolidated financial statements.

It is noted that if the Borrower fails to comply with any financial covenants in a certain quarter at a range which does not exceed 10% of the values set for the relevant covenant, the loan will bear additional interest at a rate set in the Finance Agreements as from the quarter in which the financial statements were published, according to which the Borrower failed to comply the relevant covenants, up to a period of two consecutive quarters. Provided that such a deviation period will not occur more often than a frequency set in the Finance Agreements, the failure to comply with such financial covenants in the said period shall not be deemed a default event and shall not constitute grounds for calling for immediate repayment of the loan.

For details regarding the actual amounts and/or ratios in respect of the abovementioned covenants as of December 31, 2025, see Section 7 below.

5  For details regarding the shareholder loan advanced to Rotem see Note 23D.
6  Annualized EBITDA - the EBITDA divided by the number of days during the period commencing on the commercial operation or acquisition date and ending on the relevant measurement date, multiplied by 365.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

2.	Project finance agreement in Hadera

Loan provision date	July 2016
The financing entities	A consortium of lenders headed by Israel Discount Bank Ltd. and Harel Insurance Company Ltd.
Outstanding balance of principal as of December 31, 2025	Approx. NIS 556 million.
Principal terms
Repayable in quarterly installments, starting from March 25, 2020, with the final repayment date being in 2037 (subject to the stipulated early repayment provisions in the agreement).[7]

Linkage mechanism: Approx. 67% of the principal is CPI-linked, and approx. 33% of the principal is not CPI-linked. The Group entered into a swap to hedge up to approx. 70% of the exposure to the CPI.

Interest terms
•    Annual interest at rates between 2.4% and approx. 3.9% (for the linked loans) and between 3.6% and approx. 5.4% (for the unlinked loans).
•    Repayment in quarterly installments, starting on March 25, 2020.

Additional credit facilities as of the Report date
•    Working capital facility of NIS 30 million;
•    Guarantees facility of NIS 60 million;
•    A hedge facility of NIS 68 million.

The withdrawals from the various facilities are subject to the absence of default events and to compliance with various conditions as is standard in agreements of this type.

Collateral and pledges
Liens were placed in favor of Discount Bank, as a trustee for the collateral on behalf of the Hadera Lenders, on all of Hadera’s existing and future assets, on Hadera’s rights, and on the holdings in Hadera.

Restrictions and undertakings
The agreements prescribe certain restrictions and liabilities as is generally accepted in agreements of this type, including:

•     Restrictions on assuming financial debts and providing guarantees;
•     Requirement to obtain the Lender’s approval for engagement in material agreements and other material actions;
•     Undertaking in connection with holding certain reserve funds for maintenance (scheduled and unscheduled) and debt service;[8]
•     The lender was granted veto rights and other rights in connection with certain decisions as is generally accepted in agreements of this type;
•     Certain changes in ownership;
•    As is generally accepted in project finance, there are certain rights that are exercisable only after obtaining the financing entities’ consent, and certain rights, which the financing entities may oblige the lender to exercise (reserved discretion);
o     Various restrictions on deviation from the project budgets;
o     Restrictions on distribution and interested party transactions;
o    Undertakings to provide confirmations of compliance with the terms of the agreement, including financial covenants;
o     Prohibition on making material changes such as a merger;
o     Undertaking to obtain rating for the project under circumstances set forth;
o     Cross-default clauses are in place under certain conditions and circumstances set forth;

7  A voluntary early repayment of the entire debt will be possible subject to advance notice as is generally accepted in agreements of this type, provided that on that date all existing loans will be fully repaid and all undertakings to senior lenders will be canceled in full and all hedging liabilities will be paid and the positions closed. As of the end of the seventh year from the Commercial Operation Date, early repayment will involve the payment of an immaterial fee.
8  In Hadera, a debt service reserve was allocated, totaling two consecutive quarterly debt payments (as of the Report date - approx. NIS 40 million).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

2.	Project finance agreement in Hadera (cont.)

Conditions for distribution
A distribution by Hadera, as defined in the finance agreement, is subject to a number of conditions set in the agreement, including, among other things:

•      Compliance with the following financial covenants: Historic DSCR, Projected DSCR and LLCR at a minimum rate of 1.25;
•      Non-occurrence of a breach or potential breach;
•      Maintaining a minimum pre-defined cash amount, which is required as part of the amendment to the Hadera Equity Subscription Agreement, which is described below;
•      Proven ability to comply with the take or pay undertakings as per the natural gas supply agreement until the next planned calculation date (as defined in the agreement);
•     If the Hadera Power Plant fails to meet the conditions for generation facilities using cogeneration technology as detailed in the Cogeneration Regulations, it will be required to provide proof of its ability to meet payments to the Israel Electric Corporation and the Israeli Electricity Authority as a result of non-compliance with the said conditions;
•      No more than two distributions will be carried out in a 12-month period.

Equity Subscription Agreements
The Hadera Equity Subscription Agreement (as amended from time to time) includes various undertakings by the shareholder to provide equity  to Hadera, including in accordance with the regulatory rules of the Israeli Electricity Authority (provided it will not exceed 40% of the project’s normative cost), providing equity in case of deficit in own capital due to excess project costs or due to hedging agreements, and commitments to provide various guarantees, including guarantees for debt service not paid due to termination of a PPA by the borrower up to NIS 8 million, as well as additional bank guarantees in certain cases. Furthermore, the Company and Veridis Power Plants Ltd. (hereinafter - “Veridis”)[9] are required to comply with certain covenants.

3.	Finance agreements relating to the financial closing of the Basin Ranch project (under construction as of the Report date)

On October 28, 2025, the financial closing of the Basin Ranch project (hereinafter - the "Project”). As of the Financial Closing Date, CPV Group had a 70% holding stake in the Project and a partner had a 30% holding stake (for details regarding the acquisition of the partner's interests subsequent to the Report date, see Note 23E1).

Under the financial closing, inter alia: (a) the equity undertaking of the Project’s interest holders was met in full, in accordance with the requirements of the TEF Loan agreements, as detailed in Section A below; (b) the loan agreement with Bank Leumi was finalized, as detailed in Section A below; (d) the TEF Loan agreements were finalized, as detailed in Note 14B4.

A.	Equity financing and provision of collateral:

At the Financial Closing Date, the project’s interest holders provided the entire equity required for the project relative to their holding stakes as of the Financial Closing Date. For this purpose, the CPV Group (70%) provided a total amount of approx. NIS 1.5 billion (approx. USD 470 million), of which approx. NIS 1 billion (approx. USD 300 million) was provided by way of a loan from Bank Leumi as detailed below, and approx. NIS 562 million (approx. USD 170 million)10 was provided by the Company through an equity bridge loan until the equity investment process with the additional partners at OPC Power is completed; it was completed in March 2026 (for details, see Note 23A3). To provide the bridge loan, the Company used some of the funds raised in the share issuance in June 2025, as detailed in Note 18B.

9   It is noted that in the event that Veridis does not meet one of the financial covenants and the Company assumes all of Veridis’s liabilities and obligations, the event shall not be considered a breach.
10 The amount includes recognition of pre-financial closing development investments totaling approx. NIS 221 million (approx. USD 67 million).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

3.	Finance agreements relating to the financial closing of the Basin Ranch project (under construction as of the Report date) (cont.)

A.	Equity financing and provision of collateral:

Moreover, additional collateral in connection with the project was provided by the project’s interest holders as part of the TEF Loan’s financial closing. The CPV Group’s share (70%) in the additional collateral, which was provided by way of letters of credit, totals approx. NIS 446 million (approx. USD 135 million), as detailed in Note 14C.

B.	Finance agreement with Bank Leumi in the CPV Group

On October 22, 2025, the CPV Group and Bank Leumi le-Israel B.M. signed a finance agreement (hereinafter - the “Finance Agreement” and the “Lender”, or “Bank Leumi”, respectively) for a loan totaling USD 300 million (approx. NIS 1 billion), to finance part of the CPV Group's share in the equity required for the Basin Ranch project (hereinafter in this section - the “Project”). The agreement was completed on October 28, 2025, upon the financial closing of the TEF Loan. In view of the engagement in an agreement for the acquisition of the remaining ownership interests in the Project as stated in Note 23E, which was completed in February 2026, in January 2026, CPV Group and Bank Leumi entered into an amendment to the finance agreement, whose main purpose is to increase the Loan Amount by additional USD 130 million (approx. NIS 0.4 billion).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

3.	Finance agreements relating to the financial closing of the Basin Ranch project (under construction as of the Report date) (cont.)

B.	Finance Agreement with Bank Leumi in the CPV Group (cont.)

Borrower	CPV Group
Loan amount (principal)	USD 430 million (approx. NIS 1.4 billion).
Loan provision date
USD 300 million in October 2025 (as of the Report date - approx. USD 150 million had been withdrawn in cash and an additional USD 150 million had been made available as letters of credit (LCs)
Additional USD 130 million in January 2026 (as of the Report approval date, approx. USD 65 million were withdrawn in cash and additional approx. USD 65 million were provided as letters of credit)
Under the terms of the finance agreement, by the end of 2026 the letters of credit will be converted to cash withdrawals.

Interest rate (annual)	Long-term loan: Interest based on SOFR plus a 2.8% to 3.4% spread. Financial guarantee fee (through the abovementioned letters of credit): 1.3% to 2%.
Repayment dates principal and interest
The interest on the loan principal shall be payable each quarter starting on March 31, 2027, with the interest accrued until the first payment date is added to the loan principal;
The loan principal (including said accrued interest) is payable by March 31, 2027 in accordance with the amortization schedule, as follows:

2027-2029: 5% per annum
2030-2031: 25% per annum
2032: 35%.

•    Notwithstanding the foregoing, if the commercial operation of the Project commences during 2029, an adjustment will be made to the principal payment rates (an increase from 1.25% per quarter to 6.25% per quarter) as of the first quarter after the commercial operation date, all such that the entire loan is repaid no later than December 31, 2032.

Default financial covenants
Financial covenants applicable to Borrower:

•    Total equity attributable to the shareholders of the CPV Group: More than USD 750 million;
•    Adjusted net debt to adjusted EBITDA ratio of the CPV Group is less than 7.0.

The financial covenants will be examined each quarter and will be subject to the terms and provisions (as well as to agreed-upon remediation periods) and testing mechanisms as shall be set forth in the Finance Agreement.

For details regarding the actual amounts and/or ratios in respect of the abovementioned covenants as of December 31, 2025, see Section 7 below.

Collateral
Subject to the relevant statutory provisions and the terms of the project’s finance agreements (including the TEF Loan described in Note 14B4), the Lender will be entitled to a lien on the account to which the dividends from the project companies are paid directly to the Borrower, all as stipulated in the Finance Agreement;

Furthermore, the Borrower undertook to have in place a negative pledge, except under the following circumstances: (a) Existing and future project finance or the provision of liens under the financing of the portfolio assets of the Borrower and/or its subsidiaries and/or associates; (b) other existing and future permitted liens, in the ordinary course of business, all as stipulated under the Finance Agreement.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

 NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

3.	Finance agreements relating to the financial closing of the Basin Ranch project (under construction as of the Report date) (cont.)

B.	Finance Agreement with Bank Leumi in the CPV Group (cont.)

Additional material terms and conditions
Additional terms, undertakings and grounds for repayment (if applicable), include (as the case may be) certain restrictions on the Borrower and/or its subsidiaries and/or associates, with respect to:

(a) Undertaking debt as stipulated in the Finance Agreement, except for the undertaking of a permitted debt (as defined in the Finance Agreement and under pre-determined conditions as to the Borrower’s level of leveraging and liquidity) with respect to the areas of activity of the Borrower and/or its subsidiaries and/or associates (such as undertaking non-recourse project finance for a new project and/or the refinancing a debt of an existing project or the financing of a portfolio of existing/ new projects through non-recourse financing, the Borrower’s undertaking corporate debts under the conditions stipulated in the Finance Agreement, undertaking and/or extending certain credit facilities, etc.);

(b) Restrictions on the sale of assets, except for assets, which meet the pre-determined conditions set in the finance agreement as to the Borrower’s level of leveraging and liquidity or assets, or assets which are immaterial to the business activities of the Borrower and/or its subsidiaries and/or associates;

(c) Restrictions on investments outside the normal business activities originating from the Borrower’s free cash flow, where (i) the net debt to EBITDA ratio covenant (as detailed above) exceeds the value stipulated in the Finance Agreement; or (ii) the occurrence of certain default events in the project and/or other ongoing default events in the project, which were not remediated within the remediation periods stipulated in the Finance Agreement;

(d) Other undertakings, default events and grounds for repayment as is generally accepted in agreements of this type, including: Restrictions on change of control in the Borrower (including the Company and its controlling shareholders); restrictions on changes to the Borrower’s area of activity; cross acceleration as defined in the Finance Agreement; non-payment; default events; legal or regulatory proceedings/matters as defined in the Finance Agreement; breach of covenants and undertakings (subject to remediation periods); cross-default for certain events pertaining to the project (including material adverse effect events as defined in the Finance Agreement, breach of an undertaking to repay a TEF Loan or its acceleration, bankruptcy and abandonment event); non-payment of a debt of the Borrower or the project above a certain threshold, all in accordance with the definitions, remediation periods and other conditions set in the Finance Agreement.

Payments to the Borrower’s shareholders
As from March 31, 2027, dividend distributions and repayment of shareholder loans[11] are subject to the following financial covenants (as defined above):

•     Total equity attributable to the shareholders of the CPV Group: More than USD 1 billion;
•     Adjusted net debt to adjusted EBITDA ratio of the CPV Group is less than 4.0 up to 12 months subsequent to the project's commercial operation date (COD) and less than 5.0 thereafter.

Furthermore, under certain adverse circumstances defined in the Finance Agreement, such payments and additional payments to shareholders (such as management fees) will not be permitted even if the abovementioned financial covenants are met.

Fees
Provisions have been set regarding fees, including upfront-fees and non-utilization fees, as is generally accepted in finance agreements, as well as early repayment fees. It is clarified that the loan’s early repayment fees (except with respect to financial damage, if incurred) were set at declining levels over the loan term, such that after a set number of years no early repayment fees will apply.

11  Except for certain shareholder loans defined in the agreement, the repayment of which is not conditional on compliance with covenants.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

4.	TEF Loan Agreement (senior debt in Basin Ranch project (under construction, will be consolidated in the Company's financial statements as from the first quarter of 2026)

In October 2025, the Financial Closing Date of the Basin Ranch Project, a senior loan agreement with Texas Energy Fund (hereinafter - “TEF”), managed by the Public Utility Commission of Texas (hereinafter - “PUCT”), was entered into to finance the project’s construction (hereinafter - the “TEF Loan”)

Following is a summary of the main terms of the TEF Loan:

Borrower	Basin Ranch
Amount of loan to the Project Company (100%)	Approx. USD 1.1 billion (approx. NIS 3.6 billion).
Loan provision date
As from October 2025, in a number of tranches in accordance with the percentage of completion of the project’s construction.
As of the Report date a loan principal of approx. USD 191 million was withdrawn).

Interest rate	Annual interest at a fixed rate of 3%.
Amortization schedule of the principal and interest
Final repayment date: September 30, 2045.
The loan principal will be repaid in quarterly principal payments as from March 31, 2031, at a rate equal to 0.25% per quarter, through March 31, 2032. Thereafter, repayments of principal and interest in accordance with an amortization schedule in a mortgage format (hereinafter - "Spitzer”).

Interest payments will be paid every quarter, including during the construction period.

Pledges	A first degree, senior, fixed and secured pledge on the project, its assets and the rights arising therefrom.
Default financial covenants
•    A historical 12-month debt service coverage ratio (DSCR) of 1.10x, which shall be measured on a quarterly basis starting one year after the commercial operation date (COD), as defined in the loan agreement.
•   Expected 5-year contracted DSCR of 1.20x on COD; the contracts for compliance with this ratio should be renewed or replaced two years before their termination date, on a rolling basis. The project entered into hedging arrangements[12] for a substantial portion of the project's capacity, which comply with this requirement.
•   Performance-based project covenants for the past 12 months, which will be measured monthly as from the date on which full 12 calendar months will elapse after COD. The covenants set minimum uptime of 85% and maximum downtime of 15%, which may be remediated by presenting a remedial action plan and a reserve to finance the plan for the next 12 months.

Other key conditions (including certain collateral)
•   Distributions are subject to generally accepted definitions and conditions and to the following: (a) Compliance with contracted DSCR of 1.20x over 4 consecutive quarters, or a DSCR of 1.35x based on the total cash flow; and (b) a performance test (downtime/uptime) for the past 12 months, which includes certain conditions, which allow distribution even if the criteria are not met.
•   Additional undertakings of the project interest holders (100%) totaling approx. NIS 191 million. These undertakings include collateral in the form of letters of credit (LCs) or other generally acceptable collateral (such as cash) to secure certain matters pertaining to key agreements and the cost of the project, and to secure completion of construction (which can be forfeited after exhausting a budget contingency); and to secure the project’s connection to the grid within 4 years, subject to an extension option (with the collateral released in accordance with the abovementioned date). For further details regarding the balance of the guarantees provided by the Group in favor of the project as of the Report date and the report approval date, see Note 14C.
•   Additional project-level undertakings pertaining to collateral include, among other things, cash reserves or letters of credit on COD to secure expected DSR and operating expenses.
•   Other undertakings and default and repayment events include, among other things, events that are deemed “change of control” including circumstances where CPV Power Holdings, LP (a wholly owned subsidiary partnership of the CPV Group) no longer holds and controls at least 50% of the Borrower, and circumstances where the CPV Group no longer holds or controls at least 50% of CPV Power Holdings, LP (as applicable in accordance with the relevant provisions), and generally accepted immediate repayment grounds such as non-payment, failure to comply with certain undertakings, breach of representations, undertakings and covenants, default events, regulatory and legal proceedings – all in accordance with the conditions and the remediation periods (as applicable) set in the loan agreement.

12  The project entered into Gas Netback commercial agreements (including a pricing mechanism under which the gas price paid by the electricity producer is derived from the price of electricity) and fixed-price power purchase agreements in order to hedge a substantial portion of the power plant's capacity for a period of 7 years from the commercial operation date under a plan aiming to hedge approx. 75% of the power plant's capacity as of the commercial operation date.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

5.	Project finance agreement (senior debt)[13] in the Shore project (will be consolidated in the Company's financial statements as from the first quarter of 2026)

In the first quarter of 2025, Shore completed an engagement in a refinance agreement, under which the total amount of undertakings was approx. NIS 1.39 billion (approx. USD 436 million). With respect to the completion of the New Refinance Agreement, all equity holders in the Shore power plant provided a total of approx. USD 80 million for the purpose of deleveraging (CPV Group's share, including in respect of the additional acquisition detailed in Note 23E, was approx. USD 71 million). Following are the main terms of the finance agreement:

Loan provision date	February 4, 2025
Amount of loan to the Project Company (100%)
Term Loan B - a long-term loan totaling USD 325 million.
Ancillary credit facilities:
Term Loan C - letters of credit totaling USD 61 million
Revolving credit facility totaling USD 50 million

As of the Report date, the outstanding balance of the long-term loan (Term Loan B) totals approx. USD 290 million, and the utilized balance of the letters of credit facility totals approx. USD 57 million (withdrawals were made from the revolving credit facility).

Interest rate	Long-term loan: Interest based on SOFR plus a 3.75% spread.
Amortization schedule of the principal and interest
The frequency and scope of repayment of the long-term loan principal vary until the final repayment date, in accordance with a combination of a mandatory amortization schedule (1% per year) and a leverage-based repayment mechanism, with a cash sweep of 100% to 75%.
Final repayment date of the loan and the credit facilities:
Term Loan B and Term Loan C - February 4, 2032
Revolving credit facility: February 4, 2030

Pledges	A first degree, senior, fixed and secured pledge on the project, its assets and the rights arising therefrom.
Default financial covenants
The finance agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non‑payment events, non‑compliance with certain obligations, various default events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for availability and electricity – all in accordance with and subject to the terms and conditions, definitions and remedial periods detailed in the amendment to the finance agreement.

Furthermore, it is required to maintain a historical debt service coverage ratio (DSCR) of 1:1 over the past 12 months. The ratio will be assessed for the first time as of December 31, 2025 (adjusted on a pro rata basis as from the agreement’s effective date), and subsequently at the end of each calendar quarter.
As of the Report date, the historical debt service coverage ratio stands at x2.4.

Other key conditions (including certain collateral)
In accordance with the finance agreement, it is required to hedge the interest rate with respect of at least 50% of the projected nominal loan balance for a period of three years from the completion date.

13 Non-recourse financing, as accepted in agreements of this type in the US.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

6.	Short-term credit facilities

As of the report approval date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations in effect as of various dates, most of which are during the second half of 2026. Generally, the interest rate payable on the said facilities is Prime plus a credit margin as is generally accepted in the market for similar credit facilities.

The Company’s credit facilities are subject to compliance with financial covenants as detailed in Section 7 below, and generally accepted provisions and undertakings, including an undertaking and conditions in connection with non-creation of pledges, changes in control, non-change in the nature of the businesses, and restrictions on distribution and/or repayment of shareholder loans under certain conditions set forth (among other things, a restriction that it will not execute a distribution and/or repayment of shareholder loans if the source for the distribution and/or the repayment is the disposal of a holding (or any part thereof) of OPC Israel in Rotem). In some of the facilities, there are also cross-default and/or cross-acceleration causes which vary from one facility to another.

OPC Israel's credit facilities are subject to compliance with financial covenants as detailed in Section 7 below and to generally accepted provisions and undertakings, which are similar to those of the Corporate Finance Agreements in Israel as detailed in Section B1 above.

Following is information regarding short-term binding credit facilities of the Group companies from banking corporations as of the Report date and immediately prior to the report approval date (in NIS million):

	The facility amount immediately prior to the report approval date (March 6, 2026)	Utilization as of the Report date (1)	Utilization immediately prior to the report approval date (March 3, 2026)

Company	300	-	-
OPC Israel	300	4	4
The Company for CPV Group (2)	526 (approx. USD 165 million)	196	303
CPV Group(2)	542 (approx. USD 170 million)	502	489
Total binding facilities	1,668	702	796

(1)	Mostly for the purpose of letters of credit and bank guarantees.

(2)	The facilities provided for CPV Group are backed with a Company guarantee.

Furthermore, as of the Report date and shortly before the report approval date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. NIS 349 million and approx. NIS 361 million, and in the US - totaling approx. NIS 226 million and approx. NIS 223 million (backed by the Company’s guarantee), respectively. The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Further details regarding finance agreements in Israel (cont.)

7.        Financial covenants:

	Breach ratio	Actual value
Covenants applicable to OPC Israel with respect to the corporate finance agreements[14]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,107 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	36%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	4.1
Covenants applicable to Hadera in connection with the Hadera Finance Agreement
Minimum expected DSCR (1)	1.10	1.13
Average expected DSCR (1)	1.10	1.68
LLCR (2)	1.10	1.59
Covenants applicable to the Company in connection with binding credit facilities with Israeli banking corporations[15]
The Company equity capital (separate)	Will not fall below NIS 1,200 million	Approx. NIS 6,471 million
The Company’s equity to asset ratio (separate)	Will not fall below 30%	77%
The Company’s net debt to EBITDA ratio	Will not exceed 12	3.2
Covenants applicable to the CPV Group in connection with a finance agreement with Bank Leumi
Equity attributable to the shareholders of the CPV Group	No less than USD 750 million	Approx. USD 1.6 billion
CPV group’s net debt to EBITDA ratio	Will not exceed 7	3.0

(1)
DSCR - The ratio between the free cash flows for debt service and the principal and interest payments for the relevant period – all subject to the definitions and terms and conditions of the relevant finance agreement.

(2)
LLCR - The ratio between the present value of the future free cash flows for debt service from projects and the balance of the loan as of the calculation date – all subject to the definitions and terms and conditions of the relevant finance agreement.

As of the reporting date, the Group companies comply with all of the financial covenants.

14 Additionally, OPC Israel has short-term bank credit facilities, which include financial covenants identical to the abovementioned financial covenants.
15 Additionally, the Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

C.	Guarantees

Following is a breakdown of the bank guarantees provided by the Company and Group companies to third parties:

	As of December 31
	2025	2024
	NIS million	NIS million

For operating projects in Israel (mostly Rotem, Hadera, Zomet and Gat) (1)	189	249
For projects under construction and development in Israel (Sorek 2 and consumers’ premises) (2)	91	74
In respect of the filing of a bid in the Sorek tender (3)	50	100
For virtual supply activity in Israel	33	21
In respect of projects under construction and development in the US (CPV Group) (4)*	158	339
For the Basin Ranch Project* (5)	700	-
In respect of operating projects in the US Renewable Energies and Other Segment*	66	22

	1,287	805

* Out of the Company's facilities or guaranteed by the Company.

(1)
As of the Report date, mainly in respect of: bank guarantees of approx. NIS 109 million (CPI-linked) provided by OPC Israel for Rotem and Hadera in favor of Noga - Independent System Operator Ltd. (hereinafter - the “System Operator”) as required under the PPAs and/or covenants of the Israeli Electricity Authority. As of December 31, 2024, includes a bank guarantee of approx. NIS 67 million (approx. NIS 58 million, CPI-linked) provided by OPC Israel for Zomet in favor of the ILA, which was released in the reporting period (for further details, see Note 10B3).

(2)
Mainly in respect of a bank guarantee of approx. NIS 53 million (CPI-linked) provided by OPC Israel on behalf of Sorek 2 in favor of the Accountant General at the Ministry of Finance in connection with the financial closing of the Sorek 2 project (for further details, see Note 9D).

(3)
A bank guarantee provided by OPC Israel with respect to a bid submitted by OPC Power Plants for a planning, financing, build and operate tender of a new conventional electricity generation power plant. In December 2024, OPC Power Plants was served with a notice whereby the Tenders Committee announced that a third party’s bid is the winning bid in the tender, and that OPC Power Plants’s bid is the “second eligible” bidder; therefore, during the reporting period, the guarantee was reduced to a total of NIS 50 million.

(4)
The decrease is mainly due to the sale of the Mason Road project for a consideration, which is immaterial to the Company, the transition of the Backbone project to commercial operation in the fourth quarter of 2025 and the transition to utilizing bank guarantees of the Rogue's Wind project at the project level (instead of utilizing the credit guarantees of CPV Group, which are backed by the Company's guarantee).

(5)	Arises mainly from the provision of bank guarantees with respect to the financial closing of the TEF Loan as detailed in Note 14B4.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 15 – DEBENTURES

A.	Composition

	As of December 31
	2025	2024
	NIS million	NIS million

Marketable debentures	1,870	1,875
Less current maturities	(244)	(212)

	1,626	1,663

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 15 – DEBENTURES (cont.)

B.	Additional details regarding the Company’s marketable debentures as of the Report date

Series	Original issuance date	p.v. on issuance dates (2)	Nominal value as of the Report date	Fair value as of December 31, 2025 (3)	Nominal annual interest rate	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
Series B	April 26, 2020 (1)	Approx. NIS 956 million	Approx. NIS 442 million (approx. NIS 518 million after linkage)	Approx. NIS 525 million	2.75%	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years 2021 to 2028 (inclusive).
The interest on the outstanding balance of the principal of the debentures is paid - as from September 2020 - twice a year (except for 2020), on September 30, 2020, and on March 31 and September 30 of each of the years 2021 to 2028 (inclusive).
								Linked to the Consumer Price Index in respect of March 2020.
Series C	September 9, 2021	Approx. NIS 851 million	Approx. NIS 664 million	Approx. NIS 636 million	2.5%	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years 2024 to 2030 (inclusive), except for 2028.
The interest is paid on the outstanding balance of the principal of Debentures (Series C), as it shall be from time to time, as from February 2022, twice a year, on February 28 and on August 31 of each of the years 2022 to 2030 (inclusive).

								Non-linked
Series D	January 22, 2024 (1)	Approx. NIS 658 million	Approx. NIS 658 million	Approx. NIS 723 million	6.2%	18 unequal semi-annual payments, to be paid on March 25 and September 25 of each of the years 2026 to 2034 (inclusive).
The interest on the outstanding balance of the principal of Debentures (Series D), as it shall be from time to time, is paid - as from September 2024 - twice a year (except for 2024), on September 25, 2024 and on March 25 and September 25 of each of the years 2025 to 2034 (inclusive).

								Non-linked

(1)	In addition to their original issuance date, Series B and D were expanded in October 2020 and December 2025, respectively.

(2)	As of the issuance date of Debentures (Series B, C and D), the issuance costs amounted to approx. NIS 11 million, approx. NIS 9 million, and approx. NIS 7 million, respectively.

(3)	The fair value is based on the closing price quoted on the stock exchange.

(4)	As of December 31, 2025, the balance of interest payable in respect of the Debentures (Series B, C and D) amounts to approx. NIS 20 million.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 15 – DEBENTURES (cont.)

C.	Additional details

1.	Issue of Debentures (Series D)

In January 2024, the Company issued Debentures (Series D) at a par value of approx. NIS 200 million (hereinafter – “Debentures (Series D)"). The debentures are listed for trading on the TASE, are not linked to the CPI and bear an annual interest (coupon) of 6.2%. The issuance expenses totaled approx. NIS 2 million.

In November 2025, the Company issued Debentures (Series D) by way of a series expansion at a par value of approx. NIS 458 million, with the proceeds of the issuance totaling approx. NIS 500 million. The effective interest rate is approx. 4.8%. The issuance expenses totaled approx. NIS 5 million.

The issuances proceeds were designated for the refinancing of existing debts and for the Group’s operating business activities. For details regarding principal and interest repayments see Section B above.

2.	Partial early redemption of Debentures (Series B)

On September 30, 2025, the Company repaid, by way of partial early redemption, approx. NIS 256 million par value in Debentures (Series B) in addition to the fixed payment in accordance with the amortization schedule of Debentures (Series B) as of that date. The total amount redeemed with respect to the partial early redemption, including linkage, is approx. NIS 302 million.

3.	Rating of Debentures (Series B, C and D)

In May 2025, Midroog assigned an initial rating of A1.il with a stable outlook for the Company and its debentures. In addition, in May 2025, Ma’alot S&P upgraded the Company's credit rating to ilA with a stable outlook and the rating of its debentures to ilA+, following an improvement in business profile and financial ratios.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 15 – DEBENTURES (cont.)

C.	Additional details (cont.)

4.	Additional terms of the debentures

The deeds of trust of Debentures (Series B, C and D) (hereinafter in this section - the “Deeds of Trust”) include generally acceptable causes to call for immediate repayment (subject to stipulated remediation periods), including default events, liquidation proceedings, receivership, suspension of proceedings and debt arrangements, merger under certain conditions without obtaining debenture holders’ approval, material deterioration in the condition of the Company, failure to publish financial statements in a timely manner, etc. Furthermore, a right to call for immediate repayment was established under the following circumstances: (1) In case of a call for immediate repayment of another series of debentures (marketable on the TASE or on the TACT Institutional system) that the Company has issued; or of another financial debt (or a number of cumulative debts) of the Company and of consolidated companies (except for the case of having to make immediate repayment of a non-recourse debt), including forfeiture of a guarantee (that secure payment of a debt to financial creditor) that the Company or consolidated companies made available to a creditor, in an amount of no less than USD 75 million (and for Series B - shall not be lower than USD 40 million); (2) Upon breach of financial covenants on two consecutive review dates; (3) In the case described in Subsection 2 (and even without waiting for the second review date) if the Company has carried out an extraordinary transaction with a controlling shareholder, excluding transactions other than in accordance with the Companies Regulations (Expedients in Transactions with an Interested Party), 2000  without obtaining prior approval of the debenture holders by special resolution; (4) If an asset or a number of assets of the Company are sold in an amount representing over 50% of the value of the Company’s assets according to the Company’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of the Company, except where the consideration of the sale is intended for the purchase of an asset or assets within the Company’s main area of operations (the “main operations of the Company” - the field of energy, including electricity generation in power plants and from renewable energies); (5) Upon the concurrence of certain events leading to loss of control; (6) In the event that a “going concern” emphasis-of-matter paragraph is included in the Company’s financial statements solely in respect of the Company, for a period of two consecutive quarters; (7) If the Company breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Deeds of Trust being met; (8) Distribution in breach of the provisions of the Deeds of Trust. All in accordance with the terms set out in the Deeds of Trust signed between the Company and the trustee, Reznick Paz Nevo Trustee Company Ltd.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 15 – DEBENTURES (cont.)

C.	Additional details (cont.)

4.	Additional terms of the debentures (cont.)

Furthermore, the Deeds of Trust include an undertaking on behalf of the Company to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series, provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). Following are the financial covenants:

Ratio	Required value Series B	Required value Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes - 11)	Will not exceed 13 (for distribution purposes - 11)	3.2
The Company equity capital (separate)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes – NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes – NIS 2.4 billion)
			Approx. NIS 6,470 million
The Company’s equity to asset ratio (separate)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes - 30%)	77%
The Company’s equity to asset ratio (consolidated)	--	Will not fall below 17%	53%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.

(2) Adjusted EBITDA as defined in the deed of trust.

As of December 31, 2025, the Company complies with the said financial covenants.

In addition, the Deeds of Trust includes an undertaking not to create a floating charge on the Company’s assets and rights, both current and future, in favor of any third party without fulfillment of one of the terms and conditions stipulated in the Deeds of Trust; everything shall be according to the terms stipulated in the Deeds of Trust (it is clarified that the Company and/or its investees will be entitled to create a fixed and/or floating lien on any of their assets, without fulfillment of any of the said terms and conditions).

The terms of the debentures also include an option to increase the interest rate under certain instances of changes in rating and in certain cases of failure to comply with financial covenants (in accordance with thresholds set in the Deeds of Trust). The Company’s ability to expand the series of debentures is subject to certain restrictions, including maintaining the rating of the debentures as it stood prior to the expansion of the series and non-breach.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 15 – DEBENTURES (cont.)

C.	Additional details (cont.)

4.	Additional terms of the debentures (cont.)

Furthermore, the Company may initiate the execution of early redemption of the debentures, in accordance with dates and generally accepted provisions set for that purpose, including in an amount that will not fall below the highest of the market value of the outstanding debentures (based on the average in the 30 trading days that preceded the Board of Directors’ resolution), the outstanding par value of the debentures (principal plus interest until the early redemption date), and the balance of the cash flow of the debentures in respect of which early redemption is to be executed, discounted according to the rates set in each of the Deeds of Trust.

NOTE 16 – EMPLOYEE BENEFITS

A.	Post-employment benefit plans – defined contribution plan

The Group has a defined contribution plan in respect of its liabilities to employees in Israel and the US. The amount recognized as an expense in 2025 is approx. NIS 14 million (in 2024 and 2023 - approx. NIS 13 million).

It is noted that the Group has defined benefit plans in non-material amounts.

B.	Equity compensation plan in Israel

In July 2017, the Company's board of directors (after the approval of the Company's Compensation Committee) approved an options plan (hereinafter – the “Option Plan”) for offerees. Under the plan, the Company will allocate to the offerees, whose identity will be determined by the board of directors (and the general meeting of the shareholders, as the case may be) at its sole discretion, non-marketable and non-transferable options (other than transfer to successors in the event of death, as set out in the Options Plan) that are exercisable for the Company’s shares, in an amount to be instructed by the board of directors, as the case may be. The options are non-marketable and non-transferable. Each option will confer on the offeree the right to receive from the Company, by way of an allocation, one ordinary share of NIS 0.01 par value, at the exercise price to be determined for each offeree, and which will be at least the average share price in the 30 trading days prior to the board decision on the allocation and subject to certain adjustments set out in the Options Plan. The ordinary shares to be allocated following exercise of the options will have the same rights as the Company’s ordinary shares, immediately upon their allotment. The exercise price is subject to certain adjustments (including in respect of dividend distribution, issuance of rights, etc.).

In May 2018, the employee Options Plan was revised to an alternative for allocating restricted stock units (hereinafter – the “RSUs”) and an amendment to the adjustment mechanism in the event of change of control. Each RSU will confer the right to receive from the Company, by way of an allocation and for no consideration, one ordinary share of the Company of NIS 0.01 par value of the Company. The RSUs will not confer on the holder any right conferred on a shareholder, prior to their exercise for shares of the Company, including a voting right, with the exception of the right to receive an amount equivalent to a dividend, should the Company decide to distribute a dividend.

The provisions of Section 102 to the Income Tax Ordinance apply to the allocated options. The allocation was made through a trustee in the capital gains track. In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an employee as a benefit, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allocation/grant date.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 16 – EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

From time to time, the Company allocates options and RSUs to offerees in several allocations in an equity track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance, in three or four equal tranches, which are exercisable at net (hereinafter – the “Offered Securities”). The vesting terms and expiration dates of the offered securities are as follows:

Tranche No.	Vesting terms and conditions	Expiration date
Tranche One	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche Two	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche Three	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche Four	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

Following is information regarding allocation of offered securities in accordance with the option plan:

Offerees and allocation dates	No. of options at the grant date (in thousands)	Average fair value of each option at the award date (1) (in NIS)	Exercise price per option (in NIS, unlinked)	No. of unvested options as of December 31, 2024 (in thousands)	No. of unvested options as of December 31, 2025 (in thousands)	Risk-free interest rate (2)
Officer, May 2020	99	7.76	25.81	50	-	0.36% - 0.58%
Chairman of the Board, January 2021	367	13.07	32.78	367	-	0.20% - 0.40%
CEO, April 2021	1,253	9.54	34.46	1,253	-	0.35% - 0.59%
Officer, January 2022	272	9.91	33.21	272	68	0.47% - 0.75%
Managers and officer, May 2022	1,649	10.42	36.60	1,177	288	1.84% - 2.05%
Officer, September 2022	254	15.70	39.86	254	64	2.93% - 2.94%
Executives, March 2024	497	9.77	25.19	497	295	3.81% - 3.91%
Chairman of the Board, November 2024	204	10.21	30.78	204	153	4.13% - 4.19%
Executives, March 2025	441	11.80	31.98	N/A	441	4.09% - 4.15%
CEO, July 2025	646	19.84	43.39	N/A	646	3.93% - 3.94%
Officer, March 2026 (*)	37	37.91	94.67	N/A	N/A	3.46% - 3.51%
				4,074	1,955

(*) In addition, 4,431 RSUs were granted

(1)	The share’s standard deviation in all awards is within the range of 30%-36% based on the historical volatility of the Company's share over the option’s expected life through the exercise date.

(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 16 – EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

(1)	Exercise of options and issuance of shares

A.
Issuance of shares - In the years ended December 31, 2025, 2024, and 2023, following the vesting of the RSUs, the Company issued approx. 7, approx. 14 thousand, and approx. 14 thousand ordinary shares of the Company of NIS 0.01 par value, respectively.

B.
Exercise of options - in the years ended December 31, 2025, 2024 and 2023, the Company issued approx. 450 thousand, approx. 12 thousand and approx. 8 thousand ordinary shares of the Company of NIS 0.01 par value, respectively, following a notice on the exercise of approx. 2,823 thousand, approx. 72 thousand and approx. 23 thousand options, respectively. Of which, during the Reporting Period, the Company’s CEO – Mr. Giora Almogy – exercised approx. 1,253 thousand options into approx. 161 thousand Company shares and the Chairman of the Board of Directors – Mr. Yair Caspi – exercised approx. 184 thousand options into approx. 35 thousand Company shares. The weighted average price per share on the exercise dates of the options was NIS 46.26, NIS 18.84, and NIS 24.42, respectively.

(2)	Expiry of options

In the years ended December 31, 2025, 2024, and 2023 - approx. 384, 608, and 542 thousand options expired, respectively, inter alia following exits of Company employees. Out of which, during the reporting period, approx. 184 thousand options awarded to the Chairman of the Board, Mr. Yair Caspi, expired.

(3)	Allotments

The value of the benefit implicit in the allocation of securities in the years ended December 31, 2025 and 2024 is approx. NIS 18 million and approx. NIS 7 million, respectively. This amount will be recorded in profit and loss over the vesting period.

(4)	Expenses recognized

In the years ended December 31, 2025, 2024, and 2023, the Company recognized an expense in the amount of approx. NIS 8 million, approx. NIS 8 million, and approx. NIS 10 million, respectively, in respect of the offered options and securities.

C.	Profit-sharing plan for CPV Group employees

In April 2021, the CPV Group LP (hereinafter in this Note - the “Partnership”) approved an allocation of 6.5% of the profit participation rights in the Partnership for allocations to certain CPV Group employees and managers (hereinafter in this note - the “Offerees”) as part of long-term compensation (hereinafter in this note - the “Plan”). The Offerees’ participation rights relate to earnings and appreciation net of repayment of investment amounts to investors and subject to vesting periods that may be accelerated in certain cases, such as merger, sale of activities, and termination of employment under certain circumstances, etc. The deeds of allocation granted to the Offerees stipulate, among other things, events upon the occurrence of which the Partnership will buy the Offerees’ rights. Included in that stated above, subject to the vesting as, as stated, the Offerees are entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and passage of five years.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 16 – EMPLOYEE BENEFITS (cont.)

C.	Profit-sharing plan for CPV Group employees (cont.)

In 2024, CPV Group approved a 1% increase in the profit participation rights and the allocation to a CPV Group officer.

In March 2024, a partial exercise was carried out of the participation units awarded to CPV Group employees, by way of purchasing the units exercised by CPV Group, totaling approx. NIS 11 million (approx. USD 3 million).

The entire plan vested in January 2026 (at the end of five years from CPV Group’s acquisition date), and according to the exercise notices received, a total of approx. NIS 223 million (approx. USD 70 million) is expected to be paid to the CPV Group’s employees and executives at the end of the first quarter of 2026. The balance of the liability in respect of the plan was included under the other payables and credit balances line item.

Subsequent to the Report date, a new compensation plan was approved, under which the award of new participation units is expected (hereinafter – the “New Plan”); the New Plan is based mainly on conditions similar to those of the 2021 Plan, mutatis mutandis, including, among other things, the cancellation of the option of partial exercise before the end of five years (except under certain circumstances such as a change of control, as defined in the New Plan), and the addition of a certain hurdle rate to the investment amounts. The New Plan is expected to be allocated by the end of Q2 2026 (with a vesting date in January 2026), and the total award is expected to represent approx. 5.8% of the profit participation rights (as of the New Plan Approval Date).

NOTE 17 – TAXES ON INCOME

A.	Information about the tax environment in which the Group operates

1.	Corporate tax rate

Israel - The rate of corporate tax in Israel between 2023 and 2025 is 23%.

US

The corporate tax rate applicable to the Group’s US operations is composed of two main tax systems: (1) Federal corporate tax at a rate of 21% and (2) state tax, depending of the state where the operations are carried out, mostly between 2.5% and 11.5%, while the state tax rate constitutes an expense for calculation of the federal tax.

The profits (losses) of investees in the US, which are not taxable entities, are indirectly attributed to the partnership OPC Power (indirectly held by the ICG Energy) based on their share in equity. Profits (losses) of the OPC Power are attributed directly to the partners in accordance with their share in the equity, since according to US tax laws, a partnership and LLC through which the Group operates in the US are transparent for tax purposes. Therefore, ICG Energy will be attributed the profits (losses) of OPC Power, in which it serves as a limited partner. ICG Energy will be liable to tax in the US in respect of such profits attributed to it; the tax will be determined in accordance with the federal corporate tax rate and the state tax rate, which constitutes, as aforesaid, an expense for the purpose of calculating the federal tax.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 17 – TAXES ON INCOME (cont.)

A.	Information about the tax environment in which the Group operates (cont.)

1.	Corporate tax rate (cont.)

US (cont.)

The US tax laws include a limit on finance expenses that may be deducted. The expenses are capped at 30% of the Adjusted Taxable Income (hereinafter – "ATI”); in 2022-2024 the ATI calculation is based on EBIT (without depreciation and amortization) and as from 2025 the ATI calculation is based on EBITDA. Furthermore, offsetting of net operating losses (NOL) is limited: in general, losses accrued up to 2018, it may be carried forward for up to 20 years, without any limit to the offset amount in a specific year. Losses accrued thereafter are subject to a time limit but may be generally used to offset up to 80% of the taxable income only.

In addition, the tax system in the US grants various tax benefits to investors in renewable energy projects, including under the Inflation Reduction Act of 2022 (hereinafter - ”IRA”):

•
Bonus depreciation - In 2023 and 2024 the accelerated depreciation rate is 80% and 60%, respectively. As from 2025, the accelerated depreciation rate will be 100%. It is noted that also in the project acquisition procedure, this depreciation may be recognized on the acquisition date.

•
Investment Tax Credit (hereinafter - ”ITC”) - A tax credit of up to 30% of the amount invested in solar assets, and another credit equal to up to 10% of the construction costs of projects that integrate equipment manufactured in the US or constructed at certain sites (hereinafter - the ”Brownfield Sites”).

•	Production tax credit (hereinafter - ”PTC”) - A tax credit in respect of revenues from the sale of electricity generated by renewable energy facilities.

According to the provisions of the IRA, these ITC and PTC benefits can be traded or offset in future against future taxes.

On July 4, 2025, the federal law known as the One Big Beautiful Bill was enacted, which eliminated, among other things, the ITC and PTC tax benefits with respect to projects whose construction has not yet commenced. In accordance with the provisions of the law and the safe harbor rules (lenient threshold conditions), renewable energy projects (sun and wind) will be required to commence construction (as this term was defined by the IRS) by July 4, 2026 and to complete it no later than the end of 4 years, or if their construction will commence after July 4, 2026 to complete it no later than the end of 2027 in order to comply with the conditions for receipt of the tax benefits.

According to the provisions of the tax treaty between Israel and the US, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. It is noted that in Israel, credit is awarded according to Israeli tax laws.

2.	Benefits under the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the “Encouragement of Industry Law”)

The industrial plants owned by some of the Company’s consolidated companies in Israel have a single production line, and as such, these companies, together with the consolidated company that holds these companies (hereinafter in this section - the “Parent Company”), are entitled to file a consolidated tax report under Section 23 of the Encouragement of Industry Law. Pursuant to Section 24 of said Law, the taxable income or loss of each of the said companies which own the industrial plants shall be regarded as taxable income or as a loss of the parent company.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 17 – TAXES ON INCOME (cont.)

A.	Information about the tax environment in which the Group operates (cont.)

2.	Benefits under the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the “Encouragement of Industry Law”) (cont.)

“Industrial Companies” as defined in the Encouragement of Industry Law are entitled to tax benefits, mainly: Increased depreciation rates for tax purpose, and filing of consolidated tax returns of companies with a common production line.

B.	Tax assessments

The Company and the other Group companies in Israel (except Rotem and Hadera) have tax assessments that are considered final up to and including the 2020 tax year (subject to reservations stipulated in the law). Rotem and Hadera were issued with final tax assessments through the 2023 tax year.

ICG Energy is subject to taxation in several US jurisdictions. Tax year 2021 and all periods thereafter are open for audits by US federal and state tax authorities.

C.	Components of expenses for income tax

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Current tax expenses - for the current period	7	2	11
Current tax expenses - for previous years	10	-	-
Current tax expenses - restructuring in the US Renewable Energies Segment prior to the investment transaction (see Note 23F)	-	53	-
Deferred tax expenses	70	83	57
Income tax expenses	87	138	68

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 17 – TAXES ON INCOME (cont.)

D.	Adjustments between theoretical profit tax before taxes and tax expenses:

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Profit before taxes on income	544	335	237

Statutory tax rate of the Company	23%	23%	23%

Tax calculated at the statutory tax rate of the Company	125	77	55

Additional tax (savings) for:
Non‑controlling interests’ share in profits of tax transparent entities	(18)	(22)	-
Temporary differences and losses for tax purposes for which deferred taxes were not created (1)	(17)	20	2
Effect of the creation of deferred taxes at a tax rate that is different from the main tax rate	9	12	2
Effect of restructuring and loss of control in the US Renewable Energies Segment (2)	-	40	-
Other	(12)	11	9
Income tax expenses	87	138	68

(1)
During the reporting period mainly includes the effects of reversal of an impairment loss for Hadera 2 and in 2024 mainly includes the effects of impairment losses in Gnrgy and Hadera 2. For details, see Notes 23A4 and 10B4.

(2)	For details, see Note 23F.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 17 – TAXES ON INCOME (cont.)

E.	Deferred tax assets and liabilities

(1)	Deferred tax assets and liabilities recognized in the books of accounts

Deferred taxes are calculated at the tax rate that is expected to apply on the reverse date.

Movement in deferred tax assets and liabilities attributable to the following items:

Balance of deferred tax asset (liability)	As of December 31, 2024	Carried to profit and loss	Carried to other comprehensive income	Effect of changes in exchange rates	As of December 31, 2025
	NIS million
Property, plant, and equipment, right‑of‑use assets and intangible assets	(659)	(16)	-	2	(673)
Carryforward losses and deductions for tax purposes	552	73	-	(55)	570
Investments in transparent companies	(445)	(113)	49	60	(449)
Other	19	(14)	60	(5)	60
	(533)	(70)	109	2	(492)

Balance of deferred tax asset (liability)	As of December 31, 2023	Carried to profit and loss	Carried to other comprehensive income	Effect of changes in exchange rates	Deconsolidation	As of December 31, 2024
	NIS million
Property, plant, and equipment, right‑of‑use assets and intangible assets	(590)	(125)	-	(2)	58	(659)
Carryforward losses and deductions for tax purposes	437	114	-	1	-	552
Investments in transparent companies	(320)	(63)	(10)	-	(52)	(445)
Other	32	(9)	3	-	(7)	19
	(441)	(83)	(7)	(1)	(1)	(533)

(2)	Deferred taxes are recognized in the statement of financial position as follows:

	As of December 31
	2025	2024
	NIS million	NIS million

Under non-current assets (under the ‘other long-term receivables’ line item)	32	10
Under non-current liabilities	(524)	(543)
Deferred taxes, net	(492)	(533)

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 17 – TAXES ON INCOME (cont.)

E.	Deferred tax assets and liabilities (cont.)

(3)	Loss carryforwards for tax purposes:

A.	The Company - As of the Report date, the Company has loss carryforwards totaling approx. NIS 236 million, in respect of some of which no deferred taxes were recognized.

B.	Israel (through OPC Israel and subsidiaries) - as of the Report Date, the Group's companies in Israel have loss carryforwards totaling approx. NIS 620 million, for which deferred taxes were recorded.

C.
US (through ICG Energy) - In the US, as of the Report Date, ICG Energy has loss carryforwards totaling approx. NIS 2,063 million (approx. USD 647 million) at the federal level. Out of the said losses, no deferred tax assets were recognized with respect to a total of approx. NIS 284 million (approx. USD 89 million), since these losses are subject to compliance with the provisions of the law, some of which are beyond ICG Energy’s control; these losses will expire in 2032-2037. Furthermore, ICG Energy has losses at state-level amounting to approx. NIS 900 million, in respect of which deferred tax assets were recognized.

NOTE 18 – EQUITY

A.	Composition

	As of December 31, 2025		As of December 31, 2024
No. of shares	Authorized	Issued and paid up	Authorized	Issued and paid up

Ordinary shares of NIS 0.01 par value	500,000,000	301,753,383	500,000,000	255,713,977

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 18 – EQUITY (cont.)

B.	Share issuances

Transaction date	Transaction type	Scope of the transaction	Transaction consideration (in NIS million)	Issuance costs (in NIS million)

July 2024 (1)	Shares issuance	31,250,000 shares	800	20

June 2025 (2)	Shares issuance	21,303,200 shares	850	23

August 2025 (3)	Shares issuance	18,750,000 shares	900	6

November 2025 (4)	Shares issuance	5,529,322 shares	340	4

(1)	A public offering in which it submitted bids in the tender and 16,707,400 ordinary shares of the Company were issued to it.

(2)	A public offering in which the parent company submitted bids in the tender and 7,923,600 ordinary shares of the Company were issued to it.

(3)
An issuance for qualified investors, including Migdal Insurance and Financial Holdings Ltd., Phoenix Financial Ltd. and Phoenix Investment House Ltd., Menora Mivtachim Holdings Ltd. and Harel Insurance Investments & Financial Services Ltd. (which are interested parties in the Company as of the issuance date).

(4)
An issuance for qualified investors, including Phoenix Financial Ltd. and Phoenix Investment House Ltd., Menora Mivtachim Holdings Ltd. and Harel Insurance Investments & Financial Services Ltd. (which are interested parties in the Company as of the issuance date).

As of the Report date, and subsequent to the completion of the above capital raising, the Parent Company holds approx. 47.04% of the Company's share capital.

For details regarding the changes in the Company's equity arising from an equity compensation plan in Israel, see Note 16B.

C.	Dividend

From 2023 to 2025, the Company did not distribute dividends.

In July 2017, the Company’s Board of Directors decided to adopt a dividend distribution policy, whereby in every calendar year, a dividend will be distributed to the shareholders; the dividend will be equal to at least 50% of the Company’s after‑tax net income in the calendar year preceding the dividend distribution date. Implementation of the dividend distribution policy and approval of the distribution from time to time by the Company’s board of directors is subject to the provisions of any law, including the distribution tests set out in Section 302 of the Companies Law, 1999 (the profit test and the solvency test), restrictions imposed by agreements to which the Company is a party, present or future covenants or financial covenants undertaken by the Company, tax considerations, investments required in the Company’s projects (present or future), and additional restrictions that may apply to the Company, if any, and decisions that the Company is permitted to make, including a different designation of its profits and an amendment to this policy.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 18 – EQUITY (cont.)

C.	Dividend (cont.)

For the avoidance of doubt, the Company’s Board of Directors will be permitted at any time, taking into account business considerations and in accordance with the law, to change the abovementioned dividend rate or to decide to refrain from any distribution, such as was the case as of the date of the report, taking into account the Company’s business needs, the market conditions in the environment in which the Company operates, and specifically its strategic plans to expand its activity, all at the discretion of the Board of Directors.

In light of the Company’s growth strategy and the expansion of operation targets in recent years, taking into account the Company’s financial strength, in March 2024 the Company’s Board of Directors decided to suspend the Company’s dividend distribution policy for two years. In March 2026, the Company’s Board of Directors reiterated its decision to suspend the Company’s dividend distribution policy for at least another two years. After the said suspension period, the Board of Directors will discuss again the renewal of the dividend distribution policy and its adjustment to the circumstances as they will be at that time.

D.	Shelf prospectus

During the Reporting Period, the Company's shelf prospectus was extended through May 30, 2026.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 19 – DATA ON INCOME STATEMENT ITEMS

A.	Revenues

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	1,271	1,368	1,424
Revenues from energy sales to the System Operator and other suppliers	181	165	120
Revenues for availability services	143	171	59
Revenues from the sale of energy to the System Operator, at cogeneration tariff	76	83	82

Revenues from sale of steam in Israel	57	57	59
Other revenues in Israel	2	23	59

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	1,730	1,867	1,803

Revenues from private customers for infrastructure services	591	445	480

Total revenues in Israel	2,321	2,312	2,283

Revenues from sale of electricity from renewable energy (1)	-	195	136
Revenues from sale of retail electricity	470	145	12
Revenues from provision of services and other in the US	211	127	121

Total revenues in the US	681	467	269

Total revenues	3,002	2,779	2,552

(1)	As from November 2024, the results of the US Renewable Energies Segment are presented under the ‘share in profits of associates’ line item. For details, see Note 23F.

Following are details regarding the total sales of the Group to material customers in Israel and the rate out of the Company’s total revenues (in NIS million):

For the year ended December 31
Customer	2025		2024		2023
	Total revenues	% of the Company’s revenues	Total revenues	% of the Company’s revenues	Total revenues	% of the Company’s revenues

Customer 1	394	13.1%	370	13.3%	262	10%
Customer 2	311	10.4%	368	13.2%	369	14.4%
Customer 3	-	-	-	-	291	11.4%

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

B.	Cost of sales (less depreciation and amortization)

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Cost of sales in Israel:

Natural gas and diesel fuel (1)	596	645	663
Energy acquisition expenses	274	320	303
Gas transmission costs	52	55	41
Salaries and related expenses	43	46	37
Operating expenses	117	120	87
Other expenses	-	18	65

Total cost of sales in Israel (excluding the cost of infrastructure services)	1,082	1,204	1,196

Infrastructure services expenses	591	445	480

Total cost of sales in Israel	1,673	1,649	1,676

Cost of sales and provision of services in the US:

Cost of sales in respect of revenues from the sale of electricity from renewable energy (2)	-	60	49
Cost of sales with respect of the sale of electricity (retail)	436	130	12
Cost of sales in respect of provision of services and others	154	92	90

Total cost of sales in the US	590	282	151

Total cost of sales	2,263	1,931	1,827

(1)	After deducting third-party participation costs.

(2)	As from November 2024, the results of the US Renewable Energies Segment are presented under the ‘share in profits of associates’ line item. For details, see Note 23F.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

C.	General and administrative expenses

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million
General and administrative expenses at headquarters and in Israel:
Salaries and related expenses	33	37	51
Directors’ fees	5	5	4
Professional services	6	11	10
Depreciation	11	10	9
Office maintenance	12	10	8
Other	8	8	10

Total general and administrative expenses at headquarters and in Israel	75	81	92

General and administrative expenses in the U.S.:
Salaries and related expenses	71	71	49
Professional services	21	30	38
Depreciation	6	6	6
Office maintenance	20	17	16
Other	23	23	18

Total general and administrative expenses in the U.S.	141	147	127

	216	228	219

Share-based payment expenses (revenues) (*)	149	35	(7)

Total general and administrative expenses	365	263	212

(*) In 2025, expenses totaling approx. NIS 141 million (2024 - expenses totaling approx. NIS 28 million and revenues of approx. NIS 17 million in 2024 and 2023, respectively) are due to a change in the fair value of the CPV Group’s Profit-Sharing Plan for its employees. For details, see Note 16C.

D.       Business development expenses

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Business development in Israel	6	11	19
Business development in the US (1)	8	34	39

	14	45	58

(1)  In 2024 and 2023 mainly with respect to renewable energy. As from November 2024, the results of the US Renewable Energies Segment are presented under the ‘share in profits of associates’ line item. For details, see Note 23F.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

E.       Compensation in respect of loss of income

1.    In 2025 - includes compensation from the insurers of the Hadera and Gat power plants with respect to loss of income due to malfunctions which occurred in previous periods.

In 2024 - includes compensation from the insurers of the Hadera Power Plant totaling approx. NIS 18 million (USD 5 million) and from the construction contractor of the Zomet Power Plant totaling approx. NIS 26 million (approx. USD 7 million), with respect to loss of income prior to the power plants’ COD.

2.    In 2023 - includes compensation from the construction contractor of the Hadera Power Plant with respect to loss of income prior to the power plant’s COD.

F.       Other income (expenses), net

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Development fees from the Basin Ranch project	68	-	-
Impairment (reversal of impairment) of Hadera 2 (see Note 10B4)	31	(31)	-
Impairment of Gnrgy’s goodwill	-	(19)	(23)
Other	(4)	(6)	7

	95	(56)	(16)

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

G.       Finance income and expenses

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Finance income
Exchange rate differences	-	39	3
Interest revenues from deposits	71	35	35
Subordinate loan to an associate (Valley)	8	8	4
Other	1	5	1

	80	87	43
Finance expenses
Exchange rate differences	39	-	-
Interest expenses for debentures	74	89	80
Interest expenses for loans from banks and financial institutions	165	203	170
Interest expense for loans from non‑controlling interests	33	34	26
Interest expenses in respect of deferred consideration in the acquisition of the Gat Power Plant	-	-	14
Interest expenses in respect of tax equity partner in the US	-	18	-
Fees and commissions and others	17	22	30
Capitalization of borrowing costs for assets under construction	(30)	(27)	(80)
	298	339	240

Loss from extinguishment of financial liabilities, net (1)	-	49	-

Finance expenses, net, recognized in the income statement (2)	218	301	197

(1)	For details regarding early repayment of the Zomet and Gat finance agreements, see Note 14B1.

(2)	Including linkage differences in respect of debentures and CPI-linked loans totaling approx. NIS 24 million (approx. NIS 36 million and approx. NIS 37 million in 2024 and 2023, respectively).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 20 – EARNINGS PER SHARE

Information used in the calculation of the basic and diluted earnings per share:

	For the year ended December 31
	2025	2024	2023

Profit for the year attributable to shareholders of the Company (in NIS million)	346	111	144
Weighted average number of shares used for the basic and diluted calculation	275,258	238,758	224,461

Basic and diluted earnings per share (in NIS)	1.26	0.46	0.63

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	Financial risk management

1.	General

The Group has operations that expose it to credit, liquidity risks and market risks (foreign currency, interest rate, CPI, and other market price risks). In order to mitigate the exposure to these risks, the Group takes various actions; specifically, the Group uses derivative financial instruments, including forward transactions (mainly foreign currency forwards) and index swaps; in associates (and companies which will be consolidated as from the first quarter of 2026) held by CPV Group in the United States - the Group uses interest rate swaps, transactions to hedge electricity prices in the renewable energy segment and futures to hedge the spark spreads in gas-fired power plants.

2.	Credit risk

Credit risk is the risk of financial loss incurred by the Group if a customer or counterparty to a financial instrument fails to meet its contractual liabilities. The Group’s main exposure to credit risk is in respect of the following assets:

Trade receivables

The Group’s management assesses the exposure to credit risk in respect of customers debts and analyzes their financial resilience in order to determine the type and amount of the collaterals required in the various sale transactions.

Most of the Group’s customers have strong financial robustness, therefore sales to them are made without any collateral. In exceptional cases that are considered high risk, in the opinion of the Group companies, they receive adequate collateral to reduce the risks arising from the provision of credit to customers.

Cash and cash equivalents and short and long-term deposits (including restricted balances)

The Group’s cash and cash equivalents and deposits are deposited mainly in banking corporations, with attention to their financial strength. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

Derivative financial instruments

Generally, derivative transactions are entered into with banking corporations, investment houses and global trade companies, noting the financial resilience of these entities. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

3.	Liquidity risk

Liquidity risk is the risk that the Group companies will not be able to meet with their financial liabilities when they are due. The Group’s approach to liquidity risk management is to ensure, to the extent possible, a sufficient liquidity level to meet its liabilities in a timely manner.

For the purpose of management of the Group’s liquidity, a mix of short- and long-term financing tools are used, with attention to adjustment of the scope and duration of the long-term liabilities, as well as the financial covenants applicable to the Company and the nature and scope of its business operations.

The short term financing tool includes mainly secured and unsecured credit facilities from banking corporations and financial institutions. The long-term financing tools include mainly long-term loans from banking corporations and financial institutions (including as part of project finance) and debentures. For further details, see Notes 14, 15 and 23D.

In addition to the financing tools referred to above, from time to time, and as needed, the Company raises capital - by issuing equity instruments - in order to manage its robustness and liquidity. In addition, the Group's dividend policy takes into account the issue of financial strength and liquidity; for details see Note 18C.

4.	Market risks

Market risk is the risk that changes in market prices, such as the electricity prices, electricity margins, foreign exchange rates, inflation and interest rates shall impact the fair value or future cash flows of a financial instrument.

The Company uses derivative financial instruments as part of the market risk management policy.

5.	Currency risk

As of the Report Date, the functional currency of the Company and its Israeli subsidiaries is the shekel, and the functional currency of CPV Group is the USD. Therefore, the exposure of the Group companies in Israel is measured with respect to exchange rate changes of the NIS with respect to other currencies in which they operate.

The CPV Group enters into agreements mainly in the USD and therefore, its activity is not materially exposed to foreign currency risk.

In its activity in Israel, the Group is exposed to changes in the exchange rate of the USD, both directly and indirectly, due to the natural gas purchases, some of which are linked to the exchange rate of the USD and/or denominated in USD and are linked to the generation tariff (which is partly affected by a change in the USD exchange rate) and include floor prices in USD and on the other hand - linking a significant part of its revenues to the generation component (which is partially affected by changes in the USD exchange rate). Therefore, despite the fact that an increase in the USD exchange rate increases the cost of natural gas purchased by the group companies in Israel, the structure of revenues may mitigate the said exposure. However, it is noted that the generation component, which is affected by various parameters and is subject to changes (including due to regulation), is generally revised annually (and in 2026-2028 - every six month in accordance with a preset linkage mechanism); accordingly, there may be timing differences between the effect of the strengthening of the USD on the current cost of gas, and its effect on revenues, and accordingly, on the Company's gross margin as of that period.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

5.	Currency risk (cont.)

Furthermore, from time to time, Group companies in Israel enter into significant construction and maintenance contracts in various currencies, specifically the USD and the EUR. The Group companies in Israel also partially hedge the exposure to changes in the cash flows from payments in foreign currency (mainly USD and EUR) in respect of equipment procurement, EPC and LTSA agreements by the use of forward transactions. Generally, contracts entered into to hedge equipment procurement and EPC agreements as stated above are designated as hedges for the purpose of implementing cash flow hedge accounting.

With respect to the Company’s investment in CPV Group, which operates in the US, and whose functional currency is the USD, generally, a depreciation of the USD may adversely affect the value of the Company’s USD-denominated investment, and the Company's net income and equity. In addition, when there is a need to raise NIS-denominated sources in Israel to fund the expected investments in CPV Group’s backlog of projects under construction and development, an appreciation of the USD may lead to an increase in the financing required to implement those investments.

6.	CPI risk

Group companies in Israel are exposed to the CPI risk, mainly due to the linkage of a substantial portion of their revenues to the generation tariff (which is partly affected by changes in the CPI). In addition, the purchase price of natural gas is linked to the generation tariff, which - as stated above - is linked in part to the generation component. Furthermore, some of the Company’s capital costs and investments are linked to the CPI, whether directly or indirectly. Therefore, despite the fact that an increase in the CPI increases the Company’s costs and investments, the structure of revenues includes a certain natural protection that mitigates the said exposure.

Furthermore, the Debentures (Series B), and some of the long-term loans in Hadera are linked to the Consumer Price Index. In order to mitigate some of the exposure to changes in the CPI with respect to Hadera’s long-term loans, in June 2019, the Group entered into hedging transactions with a banking corporation in order to hedge some of the exposure to the CPI. These contracts were designated as hedges for the purpose of application of cash flow hedge accounting principles.

7.	Interest rate risk

To reduce the exposure to interest rate changes in Israel (mainly Prime interest), the Group uses a mix of loans (including credit facilities) and debentures in a way that some of the loans and debentures are at fixed interest rates and others at variable interest rates.

Most of CPV Group’s long-term loans and credit facilities (through consolidated companies and associates) bear a variable interest rate (mainly SOFR) and in terms of cash flow, are exposed to interest rate changes. To reduce part of the exposure to interest rate risk, CPV Group enters into USD-denominated interest rate swaps to exchange variable USD interest rates for fixed USD interest rates in respect of some of the long-term loans and enters into loans bearing fixed interest rate swaps (such as the TEF Loan). These hedging transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

8.	Other market price risks - electricity margins and prices

From time to time, the CPV Group (through consolidated companies and associates) hedges a certain portion of the capacity of the power plants in the US Energy Transition Segment, which changes from one project to another, in order to hedge the fluctuations in spark spreads for short periods (mainly a year). The purpose of the hedging is to fix the energy margin (the margin between the price received for the electricity and the price paid for the gas), by entering into commodities contracts in respect of gas and electricity prices.

In the field of renewable energies (through an associate), CPV Group enters into long-term PPAs and in agreements for the sale of RECs, in a manner that mitigates part of the exposure to changes in electricity margins and prices.

As a general rule, these transactions are designated as hedging instruments for the purposes of applying cash flow hedge accounting.

The Basin Ranch power plant, which will be consolidated into the Company's financial statements as from the first quarter of 2026, signed commercial agreements which include a gas netback mechanism, under which up to 165,000 MMbtu per day will be supplied at a price derived from the electricity price; the power plant also signed PPAs for the sale of electricity at a fixed price. These agreements are designed to hedge a substantial portion of the power plant's capacity for a period of 7 years from the COD.

B.	Financial instruments

1.	Credit risk

The carrying amount of the following financial assets represents the maximum credit exposure without taking into account the value of collateral or other credit enhancements in respect thereof: cash and cash equivalents, and deposits (including restricted and long-term), trade and other receivables (including long-term), and derivative financial instruments.

Maximum exposure to credit risk in respect of trade receivables

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of the reporting date was as follows:

	As of December 31
	2025	2024
	NIS million	NIS million

Trade receivables in Israel	306	239
Trade receivables in the US	131	54
	437	293

As of December 31, 2025 and 2024, trade receivables arise from trade receivables not in arrears.

For details regarding credit risk management, see above.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

2.	Liquidity risk

Following are the contractual repayment dates of the financial liabilities at non-discounted values, including expected interest payments (according to the interest rates prevailing on the reporting date):

		As of December 31, 2025
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years (1)	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	404	404	404	-	-	-
Payables and credit balances	12	12	12	-	-	-
Debt from non‑controlling interests (including interest payable)	440	507	-	-	507	-
Debentures (including interest payable)	1,890	2,189	310	302	1,002	575
Lease liability (including interest payable)	29	43	9	23	2	9
Loans from banking corporations and financial institutions (including interest payable)	3,337	4,236	291	318	1,354	2,273

Total financial liabilities	6,112	7,391	1,026	643	2,865	2,857

		As of December 31, 2024
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	213	213	213	-	-	-
Payables and credit balances	7	7	7	-	-	-
Debt from non‑controlling interests (including interest payable)	515	633	17	4	576	36
Debentures (including interest payable)	1,891	2,116	267	305	1,124	420
Lease liability (including interest payable)	45	57	16	10	21	10
Loans from banking corporations and financial institutions (including interest payable)	2,234	3,070	209	219	692	1;950

Total financial liabilities	4,905	6,096	729	538	2,413	2,416

(1)	In 2028, including a total of approx. NIS 465 million and a total of approx. NIS 507 million for debentures and debt from non‑controlling interests, respectively.

(2)
Excluding a short-term liability in respect of a profit participation plan for CPV Group employees totaling approx. USD 70 million, whose payment is due at the end of the first quarter of 2026; for details, see Note 16C.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

2.	Liquidity risk (cont.)

In respect of certain liabilities, particularly to banking corporations, and debentures, the Company is subject to financial covenants (for further details, see Notes 14B4 and 15C).) Non-compliance with the financial covenants may lead to redemption of the liabilities earlier than shown in the above table. Actual interest payments in respect of variable interest liabilities (presented in the above table using spot interest rates as of the Report date) may vary from the amounts presented in the above table.

3.	Market risk

CPI and currency risks

The Group's exposure to CPI and foreign exchange risks, excluding derivative financial instruments (see below), is as follows:

	NIS		Foreign currency
	CPI-linked	Non-linked	USD (*)	Other	Total
	NIS million
December 31, 2025

Assets
Cash and cash equivalents	-	1,792	1,120	1	2,913
Restricted deposits and cash	-	40	482	-	522
Trade receivables	-	300	137	-	437
Other receivables and debit balances	-	4	237	-	241

Total financial assets	-	2,136	1,976	1	4,113

Liabilities
Trade payables	-	(269)	(128)	(7)	(404)
Payables and credit balances	-	(2)	(10)	-	(12)
Debentures	(525)	(1,365)	-	-	(1,890)
Lease liabilities	(12)	-	(17)	-	(29)
Debt from non‑controlling interests	-	-	(440)	-	(440)
Loans from banking corporations and financial institutions	(382)	(2,466)	(489)	-	(3,337)

Total financial liabilities	(919)	(4,102)	(1,084)	(7)	(6,112)

Total financial instruments	(919)	(1,966)	892	(6)	(1,999)

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

(1)	Financial instruments (cont.)

3.	Market risk (cont.)

CPI and currency risks (cont.)

	NIS		Foreign currency
	CPI-linked	Non-linked	USD (*)	Other	Total
	NIS million
December 31, 2024

Assets
Cash and cash equivalents	-	232	728	2	962
Restricted deposits and cash	-	60	-	-	60
Trade and other receivables	-	237	186	-	423

Total financial assets	-	529	914	2	1,445

Liabilities
Trade payables	-	(91)	(122)	-	(213)
Payables and credit balances	-	(6)	(1)	-	(7)
Debentures	(922)	(969)	-	-	(1,891)
Lease liabilities	(14)	(6)	(25)	-	(45)
Debt from non‑controlling interests	(13)	(49)	(453)	-	(515)
Loans from banking corporations and financial institutions	(405)	(1,829)	-	-	(2,234)

Total financial liabilities	(1,354)	(2,950)	(601)	-	(4,905)

Total financial instruments	(1,354)	(2,421)	313	2	(3,460)

(*)
The balances as of December 31, 2025 and 2024 include a net asset totaling approx. NIS 886 million and of approx. NIS 366 million, respectively, in respect of the Group’s activity in the USA (mainly CPV Group), whose functional currency is the USD.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

CPI and currency risks (cont.)

The Group hedges some of the currency risks with derivative financial instruments as follows:

	As of December 31, 2025
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value

Forwards on exchange rates (*)	USD	NIS	317	1,002	2026-2028	(2)

	As of December 31, 2024
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	1	3	2025	-

(*) Mainly includes contracts for hedging expected payments with respect to development projects in Israel. These contracts will be designated as hedged for the purpose of application of cash flow hedge accounting principles.

The Group hedges some of the CPI risks with derivative financial instruments as follows:

	As of December 31, 2025
	Linkage receivable	Interest payable	Expiration date	Amount of the linked principal	Fair value
				NIS million

CPI swap contracts	Index	1.76%	2036	250	41

	As of December 31, 2024
	Linkage receivable	Interest payable	Expiration date	Amount of the linked principal	Fair value
				NIS million

CPI swap contracts	Index	1.76%	2036	272	43

CPI swap contract to hedge up to approx. 70% of the exposure to the CPI in respect of the Hadera’s loan principal, in exchange for payment of additional interest at an annual rate of between 1.76%. The Group will designate this transaction to cash flow hedge accounting.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.Market risk (cont.)

Currency sensitivity analyses:

Appreciation (depreciation) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss (after tax) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain fixed.

	As of December 31, 2025
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments USD/NIS
US (mainly CPV Group) (*)	(66)	(33)	33	66
Israel	-	-	-	-
	(66)	(33)	33	66

Derivative instruments - USD/NIS
Israel (**)	(74)	(37)	37	76
	(74)	(37)	37	76

	As of December 31, 2024
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments USD/NIS
US (mainly CPV Group) (*)	(27)	(13)	13	27
Israel	4	2	(2)	(4)
	(23)	(11)	11	23

(*)	Changes in the exchange rate of the USD in connection with the US activity will be carried to other comprehensive income (loss).

(**) A change in the USD exchange rate with respect to hedging of expected payments with respect to development projects in Israel will be carried to other comprehensive income (loss).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.	Financial instruments (cont.)

3.	Market risk (cont.)

Index sensitivity analyses:

A change of 1% or 2% in the CPI would have increased (decreased) the comprehensive income or loss (after tax) in the amounts presented below. The analysis below is based on index changes that the Group believes are reasonably feasible as of the Report Date. The analysis is based on the assumption that all other variables, in particular the interest rates, remained constant.

	As of December 31, 2025
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans	6	3	(3)	(6)

Debentures	10	5	(5)	(10)

CPI swap contracts	(4)	(2)	2	4

	As of December 31, 2024
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans	6	3	(3)	(6)

Debentures	18	9	(9)	(18)

CPI swap contracts	(4)	(2)	2	4

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

Interest rate and CPI risk

Below is a breakdown of the types of interest of the Group’s interest-bearing financial instruments as of the end of the Reporting Period, based on reports to the Group’s management:

Fixed interest instruments linked to the CPI:

	As of December 31
	2025	2024
	NIS million	NIS million

Financial liabilities (*)	904	1,334
	(904)	(1,334)

Fixed interest instruments not linked to the CPI:

	As of December 31
	2025	2024
	NIS million	NIS million

Financial assets	3,105	762
Financial liabilities	1,954	1,643
	1,151	(881)

(*) Includes a total of approx. NIS 250 million and approx. NIS 272 million as of December 31, 2025 and 2024, respectively, which were converted into non-linked loans through a CPI swap.

Variable interest instruments:

	As of December 31
	2025	2024
	NIS million	NIS million

Financial assets	1	210
Financial liabilities	2,787	1,645
	(2,786)	(1,435)

Analyses of sensitivity to variable interest (Prime and SOFR):

A change of 1% or 2% in the Prime and SOFR variable interest rate would have increased (decreased) the comprehensive income or loss (after tax) in the amounts presented below. The analysis below is based on the Prime interest rate changes that the Group believes are reasonably feasible as of the end of the Reporting Period. The analysis is based on the assumption that all other variables remained constant.

	As of December 31, 2025
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans - Prime interest (Israel)	35	17	(17)	(35)
Long-term loans - SOFR interest (US)	8	4	(4)	(8)

	As of December 31, 2024
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans - Prime interest (Israel)	25	13	(13)	(25)

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.       Fair value

1.        Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and financial liabilities, including cash and cash equivalents, deposits, restricted cash and deposits (including long-term), receivables and debit balances (including long-term), financial derivatives, short term credit, trade payables, payables and credit balances, and other long-term liabilities (excluding lease liabilities), corresponds with or is close to their fair value.

Below is the fair value of financial liabilities and the carrying amount presented in the statement of financial position:

	As of December 31, 2025
	Carrying amount (*)	Fair value	Discount rate used to determine the fair value
	NIS million	NIS million

Loans from banking corporations and financial institutions (Level 2)	3,337	3,382	5.0%-5.4%
Loans from non‑controlling interests (Level 2)	440	447	6.3%
Debentures (Level 1)	1,890	1,885	4.5%-4.8%
	5,667	5,714

	As of December 31, 2024
	Carrying amount (*)	Fair value	Discount rate used to determine the fair value
	NIS million	NIS million

Loans from banking corporations and financial institutions (Level 2)	2,234	2,237	5.5%-6.2%
Loans from non‑controlling interests (Level 2)	514	508	5.5%-7.7%
Debentures (Level 1)	1,891	1,805	5.3%-5.9%
	4,639	4,550

(*) Includes current maturities and interest payable.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.       Fair value (cont.)

2.       Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis.

              The valuation method and the different levels appear in Note 4 above.

	As of December 31
	2025	2024
	NIS million	NIS million
Financial assets (financial liabilities)
Derivatives used for hedge accounting
CPI swap contracts (Level 2) (1)	41	43
Forwards on exchange rates (Level 2)	(2)	-

	39	43

(1)	The nominal NIS discount interest rate range in the value calculations is 3.9%-4.5% and the real discount interest rate range is 1.3%-2.1%.

NOTE 22 – RELATED AND INTERESTED PARTIES

A.       Compensation and benefits for key management personnel (including directors)

The Group’s Chairman of the Board and senior directors (hereinafter - “Key Management Personnel”) are usually entitled, in addition to salary, to arrangements regarding the notice and adjustment periods, various social benefits, including - among other things - vacation leave, sick leave and convalescence pay, various insurance coverages, advanced education fund, car and telephone. In addition, the Group makes contributions for them to defined contribution and benefit plans and post-employment benefit plans. Generally, Key Management Personnel are also entitled to annual bonuses in accordance with the Group’s Compensation Policy, and participate in the Company’s equity compensation plan, and senior executives in CPV Group take part in the profit-sharing plan for CPV Group employees. For additional information, see Note 16C.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

A.       Compensation and benefits for key management personnel (including directors) (cont.)

Compensation and benefits for the Key Management Personnel employed in the Group (including the Chairman of the Board):

	For the year ended December 31
	2025		2024		2023
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Employee benefits	6	25	6	23	9	23
Share-based payment	6	18	6	9	9	4
		43		32		27

Compensation and benefits for non-employee directors in the Group:

	For the year ended December 31
	2025		2024		2023
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Total benefits for non-employee directors in the Group	10	2	9	2	10	2

The following are further details regarding the compensation of key management personnel:

1.
Giora Almogy is the CEO of the Company and a director of the subsidiaries, from January 1, 2011. According to his employment agreement, which was revised in 2023, the Company’s CEO is entitled to a monthly salary, which is linked to the CPI (the monthly salary as of December 31, 2025 stood at approx. NIS 214 thousand). Furthermore, the CEO is entitled to social benefits as is generally accepted in the Company, and to related benefits in accordance with the compensation policy (such as vehicle, reimbursement of expenses, and 13th salary).

The engagement between the Company and the CEO is for an indefinite period and may be canceled by any of the parties by six-months’ written notice. During the notice period, the Company CEO will be entitled to the full salary and related benefits paid in accordance with the provisions of the agreement. Upon termination of the employment of the Company’s CEO for any reason whatsoever other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law, the CEO will be entitled to the funds accrued in the pension fund/executive insurance, and also to a supplementation to one gross monthly salary, according to his latest monthly salary immediately prior to the termination date, multiplied by the number of his years of service in the Company. The CEO will be entitled to a six-months adjustment period (that does not overlap with the advance notice period), in any event of termination of service, other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law. The adjustment period shall commence at the end of the advance notice period, and the CEO will continue receiving his service and employment terms in full during that period. In addition, the Company CEO will be entitled to bonuses according to the Company’s compensation policy as applicable from time to time, based on the approvals required by law.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

A.       Compensation and benefits for key management personnel (including directors) (cont.)

The following are further details regarding the compensation of key management personnel: (cont.)

1.	(cont.)

For details regarding options granted to the Company CEO, see Note 16B.

Subsequent to the Report date, the Company's Board of Directors approved (after approval by the Compensation Committee) a bonus to the Company’s CEO in respect of 2025 in the amount of approx. NIS 2,454 thousand (in 2024 - approx. NIS 2,545 thousand).

2.
Mr. Yair Caspi has been serving as the Company’s Chairman of the Board since January 3, 2021. On February 17, 2021, the General Meeting of the Company’s shareholders approved his terms of office and employment as Chairman of the Board from the date of commencement of his term of office and for a period of four years since that date (Mr. Caspi serves as a director in companies related to the Company’s controlling shareholder, and the controlling shareholder in the Company may be considered as having a vested interest in his compensation). On December 18, 2024, the general meeting of shareholders approved the terms of his tenure for an additional four-year term. According to his employment agreement, the Chairman of the Board is entitled to a monthly salary, which is linked to the CPI (the monthly salary as of December 31, 2025 stood at approx. NIS 143 thousand). Furthermore, the Chairman of the Board is entitled to social benefits as is generally accepted in the Company, and to related benefits in accordance with the compensation policy (such as vehicle, reimbursement of expenses, and 13th salary).

The engagement between the Company and the Chairman of the Board may be canceled by any of the parties by six-months’ written notice. During the notice period, the Chairman of the Board will be entitled to the full salary and related benefits paid in accordance with the provisions of the agreement. Upon termination of the employment of the Chairman of the Board for any reason whatsoever other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law, he will be entitled to the funds accrued in the pension fund/executive insurance, and also to a supplementation to one gross monthly salary, according to his latest monthly salary immediately prior to the termination date, multiplied by the number of his years of service in the Company. The Chairman of the Board will be entitled to a three-month adjustment period (that does not overlap with the advance notice period), in any event of termination of service, other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law. The adjustment period shall commence at the end of the specified notice period or at the end of the engagement, as the case may be, and the Chairman of the Board shall continue receiving full service and employment terms during that period.

For details regarding options granted to the Company’s Chairman of the Board, see Note 16B.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

B.       Balances with related and interested parties

	As of December 31
	2025	2024
	NIS million	NIS million
Balances in Israel (including ICG Energy):
Cash and cash equivalents (1)	347	447
Trade receivables (2)	3	4
Trade payables (3)	(3)	-
Other payables - benefits to key management personnel and directors	(15)	(14)

Balances in the US:
Cash and cash equivalents (1)	86	16
Trade receivables (4)	46	15
Other receivables (including long-term) - subordinated loans to an associate (5)	110	117
Other long-term receivables - development fees receivable from the Basin Ranch project	121	-
Other payables - benefits to key management personnel (for details, see Note 16C)	(34)	(30)
Debt from non‑controlling interests (6)	(191)	(196)

C.       Transactions with related parties and interested parties (*)

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Transactions in Israel (including ICG Energy):
Sales (2)	21	42	37
Cost of sales (3) (7)	(26)	-	(10)
General and administrative expenses - reimbursement of expenses from the parent company	1	2	-
Compensation in respect of loss of income	4	-	-
Other revenues, net	3	-	-
Finance income, net (1)	24	17	22

Transactions in the US:
Revenues from provision of services (4)	187	91	80
Other revenues – development fees from Basin Ranch project	68	-	-
Finance income - associates (5) (8)	12	8	4
Other finance income (1)	2	-	-
Interest expenses in respect of a debt from non‑controlling interests (5)	(14)	(12)	(10)

(*) Transactions with interested and related parties are carried out in the ordinary course of business and at fair market value (FMV).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

C.          Transactions with related parties and interested parties (cont.)

1.
The Group enters into agreements - during the ordinary course of business and at fair market value - with Mizrahi Tefahot Bank Group Ltd. for a wide range of banking transactions, including management of cash and deposits, binding credit facilities (totaling approx. NIS 200 million, effective until June 2026), and short-term, non-binding credit facilities, etc.

2.	PPA

In 2016, Hadera entered into a PPA with Migdal Insurance Company Ltd.16 (hereinafter - “Migdal”); the consideration specified in the agreement is per kilowatt-hour consumed and based on the DSM tariff with a discount on the Generation Component tariff. The agreement term, which was revised in the reporting period, ends in February 2031. Furthermore, the agreement sets out provisions regarding power consumption by Migdal above the maximum quantity agreed upon, and conditions regarding an increase in the Maximum Quantity and Hadera’s undertaking to meet minimum availability rates for the power plant.

The agreement includes provisions generally accepted in agreements of this type regarding the cancellation thereof in respect of a breach or of events upon the occurrence of which, each party may terminate the agreement, without such termination being deemed as a breach of the agreement, and sets rights to Hadera’s lenders, and regarding its assignment to related parties.

Income from sale of electricity in 2025 stood at approx. NIS 21 million (in 2024 - approx. NIS 42 million, and in 2023 approx. NIS 37 million).

Partnership agreement with the Migdal Group for the development of power plants

During the reporting period, OPC Israel entered into an agreement with corporations of the Migdal Group to found a limited partnership that is held (indirectly) by OPC Israel and Migdal, with holding stakes of 51% and 49%, respectively, while OPC Israel indirectly holds the full rights to the General Partner of the Partnership. The Partnership works to develop, build and operate natural gas power plants in the areas stipulated in the Agreement. In accordance with the Partnership Agreement, OPC Israel will be given priority to purchase the power generated by the power plants. The Agreement also governs equity subscription for the purpose of covering the development and construction expenses, the activity in the Agreed Area and Migdal’s right of first refusal in another which is not in this area. The Agreement also includes customary provisions regarding management fees and development fees, restrictions on the transfer of rights, decisions requiring a special majority and information rights.

Under certain circumstances, including the introduction of an investor into OPC Israel, the parties shall have the right to convert Migdal's share in the partnership into an equity stake in OPC Israel, subject to the terms and conditions set forth.

In addition, an option agreement was signed with Migdal to lease a plot it owns in the Agreed Area, with the potential to build a gas-fired power plant thereon. The option is for an aggregate period of 9 years with early termination rights under set circumstances. The exercise of the option and the transfer of possession are subject to the fulfillment of certain conditions, including conditions dependent on third parties. If the option is exercised, a lease agreement will be entered into for a term equivalent to the land‑lease period with the ILA.

16 A subsidiary of Migdal Insurance and Financial Holdings Ltd., which - as of the Report date - is an interested party in the Company.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

C.          Transactions with related parties and interested parties (cont.)

3.
On May 18, 2025, Rotem – following approval of the Company's Board of Directors – entered into an agreement for the purchase of energy and capacity from Dead Sea Works Ltd. (hereinafter – "Dead Sea Works"), which – to the best of the Company's knowledge – is wholly-owned by ICL Group Ltd. The agreement is for a period ending on March 31, 2030 with the parties having an early termination option by giving a 12-month advance notice. As part of the agreement, Dead Sea Works undertook to provide Rotem with quantities of energy and capacity up to a maximum of 40 MW/h, with a discount on the demand side management tariff (DSM Tariff), with Rotem undertaking to consume a certain annual quantity (ToP), divided by seasons and demand hours clusters as agreed between the parties (hereinafter - “Minimum Annual Quantity").

In addition, the agreement includes generally accepted provisions in agreements for the purchase of energy and capacity, including, among other things, the purchase of electricity beyond the Minimum Annual Quantity in some of the demand hours clusters and beyond the maximum quantity regarding all hours, arrangements regarding the quantities of electricity purchased below the Minimum Annual Quantity, Dead Sea Works’ obligations to meet the minimum availability rates, grounds for termination which are generally acceptable in agreements of this type alongside grounds for termination, which will establish for Rotem the right to compensation in accordance with the terms set out in the agreement.

The Company's Audit Committee determined that the abovementioned engagement does not constitute an extraordinary transaction, within the meaning of this term in the Companies Law, 1999, since such engagements are conducted in the Company's ordinary course of business, at fair market value, and are not likely to have a material effect on the Company's profitability, assets and liabilities.

In 2025, energy acquisitions stood at approx. NIS 22 million.

4.
As part of the asset and energy management operations, CPV Group provides management, initiation, development and maintenance services to specific associates. Most of the increase in the reporting period arises from the transition to the equity method in the US Renewable Energies Segment, and accordingly - an increase in revenues from asset management services (which were previously eliminated under the consolidation).

5.
Subordinated loans advanced to Valley by the CPV Group in April 2021 and June 2023 total approx. NIS 107 million. This amount was used by Valley mainly for the purpose of extending its finance agreement in June 2023. The loans were repaid subsequent to the Report date under the refinancing of the Valley power plant completed in February 2026.

6.
For the purpose of investing in CPV Group, the Group has engaged in a partnership agreement with OPC Power, as detailed in Note 23A3, inter alia with institutional investors from Migdal Insurance Group, an interested party in the Company.

7.	In 2023, the Company entered into engagements for the sale and purchase of natural gas surpluses of immaterial scope with ICL Group Ltd.

8.	The Group provides bank guarantees for development and construction projects in the United States held by associates.

9.	From time to time, institutional investors, which are interested parties in the Company, also purchase marketable debentures of the Company.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

C.       Transactions with related parties and interested parties (cont.)

10.
Further to Note 18B regarding the capital raising carried out by the Company in June 2025, the Parent Company participated in the institutional tender carried out with respect to the abovementioned capital raising. The Company's Audit Committee discussed and approved, among other things, the payment of an early subscription fee to the Parent Company, on terms identical to those set for all Qualified Investors, which participated in the institutional tender, and at a customary rate and market terms. The early subscription fee paid to Kenon totaled approx. NIS 6.4 million.

11.	The Group has additional transactions with other related parties in Israel, which were classified as negligible transactions.

NOTE 23 – SUBSIDIARIES

A.       Material Group subsidiaries

Following are details regarding the Group’s material subsidiaries (directly and indirectly held):

	Main location of the Company's operations	The Group’s ownership rights in the subsidiary
		As of December 31
		2025	2024

Company

OPC Israel (1)	Israel	80%	80%
OPC Power Plants (2)	Israel	80%	80%
CPV Group LP) 3)	US	70.69%	70.46%

(1)	OPC Israel

The restructuring (transfer of assets and share exchange) and investment transaction (hereinafter - the “Transaction”) entered into between Veridis, the Company and OPC Israel (a wholly-owned subsidiary of the Company) was completed in January 2023; as part of the transaction, assets were transferred from the Company and Veridis to OPC Israel and a wholly-owned company thereof; the transfer was tax-exempt in accordance with the provisions of the Income Tax Ordinance and was made in consideration for the allocation of shares in OPC Israel and a wholly-owned company thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

A.       Material Group subsidiaries (cont.)

(1)	OPC Israel (cont.)

In addition, a shareholders agreement between the Company and Veridis was signed and came into force, which regulates their relationship in OPC Israel, such that as from the Transaction Completion Date, all of the Company’s activities in the field of electricity and energy generation and supply in Israel are wholly-owned by OPC Israel.17 Furthermore, on the Transaction Completion Date, Veridis transferred to OPC Israel a total of approx. NIS 452 million (after adjustments to working capital as is generally accepted in agreements of this type); against the transfer of the said investment amount and Veridis’ rights in the Rotem Companies, Veridis was allocated 20% of OPC Israel’s issued capital. It is noted that a total of NIS 400 million out of the said investment amount was used by Rotem to repay (pro rata) part of shareholder loans extended by the Company and Veridis to Rotem in 2021. In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the assets transferred to OPC Israel, as well as indemnity arrangements in respect of such guarantees which will remain with the Company.

As of the Transaction Completion Date as stated above, a shareholders agreement between the Company and Veridis entered into effect, which pertained to OPC Israel; this agreement replaced the shareholder agreement made between the parties regarding their holdings in Rotem, which was in effect until the completion of the Veridis transaction. The shareholders' agreement of OPC Israel includes terms and conditions that are generally accepted in shareholders’ agreements, including, among other things, regarding: (1) General meetings; (2) rights to appoint directors (such that the Company, as the controlling shareholder, has the right to appoint the majority of directors, including the Chairman of the Board), decisions regarding certain issues that will require a special majority (as long as Veridis’s holdings do not fall below a threshold set in the shareholders agreement), including decisions pertaining to certain interested party transactions, merger or liquidation, entering into a new area of activity, and investments in projects above amounts and at set terms and conditions; (3) shareholders’ rights in case of share allocation or transfer; (4) defined areas of activity; (5) arrangements for execution of distributions by OPC Israel; (6) non-compete arrangements;18 (7) arrangements in connection with the provision of additional funds to OPC Israel by the shareholders in connection with its business needs, including a dilution mechanism at the terms set for that purpose, etc.

The shareholders’ agreement also places certain restrictions regarding the transfer of OPC Israel’s shares (other than to authorized transferees), including a right of first refusal to the parties in connection with the transfer of the parties’ holdings in OPC Israel, and a drag along right to oblige Veridis to join the sale, by the Company, of its holdings in OPC Israel; the shareholders’ agreement also confers upon Veridis a tag along right to join a sale of shares by the Company, all subject to the circumstances, conditions and dates set forth in the shareholders’ agreement with respect to each of the arrangements.

17 In January 2023, on the eve of the transaction’s completion, the Company transferred to OPC Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, etc.
18 The shareholders agreement defines OPC Israel’s area of activity, which includes, among other things, electricity generation and supply in Israel, which will be carried out by OPC Israel, subject to the agreed arrangements, in accordance with the agreement.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

A.       Material Group subsidiaries (cont.)

(2)	OPC Power Plants

In December 2020, the Company carried out an internal reorganization in accordance with Section 104A of the Income Tax Ordinance, in which it transferred to OPC Power Plants its entire holdings in some of the subsidiaries it owned. As of the Report date, OPC Power Plants holds, among other things, the subsidiaries Rotem, Hadera, Zomet, Gat, Mevuzarot, Sorek 2 and Hadera Operations Company. In January 2023 and as part of the share exchange and investment transaction with Veridis, as detailed in Section A1 above, investments in generation facilities installed at consumers’ premises were transferred to OPC Power Plants and the shares of OPC Power Plants was transferred to OPC Israel.

(3)	The CPV Group

CPV Group is an American limited partnership established under Delaware law in the United States; it is owned by the Company through OPC Power Ventures LP. As of the Report date, CPV Group coordinates the Company’s activity in the US. For details regarding CPV Group’s areas of activity, see Note 25. For further details regarding major projects of the CPV Group, held through associates, see Note 24.

OPC Power Ventures LP

In October 2020, the Company entered into partnership agreement with three financial entities (hereinafter - the “Partnership Agreement”), whereby the partners will invest in OPC Power. OPC Power is a special purpose partnership for the purpose of acquiring and holding CPV Group and for making additional investments in CPV Group, in the Power and Electricity segment in the United States. As of the Report date, the holding stakes of the Limited Partners in the Partnership are as follows: the Company (through a subsidiary) holds approx. 70.69% (subsequent to the Report date, the Company increased its holding stake by an unsubstantial rate under the acquisition of ownership interests from one of the Financial Investors); three Financial Investors which are: Institutional investors from the Clal Insurance Group - holding 12.59%; Institutional investors from the Migdal Insurance Group - holding 12.75%; a corporation of the Poalim Capital Markets Group - holding 3.97% (the three abovementioned investors will be hereinafter referred to as the - "Financial Investors"). It is noted that the holding stakes do not include profit participation rights allocated to managers in CPV Group, as detailed in Note 16C. A wholly-owned company of the Company serves as the General Partner of the Partnership and manages its business. As long as the Company controls the General Partner, any separate activity by the Company in the United States in the Partnership’s area of activity is subject to approval by a special majority of the other Partners.

The following is information regarding investment undertakings and loan provision of OPC Power partners (in USD million):

	To the report approval date	As of December 31, 2025	As of December 31, 2024

Total investment undertakings and loan provision (a) (b)	1,805	1,535	1,535
Utilization (c)	(1,805)	(1,535)	(1,455)
Balance of investment undertakings and loan provision	-	-	80

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

A.       Material Group subsidiaries (cont.)

(3)	The CPV Group (cont.)

OPC Power Ventures LP (cont.)

A.
Subsequent to the Report date, following the construction commencement of the Basin Ranch project, completion of transactions for the acquisition of ownership interests in the Basin Ranch and Shore power plants, and the signing of an agreement to increase ownership interests in the Maryland power plant as described in Note 23E2, the investment undertakings and the shareholder loans undertakings of all partners were increased by approx. USD 270 million.

B.
Excluding (1) an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects – each partner based on its pro rata share in the partnership, for a total of approx. USD 75 million. (2) Investment undertakings approved subsequent to the Report date totaling approx. USD 232 million (in addition to those stated in Section A above), which may be exercised through June 2031, in respect of securing letters of credit provided by the Company/backed by a Company guarantee with respect to the construction of the Basin Ranch project as described in Note 14C.

C.
To acquire additional interests in projects held by the CPV Group and to fund additional investments, during the Reporting Period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 61 million and approx. USD 19 million, respectively. The loans are denominated in USD and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

As of the Report date, the Company's share in the total investments in Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to approx. NIS 2,647 million (approx. USD 830 million), and approx. NIS 1,061 million (approx. USD 333 million), respectively.

The Partnership Agreement provides, among other things, the entitlement of the General Partner to management fees at a rate deriving from the scope of investments of the Partnership and a success fee (carried interest) that is dependent on the rate of return earned by the Partnership. Furthermore, the Partnership Agreement contains, among other things, arrangements for the relationships between the Limited Partners and the relationships between them and the General Partner of the Partnership, provisions relating to the management of the Partnership, restrictions on the transfer partners’ rights, tag-along rights of the financial investors in certain cases, right of first offer (ROFO) in certain cases and rights to force a sale (drag along rights).

The Company and the financial investors also signed agreements during the Reporting Year and subsequent thereto, whereby the Company granted the financial investors a put option, and they granted the Company a call option (in the event that the put option is not exercised), with respect to the holdings of the financial investors in the Partnership. The exercise price of the put option will be based on the fair value of the Partnership less a certain discount, and exercise price of the call option will be based on the fair value of the Partnership plus a certain premium. The Partnership Agreement defines the exercise period and expiry dates of the options. The Company may pay the exercise price through its shares based on their average price on the stock exchange shortly before the exercise.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

A.        Material Group subsidiaries (cont.)

(4)	Gnrgy

In 2021, the Company acquired (through several acquisitions) 51% of the share capital of Gnrgy, a privately-held company operating in the field of electric-vehicle charging infrastructure and the construction of charging stations for electric vehicles, at a total cost of approx. NIS 67 million, and as from the fourth quarter of 2021 it started to consolidate Gnrgy's financial statements. In 2024, the sale of Gnrgy shares by OPC Israel was completed and, as from that date, the Company deconsolidated Gnrgy’s financial statements.

B.        Significant restrictions on the transfer of resources between Group entities

For details regarding significant restrictions applicable to OPC Israel and Hadera, see Notes 14B1 and 14B2 and Section A(1) above. For details regarding significant restrictions applicable to the CPV Group, Shore and Basin Ranch, see Note 14B3b, 14B5and 14B4, respectively. Furthermore, distribution restrictions apply as is generally accepted in project credit agreements in respect of power plants in the US, which are held by associates.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

C.        Non-controlling interests in consolidated companies

OPC Israel

Following is financial information about OPC Israel (before the elimination of intra-group transactions), in which there are - as of the Report date - non-controlling interests of 20% that are material to the Group.

	As of December 31
	2025	2024
	NIS million	NIS million

Current assets	604	320
Non-current assets	5,277	5,138
Current liabilities	512	383
Non-current liabilities	3,262	2,877
Non-controlling interests	421	439

Total assets, net	1,686	1,759

Data on results:

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million

Sales	2,321	2,312	2,283
Profit for the year	211	76	129
Total comprehensive income	203	74	122
Profit attributable to the non-controlling interests	42	13	22

Cash flow data:

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million

Cash flows from operating activities	742	631	631
Cash flows from investing activities	(372)	(424)	(278)
Cash flows for financing activities	(160)	(498)	(286)

Total increase in cash and cash equivalents	210	(291)	67

Dividend distribution

During the reporting period, OPC Israel distributed dividends totaling NIS 238 million to the Company and NIS 60 million to Veridis.

During 2024 and 2023, no dividends were distributed by OPC Israel.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

C.       Non-controlling interests in consolidated companies (cont.)

OPC Power

Following is financial information about OPC Power (before the elimination of intra-group transactions), in which there are - as of the Report date - non-controlling interests of approx. 29.31% that are material to the Group.

	As of December 31
	2025	2024
	NIS million	NIS million

Current assets	691	424
Non-current assets	6,024	5,485
Current liabilities	919	87
Non-current liabilities	1,989	1,658
Non-controlling interests	1,116	1,230

Total assets, net	2,691	2,934

Data on results:

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Sales	681	467	269
Profit for the year*	234	239	9
Total comprehensive income (loss)*	(31)	290	(107)
Profit attributable to the non-controlling interests*	69	73	3

(*) The OPC Power partnership does not file tax returns; therefore - its results are presented before income tax effects.

Cash flow data:

	For the year ended December 31
	2025	2024	2023
	NIS million	NIS million	NIS million

Cash flows from operating activities (used for operating activities)	257	21	(72)
Cash flows from investing activities	(1,482)	(1,602)	(1,295)
Cash flows for financing activities	1,394	1,475	1,495
Effect of exchange rate fluctuations on cash and cash equivalent balances	(30)	18	(15)

Total increase (decrease) in cash and cash equivalents	139	(88)	113

Dividend distribution

During 2023-2025, no dividends were distributed by OPC Power.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

D.         Loans from non‑controlling interests

1.	Composition

	As of December 31
	2025	2024
	NIS million	NIS million

Loans from non‑controlling interests (1)	440	514
Current maturities	-	(14)

	440	500

(1) Loans from non‑controlling interests:

	As of December 31
	2025	2024
	NIS million	NIS million

Loan to Rotem	-	13
Loan to OPC Power (see Section A3 above)	440	452
Debt to OPC Israel (see Section A below)	-	49

	440	514

A.
On December 27, 2023, the Company and Veridis advanced a debt to OPC Israel according to their share in its shares (hereinafter - the “Debt”), such that the Company advanced a total of approx. NIS 240 million and Veridis advanced a total of approx. NIS 60 million. The debt is CPI-linked and bears annual interest of the higher of: 2.75% or interest in accordance with Section 3(j) to the Income Tax Ordinance. The Debt’s principal and interest shall be repaid according to an amortization schedule as set in the agreement. In January 2024, the shareholders advanced an additional debt under identical conditions, such that the Company advanced a total of approx. NIS 54 million and Veridis advanced a total of approx. NIS 13 million.

On September 25, 2024, the Company and Veridis advanced a loan of approx. NIS 180 million to OPC Israel according to their share in its shares, such that the Company advanced a total of approx. NIS 144 million and Veridis advanced a total of approx. NIS 36 million. The loan is unlinked and bears the higher of: annual interest of Prime plus 0.35% or interest in accordance with Section 3(j) to the Income Tax Ordinance.

During the reporting period, the liabilities were repaid in full.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

E.       Transactions to acquire additional interests in US-based power plants

 1. Acquisition of the remaining ownership interests in the Basin Ranch project (under construction)

On October 28, 2025, the Financial Closing Date of the Basin Ranch power plant, the CPV Group (through a wholly-owned subsidiary) entered into an agreement with the remaining partner in the project (hereinafter - the “Seller”) to acquire the remaining 30% stake in the project (hereinafter - the “Acquisition Agreement”), such that following the completion of the transaction, the CPV Group shall wholly own (100%) the project. Subsequent to the Report date, in February 2026, the acquisition transaction was completed, and as from the first quarter of 2026, the project will be consolidated in the CPV Group’s and Company's Consolidated Financial Statements.

The total amount set in the Acquisition Agreement is approx. NIS 1.22 billion (approx. USD 371 million19), payable and/or provided in the following manner and on the following dates:

•	In October 2025, approx. USD 59 million was paid for the seller's investments in the project made as of the Transaction Completion Date.

•
At the Transaction Completion Date, a total of approx. USD 169 million was provided by way of cash and/or letters of credit (LCs) in respect of the equity required in connection with the TEF Loan. Moreover, additional collateral were provided by way of letters of credit (LCs) required to secure shareholders' liabilities related to the project in the amount of approx. USD 63 million. It is noted that the said letters of credit were provided out of the Company's facilities and/or facilities guaranteed by the Company, as detailed in Note 14C above.

•	During the project’s construction PERIOD, an additional consideration will be paid to the Seller totaling approx. USD 80 million, in four equal annual installments from 2026 TO 2029.

The Company opted to account for the acquisition transaction as an asset acquisition transaction. For further details, see Note 3B3.

Following is the allocation of the total cost of investment in Basin Ranch totaling NIS 1,095 million (approx. USD 353 million) (*) to assets and liabilities which will be consolidated for the first time in the first quarter of 2026:

NIS million
Cash and cash equivalents	408
Property, plant & equipment	1,343
Loan from TEF	(434)
Other long‑term liabilities	(168)
Other liabilities, net	(54)
Total	1,095

(*) The total said investment cost includes the consideration paid for the acquisition of the remaining stake (30%) in the Basin Ranch power plant and the balance of investment therein (70%) as of the transaction completion date.

19 Under the Acquisition Agreement, the CPV Group serves as the guarantor for future payments payable to the seller subsequent to the completion of the transaction. Furthermore, the seller is entitled to their share in the balance of future development fees in respect of the Project totaling approx. NIS 59 million (approx. USD 18 million), which are expected to be paid on the Project’s commercial operation date.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

E.       Transactions to acquire additional interests in US-based power plants (cont.)

2. Acquisition of the remaining ownership interests in the Shore and Maryland power plants

A transaction for the acquisition of 25% of the ownership interests in the Maryland power plant was completed in October 2024, and an acquisition of additional 25% was completed in December 2024, such that CPV Group's holding stake increased to 75%. Furthermore, a transaction for the acquisition of 31% of the ownership interests in the Shore power plant was completed in December 2024, such that CPV Group's holding stake increased to approx. 69%.

The amount paid for such transactions - with the addition of CPV’s share attributable to the Acquired Rights (approx. 31%) in the Equity Subscription with respect to the refinancing of the Shore Power Plant (which was completed in the first quarter of 2025) and totaled approx. USD 80 million (for 100% of the interests) - totaled approx. US 213 million (approx. NIS 770 million).

On April 1, 2025, an agreement was completed to acquire an additional 20% of the Shore Power Plant, such that upon its completion, the holding rose to 89%. At the transaction completion date, the CPV Group paid the seller an immaterial consideration amount, in addition to injecting the Partner's share on Shore Power Plant’s refinancing date during the first quarter of 2025 (for details, see Note 14B5 above).

Considering the interests of the remaining partners in the Shore and Maryland power plants, the Company continued to account for its investments therein according to the equity method.

On October 28, 2025, the Company entered into an agreement to acquire the remaining ownership interests (approx. 11%) in the Shore power plant from the remaining partner in consideration for an immaterial amount. Subsequent to the Report date, in January 2026, the Acquisition Transaction was completed, such that as of the Report approval date CPV Group holds 100% of the ownership interests in Shore. Accordingly, as of the financial statements for the first quarter of 2026, the power plant will be consolidated in the financial statements of CPV Group and, accordingly, in the Company's financial statements.

The Acquisition Transaction was accounted for as an asset acquisition transaction; for further details see Note 3B3. Following is the allocation of the total investment cost in Shore (*) to assets and liabilities which will be consolidated for the first time in the first quarter of 2026:

NIS million
Property, plant & equipment	1,650
Right‑of‑use asset	422
Bank loans	(938)
Lease liability	(543)
Derivative financial instruments	(51)
Other assets, net	10
Total	550

(*)  The total investment cost includes the consideration paid for the acquisition of the remaining stake (approx. 11%) in the Shore power plant and the balance of investment therein (approx. 89%) as of the transaction completion date.

Furthermore, on the Acquisition Transaction’s completion date, the Company is expected to recognize a (pre-tax) loss totaling approx. USD 15 million (approx. NIS 47 million) due to reclassification of capital reserves from other comprehensive income (mainly in respect of hedging of the spark spread) to profit or loss.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

E.     Transactions to acquire additional interests in US-based power plants (cont.)

3.	Signing an agreement for the acquisition of the remaining ownership interests in Maryland and disposal of the investment in Three Rivers

Subsequent to the Report date, in March 2026, CPV Group entered into an acquisition agreement with the partner holding 25% of the remaining ownership interests in the Maryland power plant. In accordance with the agreement, in consideration for the partner's ownership interests in Maryland, CPV Group will transfer to the partner its ownership interests (10%) in the Three Rivers power plant and a cash amount, which is immaterial. The completion of the transaction is subject to generally accepted conditions precedent, including obtaining regulatory approvals, which have yet to be completed as of the Report approval date.

Upon completion of the transaction (if it is indeed completed) CPV Group will hold the entire ownership interests in the Maryland power plant and at the same time will cease to hold the Three Rivers power plant; as from that date the Maryland power plant will be consolidated into the CVP Group and Company's Financial Statements.

As of the report approval date, the Company is assessing the transaction’s accounting treatment, and specifically the effect on profit and loss, if any, of the Maryland power plant’s transition from an associate to a consolidated company. After completing an initial assessment, the Company estimates that the acquisition of the share of the remaining partner in the Maryland power plant will be accounted for as an asset acquisition transaction (rather than as a business combination), and accordingly it is not expected that it will recognize a gain from the revaluation of the investment in Maryland due to the transition from an equity-accounted investment to a consolidated entity in the Financial Statements. However, balances recognized in other comprehensive income in respect of the investment in Maryland through the transaction completion date (if it is completed), are expected to be reclassified to profit and loss.

Furthermore, as a result of the sale of the Company's holding stake in Three Rivers, upon completion of the transaction (if it is completed), the Group is expected to recognize a post-tax capital gain, which is estimated at approx. NIS 23 million (approx. USD 8 million) as of the Report approval date.

F.     Deconsolidation in the US Renewable Energies Segment and transition of significant influence

Transaction for investment of capital in CPV Renewable

In November 2024, an investment transaction was entered into between the CPV Group and Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), whereunder a total of USD 300 million was invested (USD 200 million as of the Transaction Completion Date and an additional USD 100 million during 2025) in CPV Renewable Power LP (hereinafter - “CPV Renewable”)20 in consideration for allocating 33.33% of the ordinary interests in CPV Renewable (hereinafter - the “Investor’s Interest”) at the Transaction Completion Date. The Transaction reflected a pre-money valuation of approx. USD 600 million for CPV Renewable.

20 Prior to the completion of the Transaction: (1) CPV Renewable changed its status from a Limited Partnership to a Limited Liability Company (LLC); (2) the holdings in CPV Keenan LLC (which is part of CPV Group’s renewable energy activities) were transferred into CPV Renewable.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

F.     Deconsolidation in the US Renewable Energies Segment and transition of significant influence (cont.)

The interest holders agreement, which was signed by the parties and came into effect on the Transaction Completion Date, sets forth arrangements between the interest holders in CPV Renewable, and Corporate Governance provisions, including, among other things, as detailed below:

1.
Board of Directors’ composition - the initial composition as of the completion date will include 4 board members (CPV Group and the Investor each appointing 2 directors). The voting power of the directors is based on the holding rate of the appointing interest holder.

2.	Generally accepted restrictions on the transfer of rights (including certain restriction periods), subject to agreed conditions and exclusions.

3.
Actions and resolutions requiring a special majority, which includes the votes of the directors appointed by the Investor - including, among other things, changes in the corporation’s documents, mergers, allocation of securities, liquidation, future budgets (the agreement includes arrangements regarding budgetary continuity), interested party transactions (including regarding the service agreements), certain engagements and material transactions, etc., all subject to the applicable conditions, thresholds and definitions as per the agreement. Furthermore, the replacement of the CPV Renewable’ lead business officer shall require the consent of the Investor under certain conditions.

4.	The activities of CPV Group in the field of renewable energy shall be carried out through CPV Renewable (except under certain circumstances prescribed by the Agreement).

Furthermore, the parties agreed that CPV Group shall provide development and asset management services to CPV Renewables in accordance with a long-term services agreement,21 which will include, among other things, CPV Group’s undertaking to provide sufficient resources and skilled manpower for that purpose, in accordance with specific undertakings.22

In view of the arrangements put in place between the interest holders as detailed above, as from the transaction completion date CPV Group and the Company ceased to consolidate the financial statements of CPV Renewable and started implementing the equity method to this investment. Accordingly, in the fourth quarter of 2024, a one-off gain from the loss of control totaling approx. NIS 259 million and income tax expenses totaling approx. NIS 83 million were recognized: (1) Approx. NIS 12 million in tax expenses in respect of restructuring carried out in respect of the transfer of investment in CPV Keenan LLC (which is under CPV Group’s renewable energy segment) to CPV Renewable (the abovementioned tax expenses include approx. NIS 53 million in current tax expenses and approx. NIS 41 million in deferred tax income). And; (2) Deferred tax expenses totaling approx. NIS 71 million arising from remeasurement of the investment to fair value at the time of loss of control.

It is noted that CPV Group paid taxes totaling approx. NIS 64 million in respect of the abovementioned restructuring.

The fair value of CPV Renewable, based on the transaction price, amounts to approx. NIS 3,356 million (approx. USD 897 million); CPV Group’s share (66.67%) amounted to approx. NIS 2,225 million (approx. USD 595 million). On the transaction completion date, in November 2024, an initial appraisal was conducted for the purpose of determining the fair value of CPV Renewable's assets and liabilities; the appraisal was conducted by an external independent appraiser (EY). The appraisal was completed in the fourth quarter of 2025 and did not have a material effect on the Financial Statements.

21 The service agreements include provisions in connection with early termination by CPV Renewable under certain circumstances.
22  Includes undertakings regarding skilled lead business officer and development team. A breach of some of the undertakings (as the case may be) may trigger the termination of the services agreements and the appointment of a replacement officer, and lead to other impacts on CPV Group’s rights as per the Interest Holders’ Agreement.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 23 – SUBSIDIARIES (cont.)

F.     Deconsolidation in the US Renewable Energies Segment and transition of significant influence (cont.)

Following is a breakdown of the allocation of the fair value of the investment in CPV Renewable to CPV Group's share in the fair value of the assets and liabilities of CPV Renewable:

NIS million
Cash and cash equivalents	670
Receivables in respect of deferred consideration from the partner in CPV Renewable	243
Property, plant & equipment	2,579
Goodwill	99
Bank loans	(967)
Other long‑term liabilities	(293)
Other liabilities, net	(106)
Total	2,225

The projects’ fair value was evaluated based on the following methodology:

A.
With regard to projects under commercial operation or construction using the DCF method by discounting the expected future cash flows of each project, by the weighted average cost of capital (WACC) after tax.

B.	With respect to the backlog of projects under advanced development - at estimated fair value per KW, and the likelihood of materialization as a function of the development stages.

C.	With regard to the backlog of projects under initial development - at cost.

Following are the key assumptions used in determining the Projects’ fair value:

A.	Forecast years - represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as of the end of the forecast period.

B.	Weighted Average Cost of Capital (WACC) - calculated for each active material project and under construction separately and ranges between approx. 6.25% and approx. 7%.

C.
Market prices and capacity - market prices (electricity, availability, RECs, etc.) are based on PPAs and market forecasts received from external and independent information sources, taking into account the relevant area and market for each project and the relevant regulation.

D.	Forecast years - represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as of the end of the forecast period.

E.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction (ITC or PTC, as applicable).

F.	An annual long-term inflation rate of 2.2%.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 24 – ASSOCIATES

CPV Group’s operations in the Energy Transition Segment, as detailed in Note 25 below, is carried out through associates. In addition, as from the completion date of the investment transaction in the renewable energy segment in the fourth quarter of 2024 as detailed in Note 23F, CPV Group’s activity in the said segment is also carried out through an associate - CPV Renewable.

Following is condensed information regarding principal associates of CPV Group. In addition, the CPV Group owns additional associates that hold rights to projects under development and in which the investment, as of the Report date, amounts to non-material amounts.

Condensed financial information on the financial position as of December 31, 2025:

	Fairview	Maryland (2)	Shore (1)	Towantic	Valley	Three Rivers (3)	Basin Ranch (1)	CPV Renewable	Other investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	75.0%	88.8%	26.0%	50.0%	10.0%	70.0%	66.7%

Current assets	115	80	58	250	334	172	271	662	4
Non-current assets	2,692	2,007	2,565	2,595	1,887	3,899	1,426	4,066	121

Total assets	2,807	2,087	2,623	2,845	2,221	4,071	1,697	4,728	125

Current liabilities	125	191	205	329	1,136	220	123	936	3
Non-current liabilities	2,181	751	1,540	698	284	1,926	776	1,558	-

Total liabilities	2,306	942	1,745	1,027	1,420	2,146	899	2,494	3

Net assets	501	1,145	878	1,818	801	1,925	798	2,234	122

Company's share	125	859	779	473	401	193	559	1,489	57	4,935
Excess costs and other adjustments	239	(13)	(387)	83	(2)	28	(71)	374	-	251

Carrying amount of investment	364	846	392	556	399	221	488	1,863	57	5,186

Dividends and capital distributions in 2025	247	129	7	80	-	19	-	-	-	482

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 24 – ASSOCIATES (cont.)

Condensed financial information on the operating results for the year ended December 31, 2025:
	Fairview	Maryland (2)	Shore (1)	Towantic	Valley	Three Rivers (3)	Basin Ranch (1)	CPV Renewable (2)	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Total revenues	1,276	1,140	767	1,427	1,135	1,745	-	239

Operating expenses (excluding depreciation and amortization)	(591)	(692)	(510)	(941)	(732)	(1,216)	(6)	(292)

Depreciation and amortization	(120)	(75)	(135)	(138)	(89)	(118)	-	106

Operating income (loss)	565	373	122	348	314	411	(6)	53

Finance expenses, net	(105)	(64)	(131)	(63)	(138)	(130)	2	(80)

Net income (loss) (3)	460	309	(9)	285	176	281	(4)	(27)
Other comprehensive income (loss) (3)	(117)	(84)	(84)	(55)	(117)	(108)	-	(22)

Comprehensive income (loss)	343	225	(93)	230	59	173	(4)	(49)

Company’s share in net income (loss)	115	232	-	74	88	28	(3)	(18)	516

Deductions of profit and loss in respect of adjustments to fair value made on the acquisition dates	(9)	-	24	(4)	-	-	-	(4)	7

Share in the profits (losses) of associates	106	232	24	70	88	28	(3)	(22)	523

Company’s share in other comprehensive income (loss)	(29)	(64)	(75)	(14)	(59)	(11)	-	(14)	(266)

(1)	For details regarding the acquisition of the remaining ownership interests in Shore and Basin Ranch subsequent to the Report date, see Note 23E above.

(2)
For details regarding the signing of an agreement for the acquisition of the remaining ownership interests in Maryland subsequent to the Report date under a transaction for the exchange of rights in Three Rivers, see Note 23E3 above.

(3)	It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 24 – ASSOCIATES (cont.)

Condensed financial information on the financial position as of December 31, 2024:

	Fairview	Maryland (1)	Shore (1)	Towantic	Valley	Three Rivers	CPV Renewable (2)	Other investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	75.0%	68.8%	26.0%	50.0%	10.0%	66.7%

Current assets	110	161	128	294	149	177	897	17
Non-current assets	3,169	2,355	3,304	2,977	2,419	4,759	3,900	167

Total assets	3,279	2,516	3,432	3,271	2,568	4,936	4,797	184

Current liabilities	59	192	1,806	263	197	339	496	6
Non-current liabilities	1,919	1,063	802	843	1,517	2,357	1,395	-

Total liabilities	1,978	1,255	2,608	1,106	1,714	2,696	1,891	6

Net assets	1,301	1,261	824	2,165	854	2,240	2,906	178

Company's share	325	946	567	563	427	227	1,937	82	5,074
Fair value adjustments made on acquisition dates	283	(16)	(377)	99	(2)	30	232	(3)	246

Carrying amount of investment	608	930	190	662	425	257	2,169	79	5,320

Dividends and capital distributions in 2024	278	6	-	46	-	-	-	-	330

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 24 – ASSOCIATES (cont.)

Condensed financial information on the operating results for the year ended December 31, 2024:

	Fairview	Maryland (1)	Shore (1)	Towantic	Valley	Three Rivers	CPV Renewable (2)	Other investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Total revenues	1,108	883	618	1,548	969	1,233	40	-

Operating expenses (excluding depreciation and amortization)	(517)	(680)	(537)	(919)	(644)	(921)	(16)	(1)

Depreciation and amortization	(128)	(82)	(154)	(131)	(95)	(130)	(18)	-

Operating income (loss)	463	121	(73)	498	230	182	6	(1)

Finance expenses, net	(82)	(79)	(151)	(56)	(176)	(147)	(11)	-

Net income (loss) (3)	381	42	(224)	442	54	35	(5)	(1)
Other comprehensive income (loss) (3)	25	75	26	(34)	(93)	(35)	6	-

Comprehensive income (loss)	406	117	(198)	408	(39)	-	1	(1)

Company’s share in net income (loss)	95	6	(91)	115	27	4	(3)	(1)	152

Excess costs and other adjustments	(6)	3	16	3	-	-	(2)	-	14

Share in the profits (losses) of associates	89	9	(75)	118	27	4	(5)	(1)	166

Company’s share in other comprehensive income (loss)	6	48	15	(9)	(47)	(4)	4	-	13

(1)	For details regarding the acquisition of additional interests in the reporting period and fourth quarter of 2024 - see Note 23E2.

(2)	For details regarding deconsolidation and transition to the equity method with respect to the investment in CPV Renewable, see Note 23F above.

(3)	It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

 NOTE 24 – ASSOCIATES (cont.)

A.	Investments in property, plant and equipment of associates

Following is additional information regarding the scope of investments of Energy Transition associates in property, plant and equipment (including periodic maintenance), without adjustment for the holding stake:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Ownership stake as of the Report date	25.0%	75.0%	88.8%	26.0%	50.0%	10.0%

Investments in 2025	43	33	26	75	24	28
Investments in 2024	57	55	22	39	28	43

B.	Attachment of financial statements of a material associate

The Company includes in its Financial Statements as of December 31, 2025, Maryland’s financial statements. The financial statements of Maryland are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. For information regarding adjustments made to Maryland’s financial statements in order to make them compatible with the Company’s accounting policies and rules, see Note 28.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of material associates, and the attached financial statements were approved by the competent organs, and an opinion of the independent auditors was attached thereto.

Maryland’s functional and presentation currency is the USD. As of the Report date, the exchange rate is NIS 3.190 per USD.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 25 – SEGMENT REPORTING

As of the Report date the Group has three reportable operating segments, which constitute strategic business units of the Group, and other activities that do not constitute reportable segments.

These strategic business units are managed separately for resource allocation and performance review evaluation due to the fact that some are in different markets, and others require different technology and adjustment of the trading structure of each unit.

Following is a brief description of the business activities of each of the Group’s three operating segments as of the Report date:

•
The Israel Segment (through OPC Israel, 80%) - Under this operating segment, the Group is engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the initiation, development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy co-located with storage in Israel.

•
US Energy Transition Segment (through CPV Group, approx. 70.69%) - in this segment, the Group is engaged in the operation of conventional energy power plants (gas-fired), which supply efficient and reliable electricity, and in the generation and supply of electricity and energy, mostly to the grid. The active power plants in this area of operation are held through associates As from the first quarter of 2026, the Shore power plant will be consolidated into the Company's Financial Statements. Furthermore, subsequent to the Report approval date, an agreement was signed to acquire the remaining ownership interests in the Maryland power plant, which, subject to its expected completion in the second quarter of 2026, will result in the consolidation of Maryland in the Company’s Financial Statements.

•
US Renewable Energies Segment (through CPV Group, approx. 70.69%) - in this area of operation, the Group engages in the initiation, development, construction and operation of renewable energy electricity generation facilities (mostly solar and wind) in the USA, and the supply of electricity from renewable sources to customers. The activity in this segment is carried out through an associate in which CPV Group has an interest of approx. 66.7%.

Furthermore, the Group is engaged - through CPV Group - in several business activities in the United States which, as of the Report date and in accordance with IFRS, do not constitute reportable segments in the Financial Statements:

(1) Development and construction of high-efficiency conventional energy (natural gas) projects in combination with future carbon capture potential; and (2) retail activity for the sale of electricity to commercial customers.

The segment’s results are based on the EBITDA, which is the profit (loss) of the Company before: Depreciation and amortization, net finance expenses or income and income taxes, as well as one-off revenues (expenses). The data of associates and joint ventures are included by way of proportionate consolidation according to the CPV Group's holding rate therein, and accordingly, the adjustments column includes mainly adjustments relating to the transition from the “proportionate consolidation” method used in internal management reports, and accordingly in this note, to the equity method in accordance with IFRS.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 25 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2025
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,321	2,898	185	470	(2,872)	3,002

Cost of sales and provision of services	(1,673)	(1,750)	(44)	(436)	1,640	(2,263)

EBITDA after proportionate consolidation[1]	611	1,099	105	(18)	(1,198)	599

Adjustments:
Share in profits of associates						523
General and administrative expenses at US headquarters (not allocated to US segments)						(181)
General and administrative expenses at Company headquarters (not attributed to the operating segments)						(25)
Total EBITDA						916

Depreciation and amortization						(249)
Finance expenses, net						(218)
Other expenses, net						95
						(372)

Profit before taxes on income						544

Income tax expenses						(87)

Profit for the period						457

The total EBITDA generated by the Group’s activities in the US (including the associates) in 2025 amounts to approx. NIS 1,005 million.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 25 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2024
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,312	1,796	228	145	(1,702)	2,779

Cost of sales and provision of services	(1,649)	(1,154)	(66)	(144)	1,082	(1,931)

EBITDA after proportionate consolidation	639	588	112	(22)	(608)	709

Adjustments:
Share in profits of associates						166
General and administrative expenses at US headquarters (not allocated to US segments)						(89)
General and administrative expenses at Company headquarters (not attributed to the operating segments)						(20)
Total EBITDA						766

Depreciation and amortization						(333)
Finance expenses, net						(301)
Gain on loss of control in the US Renewable Energies Segment						259
Other expenses, net						(56)
						(431)

Profit before taxes on income						335

Income tax expenses						(138)

Profit for the year						197

The total EBITDA generated by the Group’s activities in the US (including the associates) in 2024 amounts to approx. NIS 589 million.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 25 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2023
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,283	1,525	146	12	(1,414)	2,552

Cost of sales and provision of services	(1,676)	(904)	(49)	(22)	824	(1,827)

EBITDA after proportionate consolidation	562	585	31	(26)	(588)	564

Adjustments:
Share in profits of associates						242
General and administrative expenses at US headquarters (not allocated to US segments)						(26)
General and administrative expenses at Company headquarters (not attributed to the operating segments)						(27)
Total EBITDA						753

Depreciation and amortization						(303)
Finance expenses, net						(197)
Other expenses, net						(16)
						(516)

Profit before taxes on income						237

Income tax expenses						(68)

Profit for the year						169

The total EBITDA generated by the Group’s activities in the US (including the associates) in 2023 amounts to approx. NIS 564 million.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	Lawsuits and other contingent liabilities

The Group companies usually record provisions for claims which, in their management’s opinion, based on their legal counsel, will more likely than not materialize. The provision is made according to an estimate of the expected amounts of the payments for settlement of the liability. As of the Report date, additional exposure for which there is no provision amounts to approx. NIS 31 million (excluding a purchase tax assessment, as stated in Note 10B5).

B.	Maintenance and service agreements

1.     Agreement for the Rotem Power Plant

On June 27, 2010, Rotem entered into an agreement with Mitsubishi23 for the long-term maintenance of Rotem Power Plant, from the commercial operation date, for an operating period of 100 thousand work hours or up to the date on which 8 scheduled maintenance services are completed on the gas turbine, at a cost of approx. EUR 55 million (as of the signing date of the agreement), payable over the period based on the formula provided in the agreement (hereinafter in this section – the “Original Maintenance Agreement”). In accordance with the Original Maintenance Agreement, Mitsubishi will carry out maintenance work in the power plant and provide new or refurbished spare parts as required. It is noted that the Maintenance Agreement covers scheduled maintenance work and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, if required. The Original Maintenance Agreement includes Mitsubishi’s guarantees with regard to the performance of the Rotem Power Plant. Mitsubishi undertook to compensate Rotem in the event of non-compliance with the foregoing guarantees, subject to the terms and provisions of the agreement, and Rotem undertook to pay Mitsubishi to for improvement in the performance of Rotem Power Plant resulting from the maintenance work; all this – up to an annual maximum limit, as detailed in the Maintenance Agreement.

In December 2023, Rotem entered into a new maintenance agreement with Mitsubishi Power Europe Ltd. and a company operating on its behalf that will serve as a local contractor (hereinafter, jointly - “Mitsubishi”) at a total estimated cost of approx. EUR 67 million that will be paid over the term of the agreement, in accordance with the payments schedule set in the agreement (hereinafter - the “New Maintenance Agreement”). The New Maintenance Agreement has superseded the Original Maintenance Agreement described above, which expired in October 2025. The term of the New Maintenance Agreement shall be 12 years as from the end of the term of the Original Maintenance Agreement, or the completion of the required maintenance work (which is quantified based on a number of parameters as detailed in the agreement), according to the latest of the options, and no later than 20 years from the end of the term of Rotem’s Original Maintenance Agreement. As part of the New Maintenance Agreement, Mitsubishi gives Rotem an undertaking to maintain a certain level of availability of the components relevant to the power plant and other parameters related to the performance of the relevant components in the power plant (including an undertaking regarding emissions). In addition, Mitsubishi gave Rotem a warranty undertaking with respect to with some of the maintained components, in accordance with the provisions set in the New Maintenance Agreement. It is also noted that the time tables for the execution of maintenance work in the power plant was extended such that it was decided that maintenance work will be executed in the power plant every 25,000 working hours (approx. three years).

23 Mitsubishi Heavy Industries Ltd. (which on June 24, 2014 was assigned to Mitsubishi Hitachi Power Systems Ltd. and on March 31, 2016 - to Mitsubishi Hitachi Power Systems Europe Ltd.).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.	Maintenance and service agreements (cont.)

2.     Agreement for the Hadera Power Plant

In June 2016, Hadera entered into in a long-term service agreement with two companies of the GE Group24 (hereinafter in this section – the “Service Agreement”), under which they will carry out maintenance work in the key components of the Hadera Power Plant, which include the two gas turbines, generators and some of their auxiliary equipment, for a period commencing on the date of commercial operation, until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) will have reached the end-date of their service life and (b) 25 years from the date of signing the Service Agreement. The cost of the Service Agreement is estimated at approx. USD 42 million (as of the agreement signing date) (linked to various indexes), payable over the term of the Agreement, based on the formula set in the Agreement. The Service Agreement includes a warranty for reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations, subject to the terms and provisions provided for, and on the other hand, Hadera undertook to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative maximum limit for each inspection period. The Service Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

3.     Agreement for the Zomet Power Plant

In December 2019, Zomet signed a long-term service agreement (hereinafter – the “Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for providing maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the date of delivery of the plant. Zomet may terminate the Zomet Maintenance Agreement after a period of 5 years from the power plant’s delivery date. The cost of the Service Agreement is estimated at approx. USD 35 million (as of the agreement signing date) (linked to various indexes), payable over the term of the Agreement, based on the formula set in the Agreement.

 The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS for the generation units and additional equipment on the site during the Agreement term (hereinafter in this Section – the “Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment. Pursuant to the terms and conditions of the agreement, PWPS will provide Zomet with ongoing services, including, among others, an annual inspection of the Equipment and engineering support, with a representative of PWPS being present onsite during the first 18 months of the operation. In addition, the agreement includes providing the Company with access to PWPS leasable equipment, and in case of interrupted production, PWPS will provide the Company with a replacement engine, pursuant to the terms and conditions and for the amounts set forth in the agreement. The agreement includes a mechanism for the performance of the replacement generator. Pursuant to the terms and conditions of the agreement and with the Zomet Power Plant being a peaker plant, other maintenance services, in addition to those set forth in the agreement, will be purchased based on work orders, i.e., the services will be provided by PWPS in accordance with the prices that will be agreed upon, or with respect to certain services - based on the prices stipulated in the agreement.

24 General Electric International Inc. and with GE Global Parts & Products GmbH.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.	Maintenance and service agreements (cont.)

4.     Agreement for the Gat Power Plant

On January 29, 2017, the Gat Partnership and Siemens Israel Ltd. (hereinafter - “Siemens”) entered into an operating and maintenance agreement in connection with the Gat Power Plant (hereinafter - the “Gat Operating and Maintenance Agreement”). This is an operation and maintenance agreement, by virtue of which Siemens undertook to provide all operation and maintenance services to the Gat Power Plant, at a cost of approx. NIS 287 million, which is paid over the term of the agreement, in accordance with a formula set in the agreement (including various linkages). The term of Gat’s Operating and Maintenance Agreement shall be 20 years or 170 thousand operating hours from the commercial operation date, the earlier of the two, subject to the set terms and conditions.

5.     Sorek 2 Maintenance Agreement

 In June 2021, Sorek 2 entered into a long-term agreement with an international vendor (hereinafter - the “Vendor”) for the maintenance of the turbine and its related equipment; the term of the agreement is 16 years with an option to renew by 25 years, in return for up to approx. USD 29 million (as of the signing of the Agreement), in accordance with the term of the Agreement, subject to the milestones set in the agreement (hereinafter in this section - the “Maintenance Agreement”). The Maintenance Agreement includes provisions regarding agreed and capped compensation in respect of execution and meeting time tables for servicing, and regarding the Vendor’s responsibility for its equipment and services. The Maintenance Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings. It is noted that the above agreements require, among other things, the approval of the Water Desalination Administration, in accordance with and as required pursuant to the concession agreement signed between IDE and the State of Israel in connection with the desalination facility and the project, as detailed in Note 9D1.

6.     Operation and maintenance agreements for the Shore power plant (consolidated as of Q1/2026)

 Shore entered into a maintenance agreement with its original equipment manufacturer for turbine maintenance services. In consideration for the maintenance services, Shore pays a fixed and variable payment as from the date set in the agreement. The term of the agreement is 20 years from 2014 or earlier if specific milestones will be achieved, which are based on use and wear and tear. The expected total cost from 2026 through the end of the agreement term is estimated at approx. NIS 153 million (approx. USD 48 million).

 In addition, Shore entered into an operating and maintenance agreement of the power plant, which commenced in 2016. The consideration includes fixed annual management fees, a performance-based payment and reimbursement of employment expenses, including employee salary costs, payroll taxes, subcontractor costs and additional costs as detailed in the agreement. The agreement includes an automatic extension/renewal mechanism for a period of one year, unless one of the parties to the agreement serves a non-renewal notice in accordance with the provisions of the agreement. As of the Report approval date, the agreement is under the one-year automatic annual renewal option. In the last two years, the payments in respect of this agreement amounted to immaterial amounts.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.	Maintenance and service agreements (cont.)

7.	Operation and maintenance agreements for the Basin Ranch power plant (project under construction, consolidated as of Q1/2026)

 Basin Ranch entered into a services agreement with GE Vernova International, LLC, for the provision of spare parts and scheduled and unscheduled maintenance services for the project's combustion turbines. The agreement will come into effect on the project’s substantial completion date and will end on the earlier of: (1) 25 years from its effective date; or (2) achievement of defined milestones based on the scope of use and wear and tear of the equipment. According to the agreement, Basin Ranch will pay a consideration composed of a fixed component and a variable component. The total cost expected throughout the agreement term, as from the COD, is estimated at approx. approx. NIS 670 million (approx. USD 210 million).

 In addition, Basin Ranch entered into an operating and maintenance (O&M) agreement for the power plant. The agreement term is five years from the commercial operation date; subsequently, the agreement will be renewed automatically for additional one-year periods, unless one of the parties to the agreement serves a non-renewal notice in accordance with the provisions of the agreement.

 For details regarding the construction agreement and main equipment purchase agreement for the project, see Note 9D4.

C.	Agreements for acquisition of natural gas

1.	Agreement between the Tamar Group and the Rotem Power Plant

In November 2012, Rotem entered into an agreement, (as amended from time to time),25 with the Tamar Group in connection with the supply of natural gas to the power plants (hereinafter in this section - the “Agreement”). The Agreement will remain in effect until September 2029 or until the Total Contractual Quantity is consumed - the earlier of the two. Furthermore, if 93% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The Total Contractual Quantity under the Agreement amounts to 10.6 BCM.

Certain annual quantities in the Agreement between Tamar Group and Rotem are subject to a Take or Pay (TOP) obligation, based on a mechanism set out in the Agreement. Under the Agreement, under certain circumstances if payment is made for a quantity of natural gas that is not actually consumed or a quantity of gas over and above the TOP amount is purchased, Rotem may, subject to the restrictions and conditions set out in the Agreement, accumulate this quantity, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, these rights to be assigned to related parties for unconsumed quantities until close to their expiration date. In addition, Rotem may sell surplus gas under a secondary sale, subject to conditions set in the agreement. In addition, in May 2022 Rotem exercised an option to reduce the contractual quantities (daily, annual, total and ToP quantities) to a certain rate stipulated in the Agreement, which entered into force at the end of May 2023 after the commercial operation of the Energean Reservoir.

25 To the best of the Company’s knowledge, as of the Report date, the Tamar Group includes Isramco Negev 2 Limited Partnership, Union Energy & Systems 2 Ltd. Mubadala Energy RSC Ltd., Chevron Mediterranean Ltd., Tamar Investment 2 Limited, Dor Gas Exploration Limited Partnership and Tamar Petroleum Ltd.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	Agreements for acquisition of natural gas (cont.)

1.	Agreement between the Tamar Group and the Rotem Power Plant (cont.)

Pursuant to the Agreement, the price of gas is based on a base price in NIS, which was set on the date of signing the Agreement, linked to changes in the generation component tariff, which is part of the DSM, and in part (30%) to the USD representative exchange rate. In addition, the natural gas price formula set in the Agreement between Tamar Group and Rotem is subject to a minimum price in USD.

2.	Agreement between the Tamar Group and the Hadera Power Plant

Hadera has a natural gas supply agreement with the Tamar Group (hereinafter in this section - the “Agreement”). The Agreement between Tamar and Hadera will end 15 years after the commencement of supply from the Tamar Reservoir (April 2013), or at the end of the consumption of the total contractual quantity, the earlier of the two. In addition, if at the end of the 14th year Hadera has not utilized the quantity of gas agreed upon out the total contractual quantity, both parties have the right to extend the agreement until the earlier of the utilization of the total contractual quantity or additional two years. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the Israeli Electricity Authority and includes a minimum price.

According to the agreement, Tamar has an obligation to supply all of the quantities included in the agreement; on the other hand, Hadera has a TOP commitment regarding a certain annual quantity of natural gas. In June 2022, Hadera exercised an option to reduce some of the contractual quantities (daily, annual and total quantities) to a certain rate as stipulated in the agreement, which entered into force in March 2023 immediately prior to the commercial operation of the Energean Reservoir.

3.	Agreements between Energean and the Rotem and Hadera power plants

In December 2017, Rotem and Hadera engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas.26 According to the terms of the agreements, the total original basic natural gas quantities which Rotem and Hadera are expected to purchase was approx. 5.3 BCM and approx. 3.7 BCM, respectively (hereinafter – the “Total Contractual Quantity”). For details regarding the increase in the Total Basic Contractual Quantity, see below in this section. The agreement includes, among other things, a TOP mechanism, whereby Rotem and Hadera undertake to pay for a minimum quantity of natural gas even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms. In accordance with the regulation, the Company is required to provide guarantees under certain conditions set forth in the agreement, including a downgrading of the rating, according to the value of the number of gas consumption days, in accordance with the contractual quantity set forth in the agreement.

26 At the time of signing the agreement, there was also an engagement with ICL Group Ltd. and Bazan Ltd. The agreements with respect to each of the Group Companies are separate and independent.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	Agreements for acquisition of natural gas (cont.)

3.	Agreements between Energean and the Rotem and Hadera power plants (cont.)

Until the amendment of the agreements with Energean in November 2019, it was stipulated that the agreements will remain in effect until the earlier of: 15 years or until the Total Contractual Quantity will have been supplied by Energean to each of the subsidiaries (Rotem and Hadera) (hereinafter – the “First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the date Energean pumps its first gas (hereinafter - “Karish’s Commercial Operation Date”). Under each of the Agreements, if 14 years from Karish’s Commercial Operation Date will have elapsed and the contracting company has not taken a volume equivalent to 90% of the Total Contractual Quantity, subject to prior notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement took effect, until the earlier of: (1) full consumption of the Total Contractual Quantity; or (2) for an additional 3 years from the end of the First Agreement Term.

As part of an amendment to Rotem and Hadera’s Energean agreements of 2019, the rate of gas consumption by Rotem was accelerated, such that Rotem’s daily and annual contractual gas consumption from Energean was increased by 50%, with no change in the Total Contractual Quantity being purchased from Energean. Accordingly, the agreement period was updated to the earlier of 10 years or until the Total Contractual Quantity will have been consumed (in lieu of the earlier of 15 years or until the Total Contractual Quantity will have been consumed) (hereinafter - the “Additional Agreement Term”). It is noted that the agreements with Energean include circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the First Agreement Period (or the Additional Agreement Term), including cases of prolonged supply interruptions, compromised collateral, etc.

The price of the natural gas in the agreements with Energean is denominated in USD and is based on an agreed formula, which is linked to the Electricity Generation Component and includes a minimum price. The original total financial amount of the agreements was estimated at approx. USD 1.3 billion (assuming consumption of the total basic quantity and in accordance with the original agreements and in accordance with the gas price formula as of the engagement date); it depends mainly on the electricity generation component, the increase of the quantities as specified below and the volume of gas consumed.

It is noted that, in August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements (the increase does not constitute exercise of the above option, which is exercisable by the end of 2022). It is clarified that increasing the contractual quantity increases the TOP commitment as part of the agreements.

In November 2022, Rotem served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the agreement with Energean. At the beginning of 2023, Energean issued Hadera and Rotem with a notice regarding the completion of the commissioning and commercial operation on March 26, 2023.

In addition, in 2023 Rotem and Hadera recognized a contractual amount totaling approx. NIS 18 million (approx. USD 5 million), which was received in 2024 and recognized in the cost of sales line item.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	Agreements for acquisition of natural gas (cont.)

4.	Agreement between Leviathan and the Sorek 2 Power Plant

Under Sorek 2’s agreement with IDE (as detailed in Note 9D1), a mechanism was set for the supply of natural gas to Sorek 2 by virtue of the Gas Agreements signed between IDE and holders of interests in the Leviathan natural gas field (hereinafter in this section – the "Leviathan Gas Agreement"), for a period of 24 years and 11 months starting from the commercial operation of the desalination facility; under the agreement, Sorek 2 assumed IDE’s rights and obligations under the Leviathan Gas Agreement on a back-to-back basis, except for the obligation to provide collateral or guarantees under the Gas Agreements. It was also determined that IDE retains independent rights regarding the exercise of rights, including its right of early termination of the Gas Agreement and engagement in a new Gas Agreement, provided that these conditions will not have a material adverse effect on the Company, while adjusting the consideration for the electricity in the event of a gas price reduction. Reporting, billing, payment and dispute resolution mechanisms were also provided for, as was the Company's right to reject off-specification gas

The gas price under the Leviathan Gas Agreement is denominated in USD for the entire term of the agreement and includes price adjustment mechanisms that may be activated in the event of a breach of the commercial balance. The agreement includes a Take-or-Pay (ToP) mechanism pursuant to which Sorek 2 is required to pay for a minimum quantity of natural gas, calculated from the annual contract quantity as defined therein; the agreement also establishes arrangements for reducing this quantity in accordance with the guidance of the Israel Water Authority and its Water Desalination Administration with respect to the operation of the desalination plant at the site. The Leviathan Gas Agreement includes additional provisions and arrangements customary in natural gas purchase agreements, including with regard to maintenance, mechanisms regarding gas quality, limitation of liability, dispute resolution, maintenance and operating mechanisms. Furthermore, the agreements include provisions regarding restrictions on the sale of gas to third parties, who are not related parties and cases which give rise to an early termination right.

5.	Natural gas acquisition agreement with a third party

On March 18, 2024, a wholly-owned partnership of OPC Israel (hereinafter - the “Partnership”) engaged with a third party in an agreement for the purchase of natural gas. The agreement will terminate on June 30, 2030 or at the earlier of: the end of the consumption of the Total Contractual Quantity of approx. 0.46 BCM as set out in the agreement.

Under the agreement, the Seller undertook to provide to the Partnership a daily quantity of gas, as will be decided by the Partnership each month, in accordance with the mechanism set out in the agreement, and - for its part - the Partnership assumed a take or pay liability for a certain annual consumption as set out in the agreement. The agreement includes arrangements regarding quantities consumed above or below the minimum annual quantity. The price of the natural gas is denominated in USD and based on an agreed formula, which is linked to the generation component and includes a minimum price. Furthermore, the agreement included additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to the natural gas’s quality, supply shortage, force majeure, limitation of liability, early termination provisions under certain cases, subject to terms and conditions and reassignment.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	Agreements for the acquisition of natural gas (cont.)

6.	Amendment to the Excise Tax on Fuel Ordinance

In September 2024, an amendment to the Fuel Excise Tax Ordinance (Imposition of Excise Tax) went into effect, as from January 1, 2025. The amended ordinance includes an increase of the excise tax rates applicable to various types of fuels, including natural gas, such that in 2025, the excise tax on natural gas will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in the excise tax rate on natural gas is expected to increase the cost of natural gas for the Company; the Company estimates that some of the effect may be mitigated as a result of an increase in the Company’s revenues, provided that the generation component will be increased and subject to the effect of such a possible increase, for the Company, in the price of natural gas, which is linked to the generation component. As of the report approval date, the effect of the amendment to the Excise Tax Ordinance on the Company’s results in Israel over time cannot be estimated. With respect to 2026, the Company estimates that the amended Excise Tax order is not expected to have a material impact on its results

D.	Agreement for the sale of surplus electricity for the Rotem Power Plant

On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (hereinafter - the “Electricity Producer”); the term of the agreement is five years.

As part of the agreement, Rotem undertakes to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount for the demand side management tariff (DSM Tariff) (hereinafter - the “Contractual Discount”); with respect to surplus electricity in other demand hour clusters, which were defined, the parties will give certain priority under agreed conditions. Under the provisions of the agreement, the sale of surpluses shall be carried up in accordance with set maximum and minimum quantities. Furthermore, the agreement includes additional provisions and arrangements regarding early termination thereof and provisions which are generally accepted in agreements for the purchase of surplus electricity.

For details regarding the agreement to purchase energy and power from Dead Sea Works, see Note 22C3.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

 NOTE 27 – SUBSEQUENT EVENTS

1.	For details regarding the engagement in the EPC agreement for the construction of a substation in the Ramat Beka project in Israel, see Note 9D2B.

2.	For details regarding entering into an equipment supply agreement and a maintenance agreement in connection with the Hadera 2 Project, see Note 9D3.

3.
For details regarding the vesting of the profit participation plan for CPV Group employees  in January 2026 and the amounts expected to be paid by virtue thereof, as well as the new plan approved subsequent to the Report date, see Note 16C.

4.
For details regarding the provision of an additional amount of USD 130 million to the CPV Group in January 2026, as part of the finance agreement with Bank Leumi with respect to the Basin Ranch project, see Note 14B3.

5.	For details regarding the increase in investment undertakings and the provision of shareholder loans by the Partners in OPC Power, see Note 23A2.

6.	For further details regarding the completion of transactions for the acquisition of the remaining stakes in the Shore and Basin Ranch projects, see Note 23E.

7.	For details regarding entering into the agreement to acquire the remaining interests in the Maryland Power Plant and disposal of the investment in the Three Rivers Power Plant, see Note 23E3.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF A MATERIAL ASSOCIATE

Maryland

Statement of Financial Position:

		As of December 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	43	4,756	4,799
Restricted cash	D	4,759	(4,756)	3
Property, plant & equipment	A,C	550,687	45,390	596,077
Intangible assets	C	12,242	(12,242)	-
Other assets		53,290	-	53,290

Total assets		621,021	33,148	654,169

Accounts payable and deferred expenses	A	13,929	(1,898)	12,031
Other liabilities		287,337	(3,978)	283,359

Total liabilities		301,266	(5,876)	295,390

Partners’ equity	A	319,755	39,024	358,779

Total liabilities and equity		621,021	33,148	654,169

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	34	4,800	4,834
Restricted cash	D	4,800	(4,800)	-
Property, plant & equipment	A,C	567,685	41,156	608,841
Intangible assets	C	12,641	(12,641)	-
Other assets		76,181	(1)	76,180

Total assets		661,341	28,514	689,855

Accounts payable and deferred expenses	A	11,770	(1,375)	10,395
Other liabilities		336,376	(2,784)	333,592

Total liabilities		348,146	(4,159)	343,987

Partners’ equity	A	313,195	32,673	345,868

Total liabilities and equity		661,341	28,514	689,855

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF A MATERIAL ASSOCIATE (cont.)

Maryland (cont.)

Statements of Income and Other Comprehensive Income:

		For the year ended December 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		330,334	(274)	330,060
Operating expenses	A	225,359	(7,522)	217,837
Depreciation and amortization	A	1,904	1,171	3,075

Operating profit		103,071	6,077	109,148

Finance expenses	B	19,673	(10)	19,663

Profit for the period		83,398	6,087	89,485

Other comprehensive loss	B	(24,488)	263	(24,225)

Comprehensive income for the period		58,910	6,350	65,260

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		234,641	(835)	233,806
Operating expenses	A	185,058	(6,050)	179,008
Depreciation and amortization	A	18,721	1,381	20,102

Operating profit		30,862	3,834	34,696

Finance expenses	B	23,513	(18)	23,495

Profit for the year		7,349	3,852	11,201

Other comprehensive income	B	19,340	817	20,157

Comprehensive income for the year		26,689	4,669	31,358

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF A MATERIAL ASSOCIATE (cont.)

Maryland (cont.)

Material adjustments to the statement of cash flows:

		For the year ended December 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	83,398	6,087	89,485

Net cash provided by operating activities		115,159	-	115,159
Net cash provided by (used for) investing activities	D	(2,011)	3,034	1,023
Net cash used for financing activities		(116,215)	-	(116,215)

Net decrease in cash and cash equivalents		(3,067)	3,034	(33)

Balance of cash and cash equivalents as of the beginning of the period	D	34	4,798	4,832

Balance of restricted cash as of the beginning of the period	D	29,039	(29,039)	-

Balance of cash and cash equivalents at the end of the period	D	43	4,756	4,799

Balance of restricted cash as of the end of the period	D	25,963	(25,963)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		7,349	3,852	11,201

Net cash provided by operating activities		22,178	-	22,178
Net cash used for investing activities	D	(8,882)	336	(8,546)
Net cash used for financing activities		(13,180)	-	(13,180)

Net decrease in cash and cash equivalents		116	336	452

Balance of cash and cash equivalents as of the beginning of the year	D	41	4,341	4,382

Balance of restricted cash as of the beginning of the year	D	28,917	(28,917)	-

Balance of cash and cash equivalents at the end of the year	D	34	4,800	4,834

Balance of restricted cash as of the end of the period	D	29,040	(29,040)	-

---Unofficial translation for convenience purposes---

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2025

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF A MATERIAL ASSOCIATE (cont.)

Maryland (cont.)

Following is a breakdown of the key adjustments between US GAAP and IFRS in Maryland

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of profit and loss.

B.
Hedge effectiveness of swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the Statements of Cash Flows and in the Statements of Financial Position.